

2021
Notice of Annual Meeting
and Proxy Statement

Guide to GE's Proxy Statement

Also see "Acronyms Used" on page 73 for a guide to the acronyms used throughout this proxy statement.



General Electric Company Executive Offices

5 Necco Street
Boston, MA 02210

WHY ARE WE SENDING YOU THESE MATERIALS
On behalf of our Board of Directors, we are making these materials available to you (beginning on or about March 23, 2021) in connection with GE's solicitation of proxies for our 2021 annual meeting of shareholders.

WHAT DO WE NEED FROM YOU?
Please read these materials and submit your vote and proxy by mobile device or the Internet, or, if you received your materials by mail, you can also submit your vote and proxy by telephone or complete and return your proxy card or voting instruction form.

WHERE CAN YOU FIND MORE INFORMATION?
2020 Annual Report
https://www.ge.com/investor-relations/annual-report

2020 Diversity Annual Report
https://www.ge.com/about-us/diversity

2021 Proxy Statement
https://www.ge.com/proxy

2021 Sustainability Report
To be published later this year
https://www.ge.com/sustainability

Letter from the Lead Director
GE's Purpose, Strategy and Progress
Voting Roadmap
Notice of Annual Meeting
Governance
Compensation
Audit
Reverse Stock Split
Shareholder Proposals
Voting and Meeting Information
Appendix A

Letter from the Lead Director

Fellow Shareholders,

When I wrote to you last year, none of us could have imagined the scale of the challenges that 2020 would bring. I am proud of how the GE team rose to meet these challenges, while continuing to deliver for customers and propelling our transformation forward. As we begin 2021, I want to take this opportunity to share insights into how our Board worked on your behalf this past year.

PROTECTING OUR EMPLOYEES AND COMMUNITIES

During 2020, the GE team was focused first and foremost on protecting the health and safety of our employees and communities. At the onset of the COVID-19 pandemic, GE quickly instituted strong safety precautions for its global workforce and pledged financial support to employees and their families through GE's new Employee Relief Fund. The Board was engaged throughout the year with leadership in taking steps to keep our workplaces around the world safe, to accelerate the manufacture of life-saving respirators and to assure GE's operations were functioning well in a digital and remote work environment.

As part of his drive to use lean principles to improve GE's performance, our Chairman and CEO, Larry Culp, has prioritized operational safety and product quality. We are also focused on this at the Board. We use reporting from management in both of these areas as a barometer of organizational health, as well as of the safety of our people and the products that GE produces.

ACCELERATING GE'S TRANSFORMATION

GE entered 2020 with momentum and a clear plan to drive profitable growth, margin expansion and cash generation. However, we embraced new realities due to the pandemic, and GE's leadership team took decisive action to preserve and build GE's strength. The Board focused on how the team was mitigating the financial impact of the pandemic on the company overall and, in particular, on the Aviation and Healthcare businesses that were most directly affected by the global downturn. Meanwhile, we engaged with leadership on the turnarounds in the Power and Renewable

Energy businesses, where operational improvements are underway to expand margins and improve cash realization. As a Board, we oversaw actions to:

Strengthen our businesses: reduced costs by more than $2 billion, executed on $3 billion of cash preservation actions and delivered positive free cash flow at Gas Power one year ahead of target.

Fortify the balance sheet: took action to reduce GE's debt by $16 billion in 2020 and by $30 billion since the beginning of 2019, and reduced near-term liquidity needs by $10.5 billion.

Focus the portfolio: completed the sales of the BioPharma and Lighting businesses and launched a program to fully monetize GE's remaining stake in Baker Hughes Company.

The Board also worked with Larry over the past year on key leadership hires and did deep dives into succession planning. What GE does is critically important to the world, and a key part of our responsibility on the Board is making sure that GE has the right people in the right jobs today and a pipeline of talent for tomorrow. We have reviewed elements of GE's long-term strategy at every meeting, and those discussions invariably revolved around ensuring financial resilience and properly investing in people, business processes and technology for the future.

BOARD OVERSIGHT AND ENGAGEMENT

During the early months of the pandemic, our oversight at the Board was focused on health and safety, business continuity, risk management and governance for weathering an exceptionally challenging and uncertain environment. We also moved swiftly to take a series of treasury actions to shore up the balance sheet and preserve liquidity, as well as operational cost and cash actions across GE's businesses to manage risk and mitigate adverse financial impacts from the volatile supply and demand dynamics in our industries. During the summer, after implementing those earliest stabilizing actions, the Board's attention also shifted to the leadership team and providing appropriate incentive arrangements for the

CEO and other key employees, as described in greater detail in the letter from the Management Development & Compensation Committee.

As a Board, we switched from in-person to virtual meetings, just as many of our employees did the same. Directors continued their ongoing discussions with leadership throughout the year, albeit usually by video. Larry has encouraged directors to feel free to speak to any member of leadership at any time, to dive deeper into topic areas where we have specific expertise or concern and to hear directly from GE's people. Larry regularly updates the full Board informally, and many of us talk with him individually on a wide range of topics as issues arise. We held more than 35 formal meetings across the full Board and committees in 2020, in addition to numerous other engagements with the team throughout the year, including participation in GE employee leadership meetings. The atmosphere among Board members and with Larry and the GE team is exceptionally open, engaged and constructive.

We have made meaningful progress over the past year, despite the additional unexpected challenges of a global pandemic. We also know that we have more work to do to drive the desired performance improvements and organizational change. On behalf of the entire Board, I thank you for your continued investment and support of GE as we work together to continue our transformation. We are committed to ensuring that GE is very well positioned to deliver value over the long term.



THOMAS W. HORTON
Lead Director

GE's Purpose, Strategy and Progress

OUR PURPOSE

We rise to the challenge of building a world that works.

Investing in strategic sectors for society's future. Leading with technology, solving sustainable development challenges, and partnering to resolve local needs.

Energy Transition

Transforming millions of lives with access to reliable, affordable, and cleaner electricity.

Precision Health

Building an intelligence-based healthcare system and a healthier world with more integrated, efficient, and personalized care.

Future Of Flight

Partnering to facilitate recovery of the commercial aviation industry and help airlines achieve their sustainability goals.

How We Govern Our Company

Holding ourselves and our partners accountable to the highest standards of integrity and competitiveness.

How We Invest In Our Communities

Our approach to social impact is embedded in our business strategy. Fostering innovation, building infrastructure, and shaping the diverse workforce of tomorrow.

OUR STRATEGY

1 Continuing to Strengthen our businesses

Leadership

Strengthening our businesses begins with building the best team. Over the last two years we have continued to build our world-class team, with new leaders joining our strong bench of GE talent. These leaders are playing a critical role in GE's transformation, and we are committed to the leadership behaviors of **humility**, **transparency**, and **focus**.





POWER

MISSION Powering lives and making electricity more affordable, reliable, accessible, and more sustainable

UNITS Gas Power, Power Portfolio

INSTALLED BASE 7,000+ gas turbines

CEO Gas Power: Scott Strazik; Power Portfolio: Dan Janki

EMPLOYEES ~34,000

PROGRESS

Gas Power built a lower risk equipment backlog, and delivered positive free cash flow one year ahead of its commitment due to efforts to reduce costs and improve working capital.

RENEWABLE ENERGY

MISSION Making renewable power sources more affordable, reliable, and accessible for the benefit of people everywhere

UNITS Onshore Wind, Offshore Wind, Grid Solutions Equipment and Services, Hydro Solutions, Hybrids Solutions

INSTALLED BASE 400+ GW of renewable energy equipment

CEO Jérôme Pécresse

EMPLOYEES ~40,000

PROGRESS

- Onshore Wind delivered record global volumes in 2020, holding the No. 1 U.S. market position for the last two years.
- Offshore Wind received full certification for both the 12- and 13-megawatt Haliade™-X, the world's most powerful offshore wind turbine in operation today, which now has 5.7 gigawatts in customer commitments.
- Renewable Energy's growing backlog stands at an all-time high of $30 billion.

2 Solidifying our Financial Position

We reduced debt by about $16 billion in 2020 and by $30 billion since the beginning of 2019. We entered 2021 with $37 billion of liquidity, giving us that capacity to weather continued volatility, further de-lever, and focus on organic growth.

3 Driving long-term profitable growth

Lean

Our lean operating philosophy supports our long-term growth strategies by emphasizing customer focus, elimination of waste, and ruthless prioritization of work to improve safety, quality, delivery, and cost. Lean principles help us examine processes and continually improve them by solving problems at their root cause.

New independent auditor

After a thorough and competitive review, our Board selected Deloitte as GE's independent auditor for 2021.

Inclusion and diversity

We named Mike Barber Chief Diversity Officer, and appointed Chief Diversity Officers in each of our businesses. In February of 2021, we published GE's first Diversity Annual Report in many years.



AVIATION

MISSION Providing customers with engines, components, avionics and systems for commercial, military and business & general aviation aircraft and a global service network to support these offerings

UNITS Commercial, Military, Systems & Other

INSTALLED BASE ~37,700 commercial aircraft engines[1] and ~26,500 military aircraft engines

CEO John Slattery

EMPLOYEES ~40,000

PROGRESS

- As commercial airlines lost a half-trillion dollars in revenue and saw demand drop by more than 65 percent[2], Aviation supported our global customers throughout, helping them manage their fleets and maintenance plans as they sought to conserve cash.
- Aviation improved margins through the year and delivered nearly breakeven free cash flow.
- Our LEAP backlog stands at approximately 9,600 engines.

1 Including GE and its joint venture partners

2 IATA data, November 24, 2020



HEALTHCARE

MISSION Operating at the center of an ecosystem working toward precision health – digitizing healthcare, helping drive productivity and improving outcomes across the health system

UNITS Healthcare Systems, Pharmaceutical Diagnostics, BioPharma (this business was sold on March 31, 2020)

INSTALLED BASE 4M+ healthcare installations

CEO Kieran Murphy

EMPLOYEES ~47,000

PROGRESS

- Healthcare grew revenue organically and delivered strong margin and cash performance.
- In 2020, the team increased output for critical medical equipment helping doctors diagnose and treat patients with COVID-19, including quadrupling ventilator production.
- We invested for the future, launching more than 40 new products.



CAPITAL

MISSION Designing and delivering innovative financial solutions for GE Industrial customers in markets around the world

UNITS GE Capital Aviation Services (GECAS), Energy Financial Services (EFS), Working Capital Solutions (WCS), Insurance

CEO Jennifer VanBelle

EMPLOYEES ~2,000

PROGRESS

- GE Capital continued to support our industrial businesses and reduce overall risk while navigating significant industry disruption.
- With lower debt and a broader commercial market recovery, we expect GE Capital earnings to improve.

Margins and profit also contracted organically, but they improved through the year as we executed better and streamlined our costs.

We delivered positive free cash flow despite the still-difficult macro environment.

Some of the information in this section is forward-looking. For more information about our forward-looking statements, see "Caution Concerning Forward-Looking Statements" on page 54.

In addition to improving our manufacturing processes and delivering higher quality service to our customers, we're also running the company with a lean operating model, standardizing our quarterly operating approach to focus on key company priorities such as talent, strategy, and budgeting. We are working hard to scale lean company-wide to help GE improve performance and drive lasting cultural change.

HOW GE SUPPORTED THE FIGHT AGAINST COVID-19 IN 2020

Healthcare quadrupled ventilator production; increased production capacity and output for critical medical equipment in the diagnosis and treatment of COVID-19—including monitoring solutions, x-ray, anesthesia, and point-of-care ultrasound products; and launched digital solutions to help providers deliver care to patients virtually.

Aviation produced and serviced engines and components for military and cargo aircraft flying daily around the world to assist in response efforts.

Power and Renewable Energy supported electricity generation for critical hospitals, health care facilities, and homes and businesses.

Digital offered free licenses to customers to allow plant operators and management teams real-time monitoring and control access to plant operations.

GE's Employee Relief Fund supported 3,900 GE employees and their families around the world facing unprecedented challenges due to the pandemic.

The **GE Foundation** contributed to global and community health and disaster relief efforts, helped deliver personal protective equipment to U.S. healthcare workers in urgent need, and worked to shore up healthcare systems in Southeast Asia and Africa with trainings, infrastructure, and equipment.

Voting Roadmap

1 Director Elections

Election of directors



Your Board recommends a vote **FOR** each director nominee

See **page 6** ▶

2 Compensation

Advisory approval of our named executives' pay



See **page 27** for a Letter from the Management Development & Compensation Committee that discusses the Committee's actions over the past year.



Your Board recommends a vote **FOR** this proposal

See **page 27** ▶

3 Audit

Ratification of Deloitte as independent auditor for 2021



Your Board recommends a vote **FOR** this proposal

See **page 57** ▶

4 Reverse Stock Split

Approve a reverse stock split and reduction in our authorized stock and par value



Your Board recommends a vote **FOR** this proposal

See **page 60** ▶

2021 Shareholder Proposals

Your vote is needed on three proposals:

See **page 64** ▶

SHAREHOLDER PROPOSAL NO. 1
Multiple Candidate Elections

SHAREHOLDER PROPOSAL NO. 2
Independent Board Chairman

Your Board recommends a vote **AGAINST** Shareholder Proposals 1 and 2

SHAREHOLDER PROPOSAL NO. 3
Report on Net Zero Indicator

Your Board recommends a vote **FOR** Shareholder Proposal 3

Notice of Annual Meeting



You are invited to participate in GE's 2021 Annual Meeting. If you were a GE shareholder at the close of business on March 8, 2021, you are entitled to vote at the Annual Meeting. Even if you plan to attend the live webcast, we encourage you to submit your vote as soon as possible through one of the methods below.

Cordially,
MIKE HOLSTON, SECRETARY

Agenda

1 Elect the 11 director nominees named in the proxy for the coming year

✔ **FOR** each director nominee   Page 6

2 Approve our named executives' compensation in advisory vote

✔ **FOR**   Page 27

3 Ratify the selection of Deloitte as independent auditor for 2021

✔ **FOR**   Page 57

4 Approve a reverse stock split and reduction in our authorized stock and par value

✔ **FOR**   Page 60

5 Vote on the shareholder proposals included in the proxy, if properly presented at the meeting

AGAINST proposals 1 and 2   Page 64
FOR proposal 3

Shareholders also will transact any other business that properly comes before the meeting

Voting Q&A

Who can vote? Shareholders as of our record date, March 8, 2021.

How many shares are entitled to vote? 8.8 billion common shares (preferred shares are not entitled to vote).

How many votes do I get? One vote on each proposal for each share you held as of the record date (see first question above).

Do you have an independent inspector of elections? Yes, you can reach them at First Coast Results, Inc., 200 Business Park Circle, Suite 112, Saint Augustine, FL 32095.

Can I change my vote? Yes, by voting during the meeting, delivering a new proxy or notifying First Coast Results in writing.

However, if you hold shares through a broker, you will need to contact them directly.

Is my vote confidential? Yes, only First Coast Results and certain GE employees/agents have access to individual shareholder voting records.

How many votes are needed to approve a proposal? Majority of votes cast, with abstentions and broker non-votes generally not being counted and having no effect, except that Management Proposal No. 3 – Approval of a Reverse Stock Split requires a majority of shares outstanding, with abstentions and broker non-votes having the same effect as a vote against.

Where can I find out more information? See "Voting and Meeting Information" on page 69.

HOW YOU CAN VOTE

 **Via the internet** at www.proxyvote.com

 **By Telephone** Call the telephone number on your proxy card, voting instruction form or notice

 **By Mail** Sign, date and return your proxy card or voting instruction form

Logistics

DATE AND TIME
May 4, 2021 at 10:00 a.m. Eastern Time

LOCATION
Live Webcast at:
www.virtualshareholdermeeting.com/GE2021

FORMAT OF THE ANNUAL MEETING
The Governor of the State of New York has issued several temporary executive orders permitting New York corporations to hold virtual only shareholder meetings in light of the COVID-19 pandemic. In addition, the New York State Legislature has approved amendments to New York law, which, if signed by the Governor, would permit New York corporations to hold virtual-only shareholder meetings this year. If permitted by New York law or executive order as of the date of the Annual Meeting, we intend to hold the Annual Meeting solely by means of remote communications with no in-person location. In the event a solely virtual meeting is not permitted as of such date, we may provide a venue for an in-person annual meeting, in addition to virtual participation. In that case, we would notify our shareholders in advance on our website and by issuing a press release and filing it as additional proxy materials with the Securities and Exchange Commission. Attendance at an in-person meeting would include additional safety precautions in light of the COVID-19 pandemic.

ACCESS TO THE AUDIO WEBCAST OF THE ANNUAL MEETING
The live audio webcast of the 2021 Annual Meeting will begin at 10:00 a.m. Eastern Time. As with our past in-person annual meetings, we are making the virtual meeting available to the public to listen live. Anyone wishing to do so may go to www.virtualshareholdermeeting.com/GE2021 and enter as a guest.

ATTENDANCE INSTRUCTIONS
You are entitled to participate in the Annual Meeting if you were a shareholder as of the close of business on March 8, 2021, the record date, or hold a valid proxy for the meeting. To participate in the virtual meeting, including to vote or to ask questions, you must access the meeting website at www.virtualshareholdermeeting.com/GE2021, and follow the instructions on your proxy card, voting instruction form or Notice of Internet Availability. Online check-in will begin approximately 15 minutes before the meeting and we encourage you to allow ample time for check-in procedures.

Where can I find out more information? See "Voting and Meeting Information" on page 69.

Governance

Election of Directors

What are you voting on? At the 2021 annual meeting, eleven director nominees are to be elected to hold office until the 2022 annual meeting and until their successors have been elected and qualified.

Your Board recommends a vote for each nominee

All nominees are current GE Board members who were elected by shareholders at the 2020 annual meeting.


>6 Years
4-6 Years
1-3 Years

James Tisch, 68
President & CEO, Loews
Director Since: 2010
Other Public Company Boards: Loews and its subsidiaries

Ashton Carter, 66
Director, Belfer Center, Harvard Kennedy School & Former U.S. Secretary of Defense
Director Since: 2020
Other Public Company Boards: Delta Air Lines

Francisco D'Souza, 52
Former CEO, Cognizant Technology Solutions
Director Since: 2013
Other Public Company Boards: MongoDB

Catherine Lesjak, 62
Former CFO, HP
Director Since: 2019
Other Public Company Boards: PROS Holdings, SunPower

Sébastien Bazin, 59
Chair & CEO, AccorHotels
Director Since: 2016
Other Public Company Boards: AccorHotels, Huazhu Group

Paula Rosput Reynolds, 64
CEO, PreferWest
Director Since: 2018
Other Public Company Boards: BP, National Grid UK

Risa Lavizzo-Mourey, 66
Professor Emeritus, University of Pennsylvania & Former President & CEO, Robert Wood Johnson Foundation
Director Since: 2017
Other Public Company Boards: Intel, Merck

H. Lawrence Culp, Jr., 58
Chair & CEO, General Electric
Director Since: 2018
Other Public Company Boards: None

Edward Garden, 59
Chief Investment Officer & Founding Partner, Trian Fund Management
Director Since: 2017
Other Public Company Boards: Invesco

Thomas Horton, 59
Partner, Global Infrastructure Partners & Former Chairman & CEO, American Airlines
Director Since: 2018
Other Public Company Boards: EnLink Midstream, Walmart

Leslie Seidman, 58
Former Chair, Financial Accounting Standards Board
Director Since: 2018
Other Public Company Boards: Moody's

BOARD



Chair
Larry Culp



Lead Director
Tom Horton

Board Rhythm

6/year
Regular meetings

1/year
Strategy session

1/year
Board self-evaluation

2+/year
Business visits for each director

2+/year
Governance & investor feedback reviews

Calls
Between meetings

2020 MEETINGS

Over 35 meetings of the full Board and committees, including 3 meetings of the independent directors

Board Nominees

TENURE
4.1 years *average tenure*
Our Board term limit is 15 years

6 Newer (<3 years)

3 Medium-tenured (4-6 years)

2 Longer-tenured (>6 years)



AGE
Our Board age limit is 75 years

6 <60 years

5 60-70 years

0 >70 years



DIVERSITY OF GENDER AND BACKGROUND
2 of 4 Board leadership positions are held by women
Our policy is to build a cognitively diverse board representing a range of backgrounds

4 Female (36%)

2 Ethnically diverse (18%)

3 Born outside U.S. (27%)



INDEPENDENCE
91% Board independence
All director nominees except our CEO are independent and meet heightened independence standards for our audit, compensation and governance committees

10 Independent

1 Not Independent



- 10 out of 11 director nominees are independent
- Annual election of all directors by majority voting
- No supermajority provisions in governing documents
- Annual review of Board leadership structure
- Annual Board and committee self-evaluations
- Board-level oversight of ESG
- Strong lead director with clearly delineated duties
- Regular executive sessions of independent directors
- Board and committees may hire outside advisors independently of management
- Proactive year-round shareholder engagement program
- Clawback policy that applies to all cash and equity incentive awards
- Anti-hedging and anti-pledging provisions
- Strong stock ownership guidelines and retention provisions
- "Overboarding" limits
- No poison pill or dual-class shares
- Encourage all directors to make at least two business visits per year without senior management present
- Shareholder right to call special meetings (at 10%)
- Proxy access by-law provisions on market terms

Qualifications and Attributes

The committee memberships indicate the composition of the committees of the Board as of the date of this proxy. Our director nominees' primary qualifications and attributes are highlighted in the following matrix. The matrix is intended as a high-level summary and not an exhaustive list of each director's skills or contributions to the Board.

NAME	INDUSTRY & OPERATIONS	FINANCE & ACCOUNTING	INVESTOR	TECHNOLOGY	RISK MANAGEMENT	GOVERNMENT & REGULATORY	GLOBAL	DIVERSITY	A	C	G
Sébastien Bazin	🛠	💲	📈		⚠		🌐			●	●
Ashton Carter	🛠	💲		🖥	⚠	🏛	🌐		●◼		
H. Lawrence Culp, Jr.	🛠	💲	📈		⚠		🌐				
Francisco D'Souza	🛠	💲		🖥			🌐	✳	●◼	●	
Edward Garden		💲	📈		⚠					●	
Thomas Horton	🛠	💲	📈		⚠		🌐		◉		●
Risa Lavizzo-Mourey	🛠				⚠	🏛		✳			◉
Catherine Lesjak	🛠	💲		🖥	⚠		🌐	✳	●◼		●
Paula Rosput Reynolds	🛠	💲			⚠		🌐	✳	●◼	●	
Leslie Seidman		💲		🖥	⚠	🏛		✳	◉◼		
James Tisch	🛠	💲	📈		⚠		🌐				●

ATTENDANCE

All director nominees attended at least 75% of the meetings of the Board and committees on which they served in 2020, and on average we had a 98% attendance rate in 2020.

QUALIFICATIONS AND ATTRIBUTES

🛠 Industry & Operations

💲 Finance & Accounting

📈 Investor

🖥 Technology

⚠ Risk Management

🏛 Government & Regulatory

🌐 Global

✳ Gender/Ethnic Diversity

COMMITTEES

A Audit Committee

C Compensation Committee

G Governance Committee

● Member

◉ Chair

◼ Financial Expert

Recent Focus Areas

- Health and safety of employees and communities
- Oversight of risk management and governance for COVID-19-related uncertainty
- Capital structure and liquidity, particularly reducing leverage and de-risking the balance sheet
- Business performance and long-term strategy reviews
- Strategy for the energy transition
- Cybersecurity
- Leadership transitions, particularly for the CFO and Aviation CEO
- Boeing 737MAX safe return to flight
- Enterprise risk management
- Oversight of Healthcare product development and market dynamics
- GE Capital and Insurance

Nominee Biographies

Board Leadership

CHAIRMAN



H. Lawrence Culp, Jr.

Director Since: 2018
Age: 58
Birthplace:
United States

Qualifications



Chairman and CEO, General Electric, Boston, MA (since September 2018)

LEAD DIRECTOR | CHAIR: Management Development & Compensation Committee



Thomas Horton

Director Since: 2018
Age: 59
Birthplace:
United States
Independent

Qualifications



Partner, Global Infrastructure Partners, an infrastructure investment fund, New York, NY (since 2019)

Prior Business Experience

- Senior Advisor, Bain Capital Private Equity, a global private equity firm (2017–2018)
- Senior Lecturer, Harvard Business School (2015–2018)
- Former CEO and President, Danaher (2001–2014), a global science and technology company operating in the healthcare, environmental and applied-end markets; joined Danaher subsidiary Veeder-Root in 1990, serving in a number of leadership positions within Danaher, including COO and, following his retirement, Senior Advisor (2014–2016)

Current Public Company Boards

- General Electric

Past Public Company Boards

- GlaxoSmithKline
- Danaher
- T. Rowe Price Group

Other Positions

- Member and former Chairman, Board of Visitors & Governors, Washington College
- Member, Board of Trustees, Wake Forest University

Education

- Washington College
- MBA, Harvard Business School

Prior Business Experience

- Senior Advisor, Warburg Pincus LLC, a private equity firm focused on growth investing (2015–2019)
- Chairman, American Airlines Group, one of the largest global airlines (formed following the merger of AMR Corp and US Airways) (2013–2014)
- Chairman and CEO, American Airlines (2011–2014)
- Chairman and CEO, AMR (parent company of American Airlines) (2010–2013)
- EVP and CFO, AMR (2006–2010)
- Vice Chairman and CFO, AT&T (2002–2006)
- SVP and CFO, AMR (2000– 2002); joined AMR in 1985, serving in various finance and management roles

Current Public Company Boards

- General Electric
- EnLink Midstream
- Walmart (lead director)

Past Public Company Boards

- Qualcomm

Other Positions

- Executive Board Member, Cox School of Business, Southern Methodist University
- Board Member, National Air and Space Museum

Education

- Baylor University
- MBA, Southern Methodist University

Qualifications  Industry & Operations  Finance & Accounting  Investor  Technology  Risk Management  Government & Regulatory  Global

8   GE 2021 PROXY STATEMENT

Board Leadership

CHAIR: Audit Committee

CHAIR: Governance & Public Affairs Committee



Leslie Seidman

Director Since: 2018
Age: 58
Birthplace: United States
Independent

Qualifications



Former Chairman, Financial Accounting Standards Board (FASB), independent organization responsible for financial accounting and reporting standards, Norwalk, CT (2010–2013)









Prior Business Experience

- Board Member, FASB (2003–2013)
- Financial reporting consultant (1999–2003)
- Staff Member, FASB (1994–1999)
- Vice President, Accounting Policy, JP Morgan (1987–1994)
- Auditor, Arthur Young (1984–1987)

Current Public Company Boards

- General Electric
- Moody's, provider of credit ratings, research and analytical tools (chairman, Audit Committee)

Other Positions

- Advisor, Idaciti
- Founding Director, Pace University Center for Excellence in Financial Reporting (2014–2018)
- Board of Governors, Financial Industry Regulatory Authority (FINRA) (2014–2019)

Education

- Colgate University
- MS (Accounting), New York University

Certifications

- Certified Public Accountant (Inactive)
- Cybersecurity Oversight CERT, Carnegie Mellon University and NACD
- ESG Oversight certification (GCB.D)

Risa Lavizzo-Mourey

Director Since: 2017
Age: 66
Birthplace: United States
Independent

Qualifications

Professor emeritus, University of Pennsylvania, Philadelphia, PA (since 2018) and Former President and CEO, Robert Wood Johnson Foundation, Princeton, NJ (2003–2017)

Prior Business Experience

- SVP, Robert Wood Johnson Foundation, largest U.S. philanthropic organization dedicated to healthcare (2001–2003)

Prior Academic Experience

- Sylvan Eisman Professor of Medicine and Health Care Systems (1995–2001), Director, Institute on Aging (1994–2002), Chief of Geriatric Medicine (1986–1992), University of Pennsylvania Medical School

Prior Government Experience

- Advisory Committee Member, President's Advisory Commission on Consumer Protection and Quality in the Health Care Industry (1997–1998)
- Deputy Administrator, Agency for Health Care Research and Quality (1992–1994)
- Co-Chair, White House Health Care Reform Task Force, Working Group on Quality of Care (1993–1994)
- Advisory Committee Member, Task Force on Aging Research (1985–1992)
- Advisory Committee Member, National Committee for Vital and Health Statistics (1988–1992)

Current Public Company Boards

- General Electric
- Intel
- Merck

Past Public Company Boards

- Genworth Financial
- Beckman Coulter
- Hess

Other Positions

- Trustee, Smithsonian Institution Board of Regents
- Board of Fellows, Harvard Medical School
- Member, National Academy of Medicine

Education

- U. of Washington & SUNY Stony Brook
- MD, Harvard Medical School
- MBA, University of Pennsylvania

Sébastien Bazin

Director Since: 2016
Age: 59
Birthplace: France
Independent

Qualifications

Chairman and CEO, AccorHotels, a global hotel company, Paris, France (since 2013)

Prior Business Experience

- CEO, Europe Colony Capital, a private investment firm (1997–2013)
- Group Managing Director, CEO and General Manager, Immobilière Hôtelière (1992–1997)
- Began career in 1985 in U.S. finance sector, becoming Vice President, M&A, PaineWebber

Current Public Company Boards

- General Electric
- AccorHotels
- Huazhu Group*

Past Public Company Boards

- Vice Chairman, Carrefour, a multinational French retailer

Other Positions

- Vice Chairman, Supervisory Board, Gustave Roussy Foundation, cancer research funding
- Chairman, Théâtre du Châtelet
- Chairman, Strategic Partnerships Committee, Safar Ventures

Education

- Sorbonne University
- MA (Economics), Sorbonne University

* Directorship held in his capacity as CEO of AccorHotels. See "Limits on Director Service on Other Public Boards" on page 24 for more information.

Qualifications: Industry & Operations | Finance & Accounting | Investor | Technology | Risk Management | Government & Regulatory | Global















Governance

Governance

Ashton Carter



Director Since: 2020
Age: 66
Birthplace: United States
Independent

Qualifications

Director, Belfer Center for Science and International Affairs, Harvard Kennedy School, Cambridge, MA (since 2017)



Prior Government Experience
- Secretary, U.S. Department of Defense (2015-2017)
- Deputy Secretary and Chief Operating Officer, U.S. Department of Defense, responsible for oversight of personnel and management (2011-2013)
- Under Secretary of Defense for Acquisition, Technology and Logistics, U.S. Department of Defense, responsible for global logistics and procurement (2009-2011)
- Assistant Secretary of Defense for International Security Policy U.S. Department of Defense (1993-1996)
- Began career with U.S. Department of Defense in 1981 as a program analyst





Prior Academic Experience
- Prior teaching positions: Stanford University (2014-2015); Harvard Kennedy School (1984-1993; 1997-2009); and Massachusetts Institute of Technology (1982-1984)

Prior Business Experience
- Senior Partner, Global Technology Partners (1998-2009)



Current Public Company Boards
- General Electric
- Delta Air Lines



Other Positions
- Fellow, American Academy of Arts & Sciences
- Director, Council on Foreign Relations



Education
- Yale University
- PhD (Theoretical physics), Oxford University

Francisco D'Souza



Director Since: 2013
Age: 52
Birthplace: Kenya
Independent

Qualifications

Former CEO Cognizant Technology Solutions Corporation, a multinational IT company, Teaneck, NJ (2007-2019)



Prior Business Experience
- CEO, Cognizant (2007–2019)
- President, Cognizant (2007–2012)
- COO, Cognizant (2003–2006)
- Co-founded Cognizant (1994)
- Previously held various roles at Dun & Bradstreet



Current Public Company Boards
- General Electric
- MongoDB

Past Public Company Boards
- Cognizant



Other Positions
- Chairman, IT and Electronics Governors community, World Economic Forum
- Board Co-Chair, New York Hall of Science
- Trustee, Carnegie Mellon University
- International Advisory Panel Member and Special Advisor to the Board, Banco Santander

Education
- University of Macau
- MBA, Carnegie Mellon University

Edward Garden



Director Since: 2017
Age: 59
Birthplace: United States
Independent

Qualifications

Chief Investment Officer and Founding Partner, Trian Fund Management, L.P., an investment management firm, New York, NY (since 2005)



Prior Business Experience
- Vice Chairman and Director, Triarc Companies (subsequently The Wendy's Company and previously Wendy's/Arby's Group) (2004–2007) and Executive Vice President (2003–2004)
- Managing Director, Credit Suisse First Boston (1999–2003)
- Managing Director, BT Alex Brown (1994–1999)







Current Public Company Boards
- General Electric
- Invesco



Past Public Company Boards
- Legg Mason
- The Bank of New York Mellon
- The Wendy's Company
- Family Dollar Stores
- Pentair





Education
- Harvard College















Qualifications Industry & Operations | Finance & Accounting | Investor | Technology | Risk Management | Government & Regulatory | Global

Catherine Lesjak



Director Since: 2019
Age: 62
Birthplace: Canada
Independent

Former Chief Financial Officer, HP, a global technology company, and its predecessor, Hewlett-Packard, Palo Alto, CA (2007-2018)

Qualifications



Prior Business Experience
- Interim Chief Operating Officer, HP (2018–2019)
- Interim CEO, Hewlett Packard (2010)
- Senior Vice President and Treasurer, HP (2003–2007)
- Previously served in various leadership positions within the financial organization at HP and Hewlett Packard, including as Global Controller, Software Solutions; Controller and Credit Manager for Commercial Customers; and as Manager, Financial Operations, Enterprise Marketing and Solutions (joined Hewlett Packard in 1986)





Current Public Company Boards
- General Electric
- Pros Holdings
- SunPower

Other Positions
- Board, Haas School of Business, University of California, Berkeley
- Board of Advisors, Resource Area for Teaching (RAFT)




Education
- Stanford University
- MBA, University of California, Berkeley

Paula Rosput Reynolds



Director Since: 2018
Age: 64
Birthplace: United States
Independent

President and CEO, PreferWest LLC, a business advisory firm (since 2009)

Qualifications



Prior Business Experience
- Vice Chairman and Chief Restructuring Officer, American International Group (2008–2009)
- Chairman, President and CEO, Safeco Insurance Company of America (2005–2008)
- Chairman and CEO, AGL Resources (1998–2005)
- CEO, Duke Energy Power Services, Duke Energy (1995–1998)
- Previously served in various leadership positions at Associated Power Services, Pacific Gas Transmission Co. and Pacific Gas and Electric Company







Current Public Company Boards
- General Electric
- BP
- National Grid UK (Chair)




Past Public Company Boards
- Air Products & Chemicals
- Anadarko Petroleum
- BAE Systems
- CBRE Group
- Circuit City Stores
- Coca-Cola Enterprises
- Delta Air Lines
- TransCanada



Other Positions
- Trustee, Seattle Cancer Care Alliance

Education
- Wellesley College

James Tisch



Director Since: 2010
Age: 68
Birthplace: United States
Independent

President and CEO, Loews Corp., a diversified holding company with subsidiaries involved in energy, insurance, packaging and hospitality, New York, NY (since 1998)

Qualifications



Current Public Company Boards
- General Electric
- Loews and two of its subsidiaries, CNA Financial, a property and casualty insurance company, and Diamond Offshore Drilling, an offshore drilling contractor*



Other Positions
- Co-Chairman, Mount Sinai Medical System
- Former director, Federal Reserve Bank of New York
- Trustee, New York Public Library
- Director, Partnership for New York City
- Member, Council on Foreign Relations
- Member, American Academy of Arts & Sciences

Education
- Cornell University
- MBA, University of Pennsylvania

* Directorships held in his capacity as President and CEO of Loews. See "Limits on Director Service on Other Public Boards" on page 24 for more information.

Qualifications

 Industry & Operations    Finance & Accounting    Investor    Technology    Risk Management    Government & Regulatory    Global

Governance

Board Composition

The Governance & Public Affairs Committee (the Governance Committee) is charged with reviewing the composition of the Board and refreshing it as appropriate. With this in mind, the committee continuously reviews potential candidates and recommends nominees to the Board for approval.

Over the past four years, the Board has undertaken significant refreshment efforts to better align its composition to the businesses on which we expect to focus going forward and to bring new perspectives to the Board. As a result, of the eleven nominees proposed for election, eight are new to the Board in the last four years. We expect to continue to seek director candidates whose experiences support the company's future strategy and industry focus.

DIRECTOR RECRUITMENT PRIORITIES

DIRECTOR "MUST-HAVES"
- Leadership experience
- Highest personal & professional ethics
- Integrity & values
- A passion for learning
- Inquisitive & objective perspective
- A sense of priorities & balance
- Talent development experience

RECRUITMENT PRIORITIES GOING FORWARD
- ▲ Industry expertise
- ▲ Operations expertise
- ▲ Technology/cyber expertise
- ▲ Capital allocation expertise
- ▲ Diversity

HOW YOU CAN RECOMMEND A CANDIDATE

Write to the Governance Committee, c/o Corporate Secretary, GE, at the address listed on the inside front cover of this proxy statement, and include all information that our by-laws require for director nominations.

HOW WE REFRESH THE BOARD
- **Board evaluation.** Each year, the Board assesses its effectiveness through a process led by its lead director. See "How We Evaluate the Board's Effectiveness" on page 21.
- **Term limits.** The Board has a 15-year term limit for independent directors.
- **Age limits.** With limited exceptions, directors may not be renominated to the Board after their 75th birthday.

See the Board's Governance Principles (see "Helpful Resources" on page 73) for more information on these policies.

Important Factors in Assessing Board Composition

The Governance Committee strives to maintain an independent board with broad and diverse experience and judgment that is committed to representing the long-term interests of our shareholders. The committee considers a wide range of factors when selecting and recruiting director candidates, including:

Creating an experienced, qualified Board with high personal integrity and character, diversity of thought and expertise in areas relevant to GE. The committee seeks directors who possess extraordinary leadership qualities and demonstrate a practical understanding of organizations, processes, people, strategy, risk management and how to drive change and growth. Additionally, we believe directors should have experience in identifying and developing talent, given the Board's role in human capital management and succession planning. In addition to these threshold qualities, we seek directors who bring to the Board specific types of experience relevant to GE shown on the next page.

Enhancing the Board's diversity of background.
For decades, GE has been committed to building a cognitively diverse Board comprising individuals from different backgrounds and with a range of experiences and viewpoints. Specifically, under the Board's diversity policy, the committee considers attributes such as race, ethnicity, gender, cultural background and professional experience when reviewing candidates for the Board and in assessing the Board's overall composition. The Board is committed to using refreshment opportunities to strengthen its cognitive diversity. To accomplish this, the committee will continue to require that search firms engaged by GE include a robust selection of women and ethnically diverse candidates in all prospective director candidate pools. In addition, the committee is committed to considering the candidacy of women and ethnically diverse candidates for all future vacancies on the Board. The committee reviews its effectiveness in balancing these considerations when assessing the composition of the Board.

Complying with regulatory requirements and the Board's independence guidelines.
The committee considers regulatory requirements affecting directors, including potential competitive restrictions. It also looks at other positions the director has held or holds (including other board memberships), and the Board reviews director independence.



BOARD SKILLS AND EXPERIENCE

Industry & Operations Experience

9/11

We have sought directors with management and operational experience in the industries in which we compete. For example, in the last four years we have added directors with power, aviation, insurance and technology expertise.



Finance & Accounting Experience

10/11

GE uses a broad set of financial metrics to measure its performance, and accurate financial reporting and robust auditing are critical to our success. We have added a number of directors who qualify as audit committee financial experts, and we expect all of our directors to have an understanding of finance and financial reporting processes.



Investor Experience

5/11

To promote strong alignment with our investors, we have added directors who have experience overseeing investments and investment decisions. We believe that these directors can help focus management and the Board on the most critical value drivers for the company, including with respect to setting executive compensation targets and objectives.



Technology Experience

4/11

As a high-technology industrial company and leading innovator, we seek to add additional directors with technology backgrounds because our success depends on developing and investing in new technologies and ideas. Technology experience has become increasingly important as our products become more reliant on digital applications.



Risk Management Experience

10/11

In light of the Board's role in overseeing risk management and understanding the most significant risks facing the company, including strategic, operational, financial, legal and compliance and reputational risks, we seek directors with experience in risk management and oversight.



Government & Regulatory Experience

3/11

We have added directors with experience in governmental and regulatory organizations because many of GE's businesses are heavily regulated and are directly affected by governmental and regulatory actions.



Global Experience

8/11

We seek directors with global business experience because GE's continued success depends on continuing to grow our businesses outside the United States. For example, in 2020, 56% of our revenue was attributable to activities outside the United States.

DIRECTOR SELECTION PROCESS. Our Governance Committee, together with the full Board, is responsible for establishing criteria, screening candidates and evaluating the qualifications of persons who may be considered for service on our Board. The committee considers all shareholder recommendations for director candidates. We evaluate them in the same manner as candidates suggested by other sources.

The following describes the Board's selection process:

1 **Succession planning**

the Governance Committee prioritizes experiences and attributes to support the current and long-term needs of the company, within the context of the current Board structure, diversity, and mix of skills and experience.

2 **Identification of candidates**

the Governance Committee engages in a search process to identify qualified director candidates, which process may include the use of an independent search firm, and assesses candidates' skills, experience and background and their alignment with the company's portfolio and strategy.

3 **Interviewing candidates**

qualified director candidates are typically interviewed by the Chairman and CEO, Governance Committee Chair and other members of the Governance Committee, as well as other members of the Board and management, as necessary.

4 **Decision and nomination**

after determining that the director candidate meets the priorities established by the Governance Committee and will serve in the best interests of the company and its shareholders, the Governance Committee recommends, and the full Board approves, director candidates for appointment to the Board and election by shareholders.

5 **Election**

the shareholders consider the nominees and elect directors by majority vote to serve one-year terms.

How We Assess Board Size

The Governance Committee takes a fresh look at Board size each year, consistent with the Board's Governance Principles (see "Helpful Resources" on page 73). Based on the Board's recent self-evaluations, assessment of trends with peer companies, and taking into account investor feedback, we anticipate that we will continue to maintain approximately the Board's current size, though the number of directors may fluctuate from time to time during director transitions and as we continue to assess the company's strategic priorities.

How We Assess Director Independence

BOARD MEMBERS. The Board's Governance Principles require all non-management directors to be independent. All of our director nominees (listed under "Election of Directors" on page 6) other than Mr. Culp are independent.

- **The Board's guidelines.** For a director to be considered independent, the Board must determine that he or she does not have any material relationship with GE. The Board's guidelines for director independence conform to the independence requirements in the New York Stock Exchange's (NYSE) listing standards. In addition to applying these guidelines, which you can find in the Board's Governance Principles (see "Helpful Resources" on page 73), the Board considers all relevant facts and circumstances when making an independence determination.
- **Applying the guidelines in 2020.** In assessing director independence for 2020, the Board considered relevant transactions, relationships and arrangements, including relationships among Board members, their family members and the company, as described below.

COMMITTEE MEMBERS. All members of the Audit Committee, Management Development & Compensation Committee, and Governance Committee must be independent, as defined by the Board's Governance Principles. Committee members must also meet additional committee-specific standards:

- **Heightened standards for Audit Committee members.** Under a separate SEC independence requirement, Audit Committee members may not accept any consulting, advisory or other fees from GE or any of its subsidiaries, except compensation for Board service.
- **Heightened standards for members of the Compensation and Governance Committees.** As a policy matter, the Board also applies a separate, heightened independence standard to members of the Compensation and Governance Committees: no member of either committee may be a partner, member or principal of a law firm, accounting firm or investment banking firm that accepts consulting or advisory fees from GE or a subsidiary. In addition, in determining that Management Development & Compensation Committee members are independent, NYSE rules require the Board to consider their sources of compensation, including any consulting, advisory or other compensation paid by GE or a subsidiary.

The Board has determined that all members of the Audit, Management Development & Compensation and Governance Committees are independent and also satisfy applicable committee-specific independence requirements.

Relationships and Transactions Considered for Director Independence

The Board considered the following relationships and transactions in making its determination that all director nominees, other than Mr. Culp, are independent.

—

GE TRANSACTION & 2020 MAGNITUDE

DIRECTOR/NOMINEE	ORGANIZATION	RELATIONSHIP	SALES TO GE <1% OF OTHER COMPANY'S REVENUES	PURCHASES FROM GE <1% OF OTHER COMPANY'S REVENUES	INDEBTEDNESS TO GE <1% OF GE'S ASSETS
Bazin	AccorHotels	Chair & CEO	✔	N/A	N/A
Horton	Global Infrastructure Partners	Partner	✔	N/A	N/A
Tisch	Loews (and its subsidiaries)	President & CEO	✔	✔	✔
All directors	Various charitable organizations	Executive, director or trustee	**Charitable contributions from GE** <1% of the organization's revenues		

Governance

Board Leadership Structure

GE believes that independent board oversight is an essential component of strong corporate performance. We also believe that the decision as to whether the positions of Chairman and CEO should be combined or separated, and whether an executive or an independent director should serve as the Chairman should be based upon the circumstances facing the company. Maintaining flexibility on this policy allows the Board to choose the leadership structure that will best serve the interests of the company and its shareholders at any particular time.

WHY OUR BOARD LEADERSHIP STRUCTURE IS APPROPRIATE FOR GE AT THIS TIME. The Board continues to believe that its current leadership structure, which has a combined role of Chairman and CEO, counterbalanced by a strong independent Board led by a lead director and independent directors chairing each of the Board Committees, is in the best interests of GE and its shareholders. In the Board's view, this structure allows Mr. Culp, as Chairman and CEO, to drive strategy and agenda setting at the Board level, while maintaining responsibility for executing on that strategy as CEO. At the same time, our lead director, Tom Horton, works with Mr. Culp to set the agenda for the Board and also exercises additional oversight on behalf of the independent directors. The Board will continue to review the appropriateness of this structure and consider shareholder feedback from our ongoing engagements.

HOW WE SELECT THE LEAD DIRECTOR. The Governance Committee considers feedback from the current lead director, our other Board members and the Chairman, and then makes a recommendation to the Board's independent directors. The independent directors elect the lead director, taking into account the recommendation of the committee. Tom Horton, former Chairman and CEO of American Airlines, was first elected as the lead director in September 2018.

Under the Board's Governance Principles, Mr. Horton also serves as chair of the Management Development & Compensation Committee. In the event of Mr. Horton's incapacity, the chair of the Governance Committee would serve as the lead director until the independent directors selected a new lead director.

The Lead Director's Role

The lead director has the following responsibilities (and may also perform other functions at the Board's request), as detailed in the Board's Governance Principles:

- **Board leadership** — provides leadership to the Board in any situation where the Chairman's role may be perceived to be in conflict, and chairs Board meetings in the absence of the Chairman

- **Board agenda, schedule & information** — approves the agenda (with the ability to add agenda items), schedule and information sent to directors and calls additional meetings as needed

- **Leadership of independent director meetings** — calls and leads independent director meetings, which are scheduled at least three times per year (in addition to the numerous informal sessions that occur throughout the year) without any management directors or GE employees present

- **Chairman-independent director liaison** — regularly meets with the Chairman and serves as liaison between the Chairman and the independent directors (although every director has direct access to the Chairman)

- **Shareholder communications** — makes himself/herself available as the primary Board contact for direct communication with our significant shareholders

- **Board governance processes** — works with the Governance Committee to guide the Board's governance processes, including succession planning, the annual Board self-evaluation and the annual Chairman's evaluation

- **Board leadership structure review** — oversees the Board's periodic review and evaluation of its leadership structure

- **Committee chair selection** — advises the Governance Committee in choosing committee chairs



CHAIRMAN OF THE BOARD & CEO

LEAD DIRECTOR
elected solely by independent directors



LEAD DIRECTOR
also serves as: Management Development & Compensation Committee Chair

CHAIRS
The chairs of our Audit and Governance Committees are independent

CONSIDERATIONS IN SELECTING CURRENT LEAD DIRECTOR



Tom Horton

Mr. Horton was first elected to our Board at the 2018 annual meeting. During his tenure on our Board, he has established strong working relationships with his fellow directors and garnered their trust and respect. Furthermore, he has demonstrated strong leadership skills, independent thinking and a deep understanding of our businesses and their industries.

The Board's decision to select Mr. Horton as lead director took into account the tenures and capabilities of each independent director, along with a potential candidate's willingness and ability to serve as lead director, understanding that the position entails significant responsibility and time commitment. The Board considered that Mr. Horton also serves as lead independent director for Walmart. However, the fact that Walmart also has a separate board chairman mitigated concerns about Mr. Horton's ability to dedicate sufficient time to the role as GE's lead director.

Board Operations

Full Board

13 meetings in 2020 (including 3 independent director meetings)

Chairman	Lead Director
Larry Culp	Tom Horton

 

Members

Bazin	Garden	Lesjak
Carter	Horton	Reynolds
Culp	Lavizzo-	Seidman
D'Souza	Mourey	Tisch

Governance

2020 AREAS OF FOCUS

- Health and safety of employees and communities
- Oversight of risk management and governance for COVID-19-related uncertainty
- Capital structure and liquidity, particularly reducing leverage and de-risking the balance sheet
- Business performance and long-term strategy reviews
- Strategy for the energy transition
- Cybersecurity
- Leadership transitions, particularly for the CFO and Aviation CEO
- Boeing 737MAX safe return to flight
- Enterprise risk management
- Oversight of Healthcare product development and market dynamics
- GE Capital and Insurance

A TYPICAL GE BOARD MEETING

During 2020, the Board held 6 regularly scheduled meetings, plus 7 special meetings. Due to the COVID-19 pandemic, starting in March of 2020, the meetings were held virtually and the schedules were adjusted to accommodate director participation from different time zones.

1	**Before the Meeting**	**Board committee chairs:** prep meetings with management, auditors and outside advisors	**Management:** internal prep meetings
2	**Thursday (Day 1)**	**Daytime:** Board committee meetings and Board meeting	**Evening:** Informal gathering with senior managers & Board working dinner
3	**Friday (Day 2)**	**Early morning:** independent directors' breakfast session	**Late morning:** full Board meeting (including reports from each committee chair) followed by an executive session
4	**After the Meeting**	**Management:** follow-up sessions to discuss & respond to Board requests	

INDEPENDENT DIRECTOR MEETINGS

The independent directors meet in executive session during at least 3 of the regularly scheduled Board meetings. They may have other special meetings throughout the year. These executive sessions promote candor and discussion of matters in a setting that is independent of the Chairman and CEO. The lead director chairs each of these executive sessions.

The GE Board in Action: 2020 Highlights

Our Board recognizes that its oversight of our strategic priorities and responsibility to GE shareholders requires a personal and professional commitment that extends well beyond regularly scheduled Board meetings. Ongoing and meaningful engagement with the business is critical to staying informed and provides the type of insight that allows our directors to provide effective guidance to our leadership team and to engage in constructive dialogue with each other.

ENGAGEMENT WITH THE BUSINESS

Periodic Board Calls Provide an opportunity for the CEO and the rest of the Board to discuss company operations in real-time

Business Visits and Functional Deep Dives Provide opportunity for direct employee interaction and better understanding of GE culture

Annual Senior Leadership Meeting Director attendance and presentations

Employee Resource Group Meetings The Board engaged in meetings of the African American Affinity Forum and Women's Network

ENGAGEMENT WITH SHAREHOLDERS

"Say-on-Pay" Engagement Engagement with shareholders included Tom Horton (Lead Director & Management Development & Compensation Committee Chair)

SUCCESSION PLANNING

New Aviation CEO Recruitment The Board engaged in the recruitment, interviewing and selection of candidates

DIRECTOR EDUCATION

New Director Orientation Full Board and Audit Committee orientation program for Mr. Carter

Ongoing Functional Deep Dives Board education sessions on Lean fundamentals, safety and the energy transition

Board Committees

COMMITTEE COMPOSITION

Listed to the right are the current members of each committee.

Independence. All committee members satisfy the NYSE's and GE's definitions of independence.

Audit
13 meetings in 2020

Chair
Leslie Seidman

Other Members
Carter, D'Souza, Lesjak & Reynolds

Governance & Public Affairs
5 meetings in 2020

Chair
Risa Lavizzo-Mourey

Other Members
Bazin, Horton, Lesjak & Tisch

Management Development & Compensation
7 meetings in 2020

Chair
Tom Horton

Other Members
Bazin, D'Souza, Garden & Reynolds

COMMITTEE RESPONSIBILITIES

The primary responsibilities of each committee are listed below. For more detail, see the Governance Principles and committee charters (see "Helpful Resources" on page 73)

Recent Activities and Key Focus Areas

Audit
- Completing the process to select an independent auditor for the fiscal-year ending December 31, 2021 and overseeing transition of the auditor
- Overseeing the detailed audit plan and independent audit budget
- Conducting cross-functional reviews with corporate audit staff, tax, IT, controllership and legal teams
- Overseeing changes to leadership and structure of the internal audit staff
- Overseeing material litigation strategy and changes to the compliance and cybersecurity programs

Governance & Public Affairs
- Overseeing efforts to set new climate goals and revamp disclosure of environmental, social and governance matters
- Overseeing political spending and lobbying disclosure
- Reviewing the Board's leadership structure and committee composition
- Overseeing management of environmental remediation efforts
- Identifying and recruiting new directors

Management Development & Compensation
- Reviewing critical talent to support the needs of GE with focus on human capital management, succession, diversity and talent development
- Overseeing COVID-related retention of critical talent, salary reductions and modification of benefit programs
- Focusing on increased alignment of pay and performance through effective short- and long-term incentive compensation design
- Reviewing shareholder feedback and external benchmarking of compensation practices
- Overseeing cultural shift for GE, prioritizing values of candor, humility and transparency

COMMITTEE OPERATIONS

Each committee meets periodically throughout the year, reports its actions to the Board, receives reports from senior management, annually evaluates its performance and can retain outside advisors. Formal meetings are typically supplemented with additional calls and sessions.

Key Responsibilities and Areas of Risk Oversight

Audit
- Oversees GE's independent auditor, including the audit plan and budget, and monitors independence and performance
- Oversees the effectiveness of GE's financial reporting processes and systems
- Discusses with auditor and management key reporting practices (including non-GAAP), critical audit matters and new accounting standards
- Monitors the effectiveness of GE's internal controls
- Reviews and evaluates the scope and performance of the internal audit staff and compliance program
- Oversees the company's enterprise risk management and cybersecurity programs
- Monitors GE's significant litigation and investigations

Governance & Public Affairs
- Oversees the Board's governance processes, including all significant governance policies and procedures
- Oversees company policies and strategies related to climate change management, political spending & lobbying, human rights, and environment, health & safety
- Reviews Board composition in connection with long-term strategy and identifies new directors for GE
- Oversees Board and committee self-evaluations
- Reviews any Board conflicts of interest, as applicable

Management Development & Compensation
- Oversees GE's executive compensation policies, practices and programs
- Oversees and approves goals and objectives for performance-based equity awards and evaluates performance against those goals
- Evaluates and approves compensation of the CEO
- Oversees compensation policies and practices to ensure that they do not encourage unnecessary risks
- Oversees recruitment, development and retention efforts for all employees

Financial acumen. Mses. Lesjak, Reynolds and Seidman and Messrs. Carter and D'Souza are "audit committee financial experts" (per SEC rules), and each of these directors is "financially literate" (per NYSE rules).

Key Areas of Board Oversight

Strategy

The Board has oversight responsibility for management's establishment and execution of corporate strategy. Elements of strategy are discussed at every regularly scheduled Board meeting, guided by the current company-level priorities of continuing to strengthen our businesses, solidifying GE's financial position, and driving long-term profitable growth. The Board also engages directly with the leaders of GE's businesses and regularly reviews the businesses' strategic and operational priorities, the competitive environment, market challenges, economic trends and regulatory developments.

The Board also reviews horizontal strategy topics that cut across GE's businesses, such as decarbonization, the prospects for greater decoupling in US/China relations, and digital product and service offerings. For example, at meetings throughout 2020, the Board reviewed climate change-related opportunities and risks across GE's businesses. The Board is actively engaged with management on related topics such as the competitive landscape for our businesses amidst climate-related shifts in technology, product and service demand; scenario analysis of potential pathways; customer, investor and other stakeholder expectations; and reducing the environmental impact of GE's own operations. The Board at its meetings also regularly discusses capital allocation plans, the company's performance against its operating plan and annual budget and potential mergers, acquisitions and dispositions with a view toward alignment with our strategic priorities.

In 2020, GE redesigned the long-term strategy process to focus on key strategic questions identified for each business. The leadership teams from the businesses discussed these questions, and their business priorities for the coming year as informed by the long-term strategy process, with the Board during a two-day strategy session in December 2020. A long-term orientation and these key strategic questions continue to be integrated with how we set multi-year priorities across our businesses, as well as our budgets and operational and financial objectives.

Enterprise Risk Management

Risk assessment and risk management are the responsibility of the company's management, and the Board has oversight responsibility for those processes. The Audit Committee assists with the oversight of the company's enterprise risk management framework, and the Board has also delegated specific risk oversight responsibility to committees of the Board based on the expertise of those committees. Our Governance Principles and committee charters define the risk areas for which each committee has ongoing oversight responsibility, while the Board as a whole focuses on the most significant risks facing the company. Throughout the year, the Board and the committees to which it has delegated responsibility dedicate a portion of their meetings to review and discuss specific risk topics in greater detail.

The GE Board's risk oversight builds upon management's risk assessment and mitigation processes. Those processes include regular discussions during operational and strategic reviews with the businesses, as well as the programs, policies, processes and controls related to the company's financial planning and analysis; controllership and financial reporting; executive development and evaluation; compliance under the company's code of conduct (*The Spirit & The Letter*); integrity programs and applicable laws and regulations; product quality; environmental, health and safety performance; information technology, information security and

cybersecurity programs; and internal audits. GE's Chief Risk Officer coordinates the company's enterprise risk management framework, and reports periodically to the Audit Committee and the full Board on risk topics. During 2020, we adopted operational and governance rhythms across the company, and with the Board, to coordinate and oversee actions related to the COVID-19 pandemic, including an internal task force to protect the health and safety of our employees globally and maintain business continuity; the assessment of financial and operating impacts, financial planning and mitigating cost, cash, and other actions in response; funding and liquidity management and related treasury actions; enterprise risk management and other functional activities across our global commercial, supply chain, human resources, controllership, government affairs, and other organizations. Other reviews with the Audit Committee or Board have included discussions of top enterprise risks, risk management processes at the GE business-level, liquidity risk management and stress testing, delegations of authority for significant transactions and expenditures, and risks related to the company's strategic planning and priorities.

We typically organize enterprise risks into the broad categories of strategic, operational, financial, legal and compliance or reputational risk. Risks identified through our risk management processes are prioritized and, depending on the probability and severity of the risk, escalated as appropriate. Senior management discusses these risks regularly with the risk owners within the businesses or at the Corporate level. Risk leaders within the businesses and corporate functions are responsible for presenting risk assessments and key risks to senior management and, when appropriate, to the Board or the relevant committee of the Board. For example, each GE business discusses its top enterprise risks during quarterly operating reviews, as well as risk mitigation strategies and other related considerations. In addition, GE business leaders periodically review their risk management programs and top risks with the Audit Committee, which is responsible for the oversight of GE's overall enterprise risk management framework. Refer to the Risk Factors section of our Annual Report on Form 10-K for the year ended December 31, 2020 for a discussion of key risks that could have a material adverse effect on our business, reputation, financial position and results of operations.

Sustainability

GE is rising to the challenge of building a world that works, with a focus on opportunities for our technology in: the energy transition to drive decarbonization, precision medicine that personalizes diagnoses and treatments, and the future of smarter and more efficient flight. We recognize the importance of these topics to our shareholders and other stakeholders, and sustainability is a driving force behind the work we do and the company's long-term value. As GE continues to deepen its focus on these matters internally, we also plan to publish an updated GE Sustainability Report later in 2021.

Sustainability is an integrated aspect of how we think about strategy and risk. GE's Board and management believe the long-term interests of shareholders are advanced by responsibly addressing the concerns of other stakeholders and interested parties including employees, recruits, customers, suppliers, GE communities, government officials and the public at large. We believe the integration of a sustainability lens with our daily operations, culture and company priorities is important to driving results. At the Board, these topics often span multiple functional categories and areas of oversight, and therefore involve discussion at the full Board level rather than individual committees.

Board Oversight

Key Areas Related to Strategy, Risk & Sustainability



FULL BOARD
- Long-term strategy
- Most significant risks facing GE
- Reviews with each business
- De-leveraging and liquidity
- Energy transition and climate change

AUDIT COMMITTEE
- Financial statements, systems & reporting
- Regulatory, compliance and litigation risks
- Cybersecurity
- Enterprise risk management framework
- Auditors (internal and external)

GOVERNANCE & PUBLIC AFFAIRS COMMITTEE
- Corporate governance
- Public policy
- Environmental, health and safety matters
- Support of full Board's oversight on climate change

MANAGEMENT DEVELOPMENT & COMPENSATION COMMITTEE
- Human capital management and talent development
- Succession planning
- Executive compensation

Key Governance Processes

Management Level



OPERATING REVIEWS
Quarterly GE CEO reviews with each business on their operating priorities, execution against plan and top risks

ORGANIZATION & TALENT REVIEWS
Annual GE CEO review dedicated to organization and critical talent strategy to drive business results, including action plans related to cultural transformation and diversity

LONG-TERM STRATEGY REVIEWS
Annual long-range review of business strategy, technology roadmap and competitive position, including investment requirements to deliver sustainable growth

BUDGET PROCESS
Annual budget planning process, designed to focus shorter-term financial execution and investments profile to deliver long-term strategic objectives

Enterprise Risk Management Framework



| STRATEGIC RISK | OPERATIONAL RISK | FINANCIAL RISK | LEGAL & COMPLIANCE RISK | REPUTATIONAL RISK |

Oversight of Environmental, Social and Governance (ESG) Programs

As noted above, the Board and its committees oversee the execution of GE's environmental, social and governance strategies and initiatives as an integrated part of their oversight of the company's overall strategy and risk management, including as it relates to climate change-related risks and opportunities. In addition, the Governance Committee assists the Board in its oversight of corporate social responsibilities, significant public policy issues, protection of human rights, environmental, health & safety (EHS) matters, political contributions and lobbying activities.

For additional reporting on these programs, see GE's ESG webpages, our 2020 Diversity Annual Report and our forthcoming Sustainability Report (see "Helpful Resources" on page 73).

Climate and Environment, Health & Safety (EHS)

We believe that GE is uniquely positioned to contribute to efforts to reduce greenhouse gas emissions. As the company that has led the way in innovation for over a century, GE can deliver technology for the world to help nations meet their contributions toward the emissions reduction targets called for by the 2015 Paris Agreement and achieve the long-term goal of sustainable development. Over the years, we have designed a diverse portfolio of some of the most advanced products to enable emission reductions, including: our Haliade-X, the world's most powerful offshore wind turbine in operation; our suite of GE onshore wind turbines, with more than 49,000 turbines installed globally and an industry leading 53% of new wind turbines installed in the U.S. in 2020; our 7HA.03 gas turbine, which will power the first plant in the U.S. with a large-scale turbine fired by a blend of hydrogen and natural gas; our digital grid solutions that enable rapid renewables growth and resiliency; our small modular reactors (BWRX-300 and Natrium), which could be deployed to fully decarbonize the grid as a zero emissions solution; and our GE9X engine, the world's largest and most powerful aircraft engine that is also the most efficient engine we have ever built and is designed to deliver 10% greater fuel efficiency than its predecessor. Significant actions over the last year also demonstrate GE's alignment with the goals of the Paris Agreement: We announced a new goal of achieving carbon neutrality for our own operations by 2030. We also announced that we are pursuing an exit from the new build coal power market. For additional discussion related to a shareholder proposal on this topic, see "Shareholder Proposal No. 3" on page 66. EHS excellence is fundamental to who we are, and we are committed to protecting our people, the environment, our communities, and the GE brand. GE is committed to ensuring that all communities where we operate realize the strongest environmental protection from our activities. We impose our heightened standards globally for our employees and communities regardless of the local regulatory regime. We strongly believe that access to affordable, reliable, sustainable electricity is critical to reducing poverty and hunger, and promoting access to education and healthcare for all people.

Human Rights and Supply Chain

GE is proud to be a leader in respecting human rights across our operations—from our supply chain to our products. We have long collaborated with peers, partners, governments and civil society in search of practical ways to address some of the world's most complex human rights challenges such as the unethical recruitment of vulnerable workers, one of the leading causes of modern slavery.

Suppliers are critical partners in GE's global value chain, and our supply chain extends to countries where environmental, health, safety, labor, and human rights laws have certain weaknesses. GE's Supplier Integrity Guide governs our expectations of all suppliers and includes specific prohibitions against forced, prison or indentured labor and against subjecting workers to any form of compulsion, coercion or human trafficking. The Supplier Integrity Guide is reinforced by our industry-leading global supply chain audit program under which we audit suppliers in high risk countries before approval for onboarding and periodically thereafter. Since 2005, GE has conducted more than 31,000 supplier assessments spanning 100 countries. Wherever possible, we work with suppliers to improve their practices and build their capacity in the interests of workers and communities.

Human Capital Management

The strength and talent of our workforce are critical to the success of our businesses, and we continually strive to attract, develop and retain people commensurate with the needs of our businesses in their operating environments. The company's human capital management priorities are designed to support the execution of our business strategy and improve organizational effectiveness. We monitor various factors across our priorities, including as a part of our business operating reviews during the year. The priorities focus on: protecting the health and safety of our workforce; sustaining a company culture based in leadership behaviors of humility, transparency and focus with a commitment to unyielding integrity; developing and managing our talent to best support our organizational goals; and promoting inclusion and diversity across the enterprise.

The Board believes that human capital management and succession planning, including diversity and inclusion initiatives, are critical to the company's success. Our Board's involvement in leadership development and succession planning is ongoing throughout the year. The Board has primary responsibility for succession planning for the CEO and oversight of other key senior management positions. The Management Development & Compensation Committee oversees the company's talent development programs, and the Board meets regularly with high-potential executives at many levels across the company through formal presentations and informal events throughout the year. The Management Development & Compensation Committee is also regularly updated on key talent indicators for the overall workforce.

Philanthropy – GE Foundation

The GE Foundation, a philanthropic organization of GE, is committed to transforming our communities and shaping the diverse workforce of tomorrow by leveraging the power of GE. We are developing skills by bringing innovative learning in community health globally and science, technology, engineering and mathematics (STEM) education, scaling what works, and building sustainable solutions. The GE Foundation also supports employee giving with a corporate matching gift program and awards scholarships to children of eligible GE employees around the world.

Compliance and Integrity

Effective compliance depends on culture and leadership. We view our reputation for integrity and compliance as a competitive and recruiting advantage, and we expect our leaders from the top down to create a culture of compliance. We are committed to an open reporting environment in which employees are encouraged to promptly raise concerns without fear of retaliation. Our Code of Conduct policy, *The Spirit & The Letter*, details the expectations of everyone who works for or represents GE, in specific areas such as improper payments, working with governments, competition law, international trade compliance, cybersecurity and privacy and respectful workplace. Open reporting is the cornerstone of GE's commitment to integrity. As a result, we rely on all of our employees to raise issues when they see something that they believe may violate a law or GE policy. We believe our employees are our first and best line of defense.

Governance

Board Governance Practices

Our Board seeks to operate with the highest degree of effectiveness, supporting a dynamic boardroom culture of independent thought and intelligent debate on critical matters. We take a comprehensive, year-round view of corporate governance and our adoption of best practices impacts our leadership structure, Board composition and recruitment, director engagement, and accountability to shareholders. Our Board and committee evaluation process allows for annual assessment of our Board practices and the opportunity to identify areas for improvement.



ENGAGED INDEPENDENT OVERSIGHT

INCORPORATION OF FEEDBACK

GOVERNANCE PRACTICES

BOARD COMPOSITION

Board Operations
- Frequent, regularly scheduled Board calls
- Director business visits
- Open access to senior management and information
- Executive sessions with the CEO scheduled for each regular Board meeting
- Executive sessions with just the independent directors throughout the year
- Access to third-party advisors

Annual Governance Review
- Review and update corporate governance practices in context of Board operations and stakeholder feedback

ANNUAL SELF-EVALUATION
- Formal Board and committee self-evaluation conducted by lead director or independent third-party
- Feedback incorporated in board practices

Shareholder Outreach
- Regular fall and spring meetings with shareholders

Accountability to Shareholders
- Proxy access for director candidates nominated by shareholders
- Majority voting standard for uncontested director elections
- Annual election of all directors

Governance Principles
- Robust lead director functions
- Term and age limits for directors
- Stock ownership guidelines for directors
- Prohibition on stock hedging and pledging

Director Recruitment
- Seek directors with broad perspectives and relevant expertise based on future strategy and self-evaluation

Diverse, Independent Board with Mix of Tenures
- Set Board size to encourage robust discussion and engagement, while maintaining diverse perspectives

Director Education
- Orientation program to complement the recruitment process
- Briefing sessions on topics that present particular risks and opportunities to the company
- Access to outside educational programs pertaining to the directors' responsibilities

How We Evaluate the Board's Effectiveness

ANNUAL EVALUATION PROCESS

The Governance Committee oversees and approves the annual formal board evaluation process and determines whether it is appropriate for the evaluations to be conducted by the lead director or an independent consultant each year. In 2020, the evaluation process was conducted by Mr. Horton as the lead director.

1 Evaluation Questionnaires
Directors completed written questionnaires focusing on the performance of the Board and each of its committees.

2 Individual Interviews
The lead director conducted a one-on-one interview with each member of the Board focused on:
- reviewing the Board's and its committees' performance over the prior year; and
- identifying areas for potential enhancements of the Board's and its committees' processes going forward.

3 Discussion of Results
The lead director reviewed the questionnaire and interview responses with the full Board.

4 Use of Feedback
The Board and each of its committees developed plans to take actions based on the results, as appropriate.

5 Changes Implemented
The 2020 evaluation reaffirmed that changes implemented following the 2018 and 2019 self-evaluation process, such as enhancements to Board and committee materials and elimination of the Finance and Capital Allocation Committee, had resulted in improvements. Other changes coming out of the 2020 self-evaluation included:
- increased focus on talent development and succession planning; and
- augmented focus on oversight of risk and long-term strategy.

How We Get Feedback from Investors

Our Investor Engagement Program

We conduct extensive governance reviews and investor outreach throughout the year involving our directors, senior management, investor relations, legal and human resources departments. This helps management and the Board understand and focus on the issues that matter most to our shareholders so GE can address them effectively.

GE Participants

- Independent directors
- Senior management
- Investor relations department
- Legal department
- Human resources department

How the Board Receives Direct Feedback from Major Institutional Investors

STRATEGY AND BUSINESS MATTERS

From time to time, GE's independent directors meet with representatives of our shareholders. This complements management's investor outreach program and allows directors to directly solicit and receive investors' views on GE's strategy and performance.

GOVERNANCE AND COMPENSATION MATTERS

Our lead director regularly accompanies management on its governance-focused roadshow with a number of significant investors, and other directors join these outreach discussions from time to time. In 2020, our lead director participated in discussions with a number of our largest investors to solicit feedback on executive compensation programs, Board engagement and the Board's role in overseeing the company's strategy and portfolio transformation.



WINTER

Review feedback from fall meetings with Board and use it to enhance proxy disclosures and make appropriate governance and compensation changes

Conduct meetings between GE management and our largest investors to assess which governance and compensation practices are a priority

FALL

Investor Outreach and Our 2020 Say-On-Pay Vote

At our 2020 annual meeting, 74% of shareholders expressed support for the compensation of our named executives.

In advance of the 2020 annual meeting, and as part of our fall outreach after the meeting, we made significant efforts to engage with our institutional shareholders to better understand their concerns related to our executive compensation programs and to the factors impacting their say-on-pay vote. This outreach also involved Tom Horton, our lead director and chair of our Management Development & Compensation Committee. During 2020, we met with shareholders representing approximately 62% of our shares held by institutional investors as of December 31, 2020 to collect their feedback on our executive compensation programs. This was in addition to the engagement by our investor relations department as well as the engagement we do with retail investors.

HOW YOU CAN COMMUNICATE WITH YOUR BOARD

The Audit Committee and the independent directors have established procedures to enable anyone who has a comment or concern about GE's conduct — including any employee who has a concern about our accounting, internal accounting controls or auditing matters — to communicate that comment or concern directly to the lead director or to the Audit Committee. Information on how to submit these comments or concerns can be found on GE's website (see "Helpful Resources" on page 73).

Recent Investor Discussion Topics and Board Response

GE STRATEGY AND PORTFOLIO

Critically review the company's strategy and portfolio, narrowing our focus to strengthen our businesses to improve top-line and bottom-line performance

CLIMATE CHANGE

Assess the company's long-term strategy and shift to a low-carbon future, with a focus on environmental impact of products and operations

HUMAN CAPITAL MANAGEMENT

Review key talent with a focus on diversity, development and retention efforts

EXECUTIVE COMPENSATION

Simplify our executive compensation programs to increase focus on key performance metrics and alignment with shareholders

BOARD COMPOSITION

Continue our ongoing Board refreshment, adding directors with relevant industry experience and skill sets

SPRING

Conduct follow-up conversations with our largest investors to address important annual meeting issues

ANNUAL SHAREHOLDERS MEETING

Review GE shareholder votes at our most recent annual meeting and current trends in global governance

SUMMER

Compensation-Related Investor Feedback

+ The majority of investors with whom we engaged indicated that they were supportive of the Management Development & Compensation Committee's actions overall. In particular, investors indicated that they were supportive of:

  - Taking action to attract and retain key talent during a period of uncertainty for the company;
  - Focusing on incorporating performance metrics that are aligned with operational accountability for our executives;
  - Ongoing efforts to align executive pay with results for shareholders through equity; and
  - Simplifying the performance metrics used across our compensation programs.

– Investors had concerns about the following actions by the Management Development & Compensation Committee:

  - Granting large equity awards to the CEO and CFO, at lower stock price targets than the CEO's original inducement award; and
  - Granting executive pay at levels that are misaligned with multi-year share performance.

Compensation Committee Response

As part of its assessment of GE's executive compensation programs, the Management Development & Compensation Committee reviewed these voting results, evaluated investor feedback and considered other factors discussed in this proxy statement, including the importance of maintaining the right leadership team to guide the company its multi-year transformation, alignment of our compensation program with the long-term interests of our shareholders and the relationship between risk-taking and the incentive compensation we provide to our named executives.

After considering these factors, the committee decided to take the following actions to increase management accountability and more closely align management's interests with shareholders:

- Continue to shift executive compensation away from cash-based programs and to equity more broadly (beyond our named executive officers);
- Grant PSUs to a broader swath of our executives;
- Change the performance metrics for the 2021 PSUs to incorporate 1-year operating metrics with a 3-year relative total shareholder return modifier; and
- Further align the annual bonus program with specific performance goals for 2021 by applying a performance modifier to increase or decrease awards based on achievement of safety objectives.

Other Governance Policies & Practices

Director Attendance at Meetings

The Board expects directors to attend all meetings of the Board and the committees on which the director serves as well as the annual shareholders meeting.

BOARD/COMMITTEE MEETINGS. In 2020, each of our current directors attended at least 75% of the meetings held by the Board and committees on which the member served during the period the member was on the Board or committee. Average attendance by our current directors for these meetings was 98% during 2020.

ANNUAL SHAREHOLDERS MEETING. All 11 or our director nominees for 2021 attended the 2020 annual meeting.

Board Integrity Policies

CODE OF CONDUCT. All directors, officers and employees of GE must act ethically at all times and in accordance with GE's code of conduct (*The Spirit & The Letter*). Under the Board's Governance Principles, the Board does not permit any waiver of any ethics policy for any director or executive officer. *The Spirit & The Letter*, and any amendments to the code that we are required to disclose under SEC rules, are posted on GE's website (see "Helpful Resources" on page 73).

CONFLICTS OF INTEREST. All directors are required to recuse themselves from any discussion or decision affecting their personal, business or professional interests. If an actual or potential conflict of interest arises, the director is required to promptly inform the CEO and the lead director. The Governance Committee reviews any such conflict of interest. If any significant conflict cannot be resolved, the director involved is expected to resign.

Limits on Director Service on Other Public Boards

GE POLICY. As discussed in detail in the Board's governance documents, and summarized in the table below, the Board has adopted policies designed to help ensure that all of our directors have sufficient time to devote to GE matters. In 2019, the Governance Committee decided to further reduce the number of public company boards permitted for GE directors, as disclosed below.

	PERMITTED # OF PUBLIC COMPANY BOARDS (INCLUDING GE)
Public company executives	2*
Other directors	4
	PERMITTED # OF PUBLIC COMPANY AUDIT COMMITTEES (INCLUDING GE)
Audit Committee Chair	2
Audit Committee member	3
	OTHER RESTRICTIONS
Lead Director	Absent special circumstances should not serve as lead director, chairman or CEO of another public company

* Service on the board of a public company for which a director serves as an executive, together with service on the board of any public company subsidiary or public affiliates as part of the director's executive responsibilities, shall count as one board for purposes of this limit.

HOW WE APPLIED TO BAZIN. Mr. Bazin is in compliance with GE's policy on public board service although he serves on three public company boards, including GE. In assessing the time commitment for these boards, we note that Mr. Bazin serves on two of those boards in connection with his role as Chairman and CEO of AccorHotels. In addition to serving as the Chairman of Accor, he serves on the board of Huazhu Group Limited (formerly known as China Lodging Group), in which Accor owns a stake. Accor and Huazhu Group have also entered into a strategic alliance pursuant to which Huazhu Group is the master franchiser for Accor's economy hotel business in China.

HOW WE APPLIED TO TISCH. Mr. Tisch is in compliance with GE's policy although he serves on four public company boards, including GE. Mr. Tisch is the CEO of Loews, which is a diversified holding company whose business operations are entirely conducted through its subsidiaries. The three other public company boards on which Mr. Tisch serves are all within Loews's reportable segments. CNA Financial is 89.6% owned and Diamond Offshore Drilling is 53% owned by Loews. Mr. Tisch serves on the boards of these subsidiaries and on the holding company's board. Since Mr. Tisch's responsibilities as a board member of these companies are integrally related to and subsumed within his role as CEO of Loews, the Board believes that this board service does not meaningfully increase his time commitments or fiduciary duties, as would be the case with service on unaffiliated public company boards.

HOW WE APPLIED TO HORTON. In appointing Mr. Horton as lead director, the Board considered the fact that Mr. Horton is also the lead director for Walmart. In reviewing Mr. Horton's time commitment at Walmart, the Board noted that Walmart separates the roles of Chairman and CEO, mitigating the potential time commitment of the lead director. The Board determined that Mr. Horton could serve in both roles under the circumstances.

Independent Oversight of Political Spending

The Governance Committee, composed solely of independent directors, oversees the company's political spending and lobbying. This includes political and campaign contributions as well as any contributions to trade associations and other tax-exempt and similar organizations that may engage in political activity. As part of its oversight role in public policy and corporate social responsibility, the committee is responsible for the following:

- **Policy oversight.** A yearly review of GE's political spending policies and lobbying practices.
- **Budget oversight.** Approval of GE's annual budget for political activities.
- **Reporting.** Oversight of a report on the company's political spending, which is updated twice each year and made available on our ESG website (see "Helpful Resources" on page 73).

In 2018, the Governance Committee decided to further enhance the company's political spending disclosures by disclosing the names of all trade associations receiving more than $50,000 from the company, including the portion of the company's payment used for lobbying or political expenditures, as well as any contributions to 501(c)(4)s, beginning with contributions made in 2018. GE's political spending has declined in recent years, and in 2020 we did not contribute any corporate funds to political campaigns, committees or candidates for public office.

HOW YOU CAN FIND MORE INFORMATION ABOUT OUR GOVERNANCE PRACTICES
Each year we review GE's governance documents and modify them as appropriate. These documents include the Board's Governance Principles — which include our director qualifications and director independence guidelines — as well as Board committee charters. The web links for these materials can be found under "Helpful Resources" on page 73.

Related Person Transactions & Other Information

HOW WE REVIEW AND APPROVE TRANSACTIONS. We review all relationships and transactions in which the company and our directors and executive officers or their immediate family members participate if the amount involved exceeds $120,000. The purpose of this review is to determine whether they have a material interest in the transaction, including an indirect interest. The company's legal staff is primarily responsible for making these determinations based on the relevant facts and circumstances, and for developing and implementing processes and controls for obtaining information about these transactions from directors and executive officers. As SEC rules require, we disclose in this proxy statement all such transactions that are determined to be directly or indirectly material to a related person. In addition, the Governance Committee reviews and approves or ratifies any such related person transaction. As described in the Governance Principles, which are available on GE's website (see "Helpful Resources" on page 73), in the course of reviewing and approving or ratifying a disclosable related person transaction, the committee considers the factors in the box below. Since the beginning of 2020, there have been no related person transactions meeting the requirements for disclosure in this proxy statement.

FACTORS USED IN ASSESSING RELATED PERSON TRANSACTIONS
- Nature of related person's interest in transaction
- Material transaction terms, including amount involved and type of transaction
- Importance of transaction to related person and GE
- Whether transaction would impair a director or executive officer's judgment to act in GE's best interest
- Any other matters the committee deems appropriate, including any third-party fairness opinions or other expert reviews obtained in connection with the transaction

For a description of shareholder derivative lawsuits involving certain current and former GE executives and members of the Board, refer to Note 23. Commitments, Guarantees, Product Warranties and Other Loss Contingencies in GE's financial statements in our 2020 Annual Report on Form 10-K.

Stock Ownership Information

Common Stock & Total Stock-Based Holdings Table

The following table includes all GE stock-based holdings, as of December 31, 2020, of our directors and nominees, named executives, current directors and executive officers as a group, and beneficial owners of more than 5% of our common stock.

DIRECTORS	COMMON STOCK	TOTAL
Sébastien Bazin	0	120,773
Ashton Carter	0	14,521
Francisco D'Souza	151,500	312,948
Edward Garden	32,131,316	32,194,599
Thomas Horton	55,248	120,832
Risa Lavizzo-Mourey	25,000	99,239
Catherine Lesjak	0	41,231
Paula Rosput Reynolds	25,800	76,550
Leslie Seidman	6,500	96,453
James Tisch	3,540,000	3,730,563
Total	**35,935,364**	**36,807,709**

| NAMED EXECUTIVES | COMMON STOCK | | TOTAL |
	STOCK	OPTIONS	
Larry Culp	15,125,304	0	17,949,831
Carolina Dybeck Happe	0	0	3,866,884
Jamie Miller	0	1,966,869	2,399,945
Kieran Murphy	188,073	1,160,021	3,635,220
John Slattery	0	0	1,626,490
Scott Strazik	136,893	1,066,018	3,317,088
Total	**15,450,270**	**4,192,908**	**32,795,458**

CURRENT DIRECTORS & EXECUTIVES	COMMON STOCK	TOTAL
As a group (21 people)	62,030,317	85,059,752

5% BENEFICIAL OWNERS	COMMON STOCK
T. Rowe Price Associates	681,876,091
The Vanguard Group	646,951,204
BlackRock, Inc.	566,506,492
Fidelity Management & Research	480,790,578
Total	**2,376,124,365**

PERCENTAGE OWNERSHIP
- **No director or named executive** owns more than one-tenth of 1% of the total outstanding shares of GE common stock, other than Mr. Garden, who may be deemed to indirectly beneficially own 0.4% of our outstanding shares as a result of his affiliation with Trian (see note 1 below) and Mr. Culp, who has sole voting but not investment power over 0.2% of our outstanding shares.
- **T. Rowe Price, Vanguard, BlackRock and Fidelity** own 7.7%, 7.4%, 6.5% and 5.5%, respectively, of our total outstanding shares.

Governance

COMMON STOCK. This column shows beneficial ownership of our common stock as calculated under SEC rules. Except to the extent noted below, everyone included in the table has sole voting and investment power over the shares reported. None of the shares are pledged as security by the named person, although standard brokerage accounts may include non-negotiable provisions regarding set-offs or similar rights.[1] For the named executives, the Stock sub-column includes non-voting interests that may be converted into shares of GE common stock within 60 days including RSUs. This column also includes shares that may be acquired under stock options that are currently exercisable or will become exercisable within 60 days (see the Options sub-column). For Mr. Culp, this column also includes 13,943,028 performance shares over which he has sole voting but no investment power.

TOTAL. This column shows the individual's total GE stock-based holdings, including voting securities shown in the Common Stock column (as described above), plus non-voting interests such as PSUs (included at the target payout level) and other interests that cannot be converted into shares of GE common stock within 60 days, including, as appropriate, RSUs, DSUs, deferred compensation accounted for as units of GE stock, and stock options. As described under "Director Compensation" on page 55, directors must hold the DSUs included in this column until one year after leaving the Board.

COMMON STOCK & TOTAL. Both columns include the following shares over which the named individual has shared voting and investment power through family trusts or other accounts: Cox (106,690), Culp (1,182,276), Garden (32,131,316)[1], Horton (55,248), Reynolds (4,300), Strazik (11,659), Timko (10,000) and Tisch (3,540,000)[2].

CURRENT DIRECTORS & EXECUTIVES. These columns show ownership by our current directors and executive officers (therefore excluding any shares owned by Ms. Miller). This row includes: (1) 9,091,505 shares that may be acquired under stock options that are or will become exercisable within 60 days, (2) 137,123 RSUs that vest within 60 days, (3) 37,041,489 shares over which there is shared voting and investment power, and (4) 13,943,028 shares over which there is sole voting power but no investment power. Current directors and executive officers as a group own approximately 1.0% of GE's total outstanding shares, including those shares owned by Trian SPV X (see note 1).

5% BENEFICIAL OWNERS. This column shows shares beneficially owned by T. Rowe Price Associates, 100 East Pratt Street, Baltimore, MD 21202; The Vanguard Group, 100 Vanguard Blvd., Malvern, PA 19355; BlackRock, 55 East 52nd Street, New York, NY 10055; and FMR LLC (Fidelity), 245 Summer Street, Boston, MA 02210; as follows:

(# OF SHARES)	T. ROWE PRICE	VANGUARD	BLACKROCK	FIDELITY
Sole voting power	282,158,645	0	494,706,989	34,249,213
Shared voting power	0	13,866,796	0	0
Sole investment power	681,876,091	609,463,634	566,506,492	480,790,578
Shared investment power	0	37,487,570	0	0

The foregoing information is based solely on a Schedule 13G/A filed by T. Rowe Price with the SEC on February 16, 2021, a Schedule 13G/A filed by Vanguard with the SEC on February 10, 2021, a Schedule 13G/A filed by Fidelity with the SEC on February 8, 2021, and a Schedule 13G/A filed by BlackRock, Inc. with the SEC on January 29, 2021, as applicable.

[1] For Mr. Garden, this column refers to 32,131,316 shares owned Trian SPV (Sub) X, L.P ("Trian SPV X"). Trian, an institutional investment manager, serves as the management company for Trian SPV X and as such determines the investment and voting decisions of Trian SPV X with respect to the shares of the company held by Trian SPV X. None of such shares are held directly by Mr. Garden. Mr. Garden is a member of Trian Fund Management GP, LLC, which is the general partner of Trian, and therefore is in a position to determine the investment and voting decisions made by Trian on behalf of Trian SPV X. Accordingly, Mr. Garden may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) the shares owned by Trian SPV X. Mr. Garden disclaims beneficial ownership of such shares for all other purposes.

[2] For Mr. Tisch, this refers to 540,000 shares owned by a Tisch family trust and 3,000,000 shares owned by Loews Corporation, of which Mr. Tisch is the CEO, President, a director and shareholder. Mr. Tisch disclaims beneficial ownership of the shares owned by Loews Corporation except to the extent of his pecuniary interest, if any, in those shares.

MANAGEMENT PROPOSAL NO. 1

Advisory Approval of Our Named Executives' Pay

What are you voting on? In accordance with Section 14A of the Exchange Act, we are asking shareholders to vote on an advisory basis to approve the compensation paid to our named executives, as described in this proxy statement.

Impact of the say-on-pay vote. This advisory proposal, commonly referred to as a "say-on-pay" proposal, is not binding on the Board. However, the Board and the Management Development & Compensation Committee will review and consider the voting results when evaluating our executive compensation program.

We hold say-on-pay votes annually. Under the Board's policy of providing for annual say-on-pay votes, the next say-on-pay vote will occur at our 2022 annual meeting.



Your Board recommends a vote FOR the say-on-pay proposal

Why the Board recommends a vote FOR the say-on-pay proposal. The Board believes that our compensation policies and practices are effective in achieving the goals of the compensation program.

Compensation

Dear GE Shareholders,

As the Management Development and Compensation Committee, we are committed to ensuring that GE has the right leadership team in place, and that our compensation programs appropriately balance business performance, individual accountability and incentives to build a stronger and more valuable GE. Amidst the unprecedented challenges from the COVID-19 pandemic, our objective has been to retain and attract individuals of outstanding character and ability who are resilient to the demands of continuing the turnaround of our complex global business. Our deliberations over the past year have been influenced by the following:

- **GE's transformation to date has been significant but remains ongoing.** By the end of 2020, the leadership team had demonstrated significant progress, with improved profitability and cash performance despite a still difficult macro-environment. The team reduced external debt by $16 billion in 2020 and $30 billion since the beginning of 2019. Our committee recognizes the significance of that achievement. But this transformation is a multi-year work in progress, and the ongoing operational and cultural transformation efforts are building a foundation for long-term profitable growth. We believe it is important to provide appropriate incentives for our leaders to see this transformation through.
- **GE is continuing the important work of strengthening its leadership team.** Since Larry Culp was hired as Chairman and CEO in September 2018 to lead GE's transformation, we have formed a new, capable senior leadership team in which more than three-quarters of Larry's direct reports are new to their roles, and one-third are new to GE. We fully support these appointments as necessary for the turnaround, although they introduce a significant amount of change to the organization that we seek to pace thoughtfully and carefully.
- **It takes steady hands to manage a transformation.** Our CEO is an experienced and outstanding leader, with a proven track record and methodology to deliver transformational results. But he cannot deliver alone, and our committee seeks to support him with the tools to attract and retain the people and skills needed for GE's complex global business.

Strengthening and Securing our Leadership Team

As we started 2020, we had a good deal of optimism that the worst of GE's challenges was behind us. Then came COVID-19, and during the early months of the pandemic, the Board and leadership team were focused first on protecting the health and safety of GE employees and our communities, as well as on taking actions across the company to maintain continuity, manage risk and proactively mitigate the adverse financial impacts from COVID-19. As the pandemic took its toll, it became abundantly clear that the GE transformation would take longer than previously contemplated. We also heard concerns from shareholders that Larry's original employment arrangement did not provide enough retention value to be meaningful, given the extent to which the pandemic was adversely affecting both the timeline for GE's turnaround and the company's stock price compared to when Larry became CEO in 2018. Given Larry's performance and total dedication to GE's future, the full Board, with our committee playing a lead role, undertook to secure his services beyond the term of his original agreement. As GE reported in August 2020, we amended Larry's agreement to extend the term by two years to 2024 (with an option to extend for an additional year), and we granted him performance shares with a performance period aligned to this extended employment term. Larry's compensation remains overwhelmingly tied to GE's performance, with the performance shares targeting a significant return to shareholders, and no performance shares will be earned unless Larry remains with GE through the extended term of the agreement.

We have engaged with shareholders about this decision. We understand the range of their views and discussed them ourselves as a committee, including both Larry's importance to GE and perceptions about the timing of our actions relative to market declines and volatility amidst the pandemic. On balance, we concluded that securing Larry's continued leadership was one of the most important steps that we could take during a period of great uncertainty about the company's outlook. Our committee considered other potential alternatives for amending Larry's award agreement, but ultimately decided to stay as close as possible to the design of the original award. We made this choice considering the extraordinary circumstances, and with an objective of removing any uncertainty and risk relative to Larry's retention. We also took actions to secure and incentivize the ongoing efforts of other key employees across the organization, including members of Larry's leadership team. We believe these actions were in the best interests of shareholders, and we ask for your support in the "say-on-pay" vote in this year's proxy statement.

In 2020, we also focused significant attention on talent below the CEO level. Our new GE CFO, Carolina Dybeck Happe, joined in March 2020. We

also oversaw the recruitment of John Slattery, who joined GE Aviation in July 2020 as successor to our long-time Vice Chairman and CEO of that business, David Joyce. Recruiting top leadership from a global talent pool, as with Carolina and John, is a complex but worthwhile undertaking to build the right team for GE. In addition to these notable external hires, we spent time as a committee in the past year on management development, including reviews of key positions and leadership changes, diversity and inclusion and other human capital priorities. Although it is still a work in progress, our management team is becoming more diverse in gender and ethnicity. Though not sufficient, the heightened awareness throughout the organization globally will pave the way for a more inclusive and diverse GE in the future.

Finalizing Compensation Decisions for 2020

In early 2021, as we met to determine bonus pool funding for our businesses, we reflected on the challenges during 2020 and the extent of each business's progress on its operational transformation efforts despite those challenges. We calculated each business's financial performance versus the pre-COVID-19 targets from February 2020. We also assessed each business's operational progress during the year, considering lean management system implementation, segment decentralization and safety performance. All the businesses except Aviation achieved significant bonus pool funding based on a formulaic application of their financial performance metrics, and the funding levels were then adjusted downwards or upwards using the discretionary framework based on operational progress. In our final assessment, we applied negative discretion at some businesses (such as Healthcare and Renewable Energy), and we determined that the bonus pools at other businesses (including Gas Power, Power Portfolio and Aviation) should be funded at higher levels than their financial performance alone would dictate because of their substantial progress on these operational factors. We believe this use of discretion was appropriate to recognize employees' contributions and incentivize their continued efforts against the backdrop of the unique financial and operational challenges arising from the COVID-19 pandemic. The combination of both negative and positive discretion,

tied to operational progress, should assure shareholders that our decisions are based on solid demonstration of performance and that we use discretion thoughtfully.

Engaging with Shareholders and Continuing to Enhance our Programs

In line with the broader transformation taking place across GE over the past two years, we have continued working to strengthen and contemporize GE's approach to executive compensation, with a renewed focus on external benchmarking (including use of a formal peer group) and aligning with the expectations of our long-term shareholders. We recognize that we have opportunities to further improve our programs in response to shareholder feedback, and we are committed to continuing our work to achieve that. During 2020 members of this committee and GE's leadership team engaged on compensation matters with shareholders representing roughly 62% of our shares held by institutional investors. As we look forward to 2021, based on external benchmarking and shareholder feedback, we have restructured the PSU metrics to focus on earnings per share and free cash flow (with relative TSR as a modifier, rather than the sole PSU metric). This change aligns payouts under our performance-based equity with key operational metrics to focus our executives on the most critical areas of performance, which we believe are aligned with generating long-term shareholder value. Also for 2021, in addition to financial metrics, our annual bonus program will add a bonus modifier for safety, reflecting GE's company-wide prioritization of improvement relative to health and safety in the workplace.

Having worked on improvements in our compensation structure over the last two years, the pay-for-performance culture is firmly embedded in GE at this juncture. Performance is being measured by the financial metrics that shareholders expect: cash realization, margin enhancement, organic growth and operational improvement, including safety and quality. We ask for your support of our 2020 compensation decisions.

Management Development & Compensation Committee



THOMAS HORTON
(Chairman)



SÉBASTIEN BAZIN



FRANCISCO D'SOUZA



EDWARD GARDEN



PAULA ROSPUT REYNOLDS

Overview of Our Executive Compensation Program

Although the executive compensation discussion in this proxy statement focuses on the compensation decisions for our named executives—Larry Culp (Chairman & CEO), Carolina Dybeck Happe (SVP, CFO), Jamie Miller (Former SVP, CFO), Kieran Murphy (SVP, GE & CEO, GE Healthcare), John Slattery (SVP, GE & CEO, Aviation), and Scott Strazik (SVP, GE & CEO Gas Power) — our compensation programs generally apply broadly across GE's executives.

Compensation Philosophy

The table below describes the key elements the Management Development & Compensation Committee considers when designing pay programs and making compensation decisions.

OBJECTIVE	HOW OUR COMPENSATION PROGRAM SUPPORTS THIS PHILOSOPHY
Drive Accountability and Performance	• Our incentive programs are designed to drive accountability for executing our strategy. • We set target performance levels that are challenging but reasonably achievable and are aligned to the goals we communicate to investors. • We set commensurately more challenging goals in association with above-target payout levels. • Annual bonuses are tied to business unit results for business unit executives or to total company performance for corporate executives; annual equity awards for all executives are based on overall company performance.
Incentivize Short- and Long-Term Performance	• Our program provides an appropriate mix of compensation elements. • Cash payments reward achievement of short-term goals while equity awards encourage our named executives to deliver sustained strong results over multi-year performance periods. • The committee continues to increase the portion of our executive compensation delivered in the form of long-term equity incentive compensation, rather than cash, to further align our executives with investors' interests.
Attract and Retain Top Talent	• Provide competitive compensation programs that attract and retain talented executives with a strong track record of success, assuring a high performing and stable leadership team to lead our long-cycle businesses. • Continue to monitor market trends and align compensation programs with market where relevant.
No Excessive Risk Taking	• Our equity awards have specific holding and retention requirements for senior executives, which discourages excessive risk taking by ensuring that pay remains subject to our share price performance even after it is earned. • In addition, the committee retains discretion to adjust compensation pursuant to our clawback policy, as well as for quality of performance and adherence to company values. See "Clawbacks and Other Remedies for Potential Misconduct" on page 53 for more information.

Compensation Program Elements

The table below sets forth the primary elements of our executive compensation programs.

2020 COMPENSATION PROGRAM FRAMEWORK: PRIMARY ELEMENTS

	SALARY	BONUS	PSUs	OPTIONS	RSUs
Objective	Provide base pay level aligned with roles and responsibilities	Deliver on annual investor framework	Drive stock price appreciation and retention	Increase stock price	Provide long-term retention
Performance period	Ongoing	Annual	3-year performance period	Generally 3-year vesting period	
Performance measures		• Organic Margin Expansion, Organic Revenue Growth and Free Cash Flow • Individual performance	GE TSR v. S&P 500 Industrial Index	Stock price appreciation	
CEO target pay mix*	12%	17%	71%	0%	0%
Average other NEO target pay mix*	19%	20%	31%	18%	12%

* Pay mix reflects annual compensation program elements and does not include Leadership Equity Awards or other special compensation arrangements.

PEER GROUP. In 2019, our Management Development & Compensation Committee adopted a peer group for compensation benchmarking purposes. We use the peer group to assess the pay level of our executives, pay mix, compensation program design and pay practices. The peer group is also used as a reference point when assessing individual pay, though pay decisions are also impacted by internal equity, retention considerations, succession planning and internal GE dynamics. For more information on the peer group, see "Other Executive Compensation Practices and Policies" on page 53.

Overview of Our Incentive Compensation Plans

This section provides an overview of GE's incentive compensation plans and how GE performed against the goals established under its 2020 annual bonus program, 2018 PSUs and the Gas Power Free Cash Flow Incentive Program. See "Compensation Actions for 2020" on page 35 for amounts paid to the named executives as well as how we assessed their individual performance.

Annual Bonuses

We provide annual cash incentive opportunities to our named executives under GE's Annual Executive Incentive Plan (AEIP). Awards granted under the AEIP are designed to drive company and business unit performance (for the relevant business unit executives). When determining the actual annual incentive award payable to each executive officer, the Management Development & Compensation Committee first considers performance achieved relative to pre-established targets to determine the AEIP pool funding. The committee has the authority to apply discretion based on the quality of the results or extraordinary or unusual events and adjust the AEIP pool payout level, if warranted. The committee can further modify individual awards up or down based on performance against individual objectives.

METRICS FOR THE ANNUAL BONUS POOL. At the beginning of the performance period, the committee sets the performance goals for the Corporate and business unit bonus pools. For 2020, metrics for the annual bonus program were based upon free cash flow, organic margin expansion and organic revenue growth. Organic margin expansion and organic revenue growth were new metrics for 2020, replacing earnings and earnings per share. The committee made this change after reviewing all facets of the annual bonus program in 2019, with an aim to incentivize executives with metrics that are drivers of long-term value creation, which are more reflective of how the businesses are managed internally. For 2020, the bonus pool performance metrics continued to be based upon company-wide results for our Corporate named executives, and business unit results for named executives who lead an individual business.

HOW THE BONUS PROGRAM WORKS. We pay cash bonuses to our named executives each February or March for the prior performance year. All employees at the executive-band level and above within GE are eligible to participate in the annual bonus program. For our named executives, target bonuses are typically set at 100-150% of salary.

In February following the performance period, the committee assesses performance against the metrics for the prior year to determine the payout level for each bonus pool, including whether positive or negative discretion should be applied. The CEO leads the assessment of each named executive's individual performance, and makes an initial compensation recommendation to the committee for each executive. In doing so, he receives input and data from our chief human resources officer. The chief human resources officer also provides input and information as to the CEO's compensation directly to the committee for their consideration. The CEO has no role in the committee's determination of his bonus.



INDIVIDUAL AWARDS

| TARGET BONUS AWARD | ✖ | COMPANY/BUSINESS PERFORMANCE (0-150%) | ✖ | INDIVIDUAL PERFORMANCE FACTOR (0-125%) bonus not to exceed 2x target |

How We Evaluated Business Performance and Set Bonus Pools for 2020

In light of the unprecedented challenges that the company faced in 2020 as a result of the COVID-19 pandemic and the resulting global economic downturn, the committee decided it was appropriate to exercise discretion in determining bonus pools for 2020. Primarily, the committee evaluated actual performance of the AEIP's financial metrics against the original performance goals. Then, a framework was established to take into account (1) the financial performance against a re-weighted composite of the core performance metrics, with an increased emphasis on cash flow (weighted 75% instead of 50%) in line with the company's efforts to preserve financial strength during the pandemic; (2) financial performance against forecasted full-year results as of the beginning of the second half of the year; and (3) business unit progress on key operational priorities, such as progress on Lean cultural transformation and improvement of safety metrics. The committee applied its judgment in evaluating these additional considerations, including their relative weighting, with some business units receiving a higher pool but below target funding than they would have received solely based on financial performance against original goals and other business units pool funding decreasing based on this evaluation.

The chart below sets forth how Corporate (based on total company) and each of the business units performed relative to the targets under the AEIP for the 2020 performance period.

CORPORATE. For our Corporate named executives—Mr. Culp, Mses. Dybeck Happe and Miller—bonuses were evaluated based upon the achievement of performance goals for the company as a whole. Despite overall company results being negatively impacted by the COVID-19 pandemic, management moved quickly to reduce costs, preserve cash and manage our debt obligations, strengthening our capacity to work through the uncertainties triggered by the pandemic. Although the Corporate payout would have been 0% based on the metrics established prior to the COVID-19 pandemic, the committee determined that it was appropriate to fund the Corporate bonus pool at 80% of target considering the performance across the GE businesses, as well as the Corporate team's role in continuing to drive progress on GE's overall transformation and navigating the challenges from COVID-19. Mr. Culp voluntarily forfeited his bonus for 2020.

	AEIP POOL PERFORMANCE METRICS	THRESHOLD (50%)	TARGET (100%)	MAXIMUM (150%)	WEIGHT	RESULT	ADJUSTED BONUS POOL PAYOUT
GE Corporate (Culp, Dybeck Happe, and Miller)	Free Cash Flow ($M)*	$606 / $1,875	$3,000	$4,350	50%	Below Threshold	80% (0% for Mr. Culp)
	Organic Margin Expansion (bps)*	(520) / 9	37	74	25%	Below Threshold	
	Organic Revenue Growth*	(13%) / 0.5%	1.5%	4.5%	25%	Below Threshold	

* Non-GAAP financial measures. For information on how these metrics are calculated, see "Explanation of Non-GAAP Financial Measures and Performance Metrics" on page 54.

AVIATION. Mr. Slattery's bonus was based upon the Aviation business, for which he is the CEO. The Aviation business was particularly impacted by the challenges of the COVID-19 pandemic, but managed to improve margins in the second half of the year, ultimately delivering nearly breakeven free cash flow. Although the Aviation payout would have been 0% based on the metrics established prior to the COVID-19 pandemic, the business executed strongly on operational priorities, as well as cost and cash actions designed to mitigate the impact of COVID-19, and the committee determined that it was appropriate to fund the Aviation bonus pool at 65% of target, with a goal of incentivizing the team to remain engaged and focused in the face of ongoing global airline industry uncertainty.

	AEIP POOL PERFORMANCE METRICS	THRESHOLD (50%)	TARGET (100%)	MAXIMUM (150%)	WEIGHT	RESULT	ADJUSTED BONUS POOL PAYOUT
Aviation (Slattery)	Free Cash Flow ($M)*	$(34) / $4,500	$5,200	$5,800	50%	Below Threshold	65%
	Organic Margin Expansion (bps)*	(1,540) / (140)	(90)	0	25%	Below Threshold	
	Organic Revenue Growth*	(32%) / 4.0%	6.0%	8.0%	25%	Below Threshold	

* Non-GAAP financial measures. For information on how these metrics are calculated, see "Explanation of Non-GAAP Financial Measures and Performance Metrics" on page 54.

GAS POWER. Mr. Strazik's bonus was based upon the Gas Power business, for which he is the CEO. The Gas Power business was negatively impacted by the effects of the COVID-19 pandemic but executed strongly on operational improvements including building a lower-risk equipment backlog. The committee determined to adjust upward Gas Power's bonus pool to 80% of target from a payout level that would have been 75% of target, in light of the progress on operational performance and the strong free cash flow performance (delivering positive free cash flow one year ahead of its commitment due to its success in reducing costs and improving working capital).

	AEIP POOL PERFORMANCE METRICS	THRESHOLD (50%)	TARGET (100%)	MAXIMUM (150%)	WEIGHT	RESULT	ADJUSTED BONUS POOL PAYOUT
Gas Power (Strazik)	Free Cash Flow ($M)*	**	**	** **	50%	Maximum	80%
	Organic Margin Expansion (bps)*	** **	**	**	25%	Below Threshold	
	Organic Revenue Growth*	** **	**	**	25%	Below Threshold	

* Non-GAAP financial measures.

** The company does not report free cash flow, organic margin expansion or organic revenue growth metrics at the sub-segment level for Gas Power.

HEALTHCARE. Mr. Murphy's bonus was based upon the Healthcare business, for which he is the CEO. The Healthcare business performed strongly in 2020, supporting the front lines of the COVID-19 pandemic by responding to the exponential increases in demand for certain products. In addition, the Healthcare team drove cost-out improvements, reduced inventory, and improved on-time delivery. Notwithstanding these results, the committee determined to adjust downward Healthcare's bonus pool from a payout level of 138% to 125% of target in light of the fact that the business, while performing well on its operational goals, also in part benefitted from increased demand related to COVID-19.

	AEIP POOL PERFORMANCE METRICS**	THRESHOLD (50%)	TARGET (100%)	MAXIMUM (150%)	WEIGHT	RESULT	ADJUSTED BONUS POOL PAYOUT
Healthcare (Murphy)	Free Cash Flow ($M)*	$1,600	$1,775	$2,100 / $2,568	34%	Maximum	125%
	Organic Margin Expansion (bps)*	40	80	130 / 180	33%	Maximum	
	Organic Revenue Growth*	2.0%	3.5%	5.5% / 4%	33%	Above Target	

* Non-GAAP financial measures. For information on how these metrics are calculated, see "Explanation of Non-GAAP Financial Measures and Performance Metrics" on page 54.

** Excludes the BioPharma business.

POWER PORTFOLIO. The Power Portfolio business was negatively impacted by the effects of the COVID-19 pandemic, but executed strongly on operational improvements. The committee determined to adjust upward Power Portfolio's bonus pool from a payout level of 63% to 80% of target in light of the business' performance against mid-year forecasts and meeting expectations on the specified operational goals.

RENEWABLES. The Renewables business performed strongly in 2020, with Onshore Wind delivering record global volumes and Offshore Wind receiving certification for the world's most powerful offshore wind turbine in operation today. Grid Solutions and Hydro delivered better project execution and reduced costs. Notwithstanding these results, the committee determined to adjust downward the Renewable's bonus pool from a payout level of 100% to 90% of target as a result of the execution against specific operational priorities including improvement of safety metrics.

CAPITAL. GE Capital was impacted by the effects of the COVID-19 pandemic, especially at GECAS, our aircraft leasing business. The business delivered reduced debt and executed strongly on operational goals. The 2020 AEIP pool performance metrics for GE Capital were based on financial and strategic metrics. The committee determined to adjust upward GE Capital's bonus pool from a payout level of 90% to 100% of target based on the business's performance against operational goals.

Compensation

Overview of Long-Term Incentive Compensation

In recent years, we have used a mix of long-term incentive compensation awards: Performance Share Units (PSUs), Performance Shares, Restricted Stock Units (RSUs) and stock options. In 2020, we made Annual Equity Awards in March as well as Leadership Equity Awards in August and September.

Annual Equity Incentive Awards

HOW WE DETERMINE AWARD AMOUNTS. In determining award amounts, the committee evaluates each executive's overall compensation relative to the market for similar talent, the mix of cash versus equity as a percentage of the executive's overall compensation, the executive's expected future contribution to the success of the company and the retentive value of such awards. In 2020, our annual equity incentive awards for senior executives other than Mr. Culp (who only received PSUs) were weighted approximately 50% as PSUs, 30% as stock options and 20% as RSUs.

WHY WE USE PSUs AND PERFORMANCE SHARES. We see PSUs and performance shares as a means to focus our named executives on particular goals, including long-term operating goals. Consistent with this philosophy, in recent years we have expanded the number of senior leaders receiving PSU awards to drive greater alignment between these executives and shareholders. PSUs and performance shares each have formulaically determined payouts that are earned only if the company achieves specified performance goals. PSUs and performance shares reward and retain the named executives by offering them the opportunity to receive GE stock if the performance goals are achieved and if they are still employed by us on the date the restrictions lapse.

OUR CEO'S LONG-TERM INCENTIVE AWARDS ARE ENTIRELY PERFORMANCE-BASED. Since he was hired in 2018, all of Mr. Culp's equity awards have been in the form of either PSUs or Performance Shares, as agreed in his employment agreement. By granting Mr. Culp solely performance-based equity, the committee has put more of Mr. Culp's compensation at risk, providing him with increased incentive to drive longer-term improvements in the business.

WHY WE USE STOCK OPTIONS AND RSUs. We believe that stock options and RSUs effectively focus our named executives on delivering long-term value to our shareholders. Options have value only to the extent that the price of GE stock rises between the grant date and the exercise date. RSUs reward and retain the named executives by offering them the opportunity to receive GE stock if they are still employed by the company on the date the restrictions lapse.

OUR POLICY ON DIVIDEND EQUIVALENTS. With respect to PSUs, performance shares and RSUs, dividend equivalents or dividends, as applicable, are paid out only on shares actually received.

2020 PSUs. All of the named executives, other than Ms. Miller, were granted PSUs in 2020 that could convert into shares of GE stock at the end of the approximately three-year performance period based on GE's Total Shareholder Return (TSR) versus the S&P 500 Industrial Index, from the beginning of the performance period of March 2, 2020 through December 31, 2022. The 2020 PSU S&P 500 Industrial Index performance metric represents a more tailored group of industry peers as compared to the S&P 500 Index, which was used in prior years. The 2020 PSUs are eligible to be earned as follows (with proportional adjustment for performance between threshold, target and maximum):



2020 PERFORMANCE GOAL	HOW MEASURED	WEIGHTING	(2020-2022)		
			THRESHOLD EARN 25%	TARGET EARN 100%	MAXIMUM EARN 175%
Relative TSR*	Cumulative GE TSR vs. S&P 500 Industrial Index	**100%**	35th percentile	55th percentile	80th percentile

*   The Management Development & Compensation Committee has the authority to adjust this metric for extraordinary items.

Performance below threshold results in no PSUs being earned. The named executives may receive between 0% and 175% of the target number of PSUs granted.

2020 RSUs AND STOCK OPTIONS. The annual RSUs and stock options granted in 2020 generally will vest in two equal installments on the second and third anniversary of the grant date.

2019 PSUs. The PSUs granted to the named executives in 2019 could convert into shares of GE stock at the end of the approximately three-year performance period based on GE's TSR versus the S&P 500 from the beginning of the performance period of March 19, 2019 through December 31, 2021. The 2019 PSUs are eligible to be earned as follows (with proportional adjustment for performance between threshold, target and maximum):



2019 PERFORMANCE GOAL	HOW MEASURED	WEIGHTING	(2019-2021)		
			THRESHOLD EARN 25%	TARGET EARN 100%	MAXIMUM EARN 175%
Relative TSR*	Cumulative GE TSR vs. S&P 500 Index	**100%**	35th percentile	55th percentile	80th percentile

*   The Management Development & Compensation Committee has the authority to adjust this metric for extraordinary items.

2018 PSUs CANCELLED. The PSUs granted to the named executives in 2018 (excluding the PSU award granted to Mr. Culp) had similar terms to those that were granted to all executives in 2019, with an approximately three-year performance period based on GE's TSR versus the S&P 500, except that the performance period for the 2018 PSUs ran from February 26, 2018 through December 31, 2020. In February 2021, the committee cancelled the PSUs that were granted to executives in 2018, including Ms. Miller and Mr. Murphy, because the company did not achieve the performance goal.

2020 Leadership Awards

In August and September 2020, the committee granted Leadership equity awards to certain executives throughout GE. The Leadership Awards were structured to align with market practice, and with a goal of retaining the executive team and other key personnel throughout the company to lead GE through its multi-year transformation. The awards generally vest over three to five years, with the goal of aligning with shareholder's expectations to deliver performance over the long-term. Mr. Culp and Ms. Dybeck Happe were granted performance-based Leadership Awards that pay out only to the extent that GE's stock price significantly appreciates over a four- or five-year performance period. For more information on the Leadership Awards granted to Mr. Culp and Ms. Dybeck Happe, see "Compensation Actions for 2020" on page 35.

As part of a broad effort to secure and incentivize the ongoing efforts of key employees across the company, other executives were granted RSUs, which incentivize continued service and balance against excessive risk taking. The Leadership RSUs generally vest in two equal installments on the third and fourth anniversary of the grant date.

2020 New Hire Awards

The committee granted New Hire awards in the form of stock options to Ms. Dybeck Happe and Mr. Slattery. The grant date fair value of the awards reflects the value forfeited from the executives leaving their prior employers. The stock options vest on the fourth anniversary of the grant date (in the case of Ms. Dybeck Happe) and annually over three years (in the case of Mr. Slattery).

Gas Power Free Cash Flow Incentive Program

From time to time the committee may authorize special compensation programs to incentivize acceleration of specific goals and priorities for a particular business. Such programs may be structured to pay out in the form of cash or equity. In December 2018, the committee approved a special 2-year program for leaders within the Gas Power business, to focus on accelerating free cash flow improvement. The cash award was to be paid at target if the 2019-2020 cumulative free cash flow goal of $(2.11) billion was met or exceeded. If 2019-2020 cumulative free cash flow was less than $(2.36) billion, no cash award would be paid, and if 2019-2020 cumulative free cash flow was $(1.86) billion or more, the cash award was to be paid at 150% of the target cash value (but in no event would it exceed 150%). Due to effective management of cost measures and operational improvements, the business delivered strong free cash flow during 2019 and positive cash flow in 2020, resulting in the award paying out at 150% of target. The award had a target value of $1.9 million for Mr. Strazik, based on 100% of Mr. Strazik's target cash compensation for 2020 (including salary and target bonus). To remain eligible for the award, Mr. Strazik was required to remain the CEO of the Gas Power business through the end of 2020.

Compensation Actions for 2020

Larry Culp
CHAIRMAN & CEO



Age: 57
Education: Washington College; MBA, Harvard Business School
GE Tenure: 2 Years

PERFORMANCE ASSESSMENT. As the Chairman & CEO, Mr. Culp plays a central role in shaping the company's strategy, establishing the framework against which performance is measured, and delivering on that performance. In setting Mr. Culp's compensation, the committee recognized that he has made significant steps forward in GE's multi-year transformation, and the importance of extending his leadership tenure with GE. Under his leadership and despite the challenges of COVID-19, the company made progress in strengthening the business by improving operational execution, building better cost structures, and reducing debt and balance sheet risk. Mr. Culp has bolstered his leadership team through strategic hiring of external talent in key roles and reassigning of internal talent.



At-Risk 99%

2020 EARNED COMPENSATION
Base Salary $653,409 paid in 2020 (voluntarily forfeited most of $2.5 million annual salary)

Annual Bonus $0 Mr. Culp did not receive a bonus.
2020 GRANTED COMPENSATION
Annual PSU Grant $15 million grant date fair value

Leadership Performance Share Award $57.1 million grant date fair value

CEO Pay Structure

- **Salary.** Upon his appointment as CEO, Mr. Culp's salary was set at $2,500,000 under his 2018 employment agreement. In April 2020, in light of the business challenges and economic uncertainty resulting from the COVID-19 pandemic, Mr. Culp voluntarily forfeited his salary for the remainder of 2020.

- **Bonus.** Mr. Culp's bonus target is set at 150% of salary and has not changed since his appointment as CEO. Mr. Culp voluntarily forfeited his bonus for 2020, despite the 80% discretionary funding for the Corporate bonus pool.

- **Annual equity awards.** Under the terms of his employment agreement, Mr. Culp was granted a PSU award in March 2020 with a grant date fair value of $15 million, and the final determination of how many shares will be earned, if any, will be based upon GE's relative total shareholder return versus the S&P 500 Industrial Index for the period from the grant date of March 2, 2020 through December 31, 2022. For more information on the PSUs awarded in March 2020, see "Annual Equity Incentive Awards – 2020 PSUs" on page 33.

Leadership Performance Share Award

In recognition of Mr. Culp's essential role in leading GE's ongoing transformation, on August 18, 2020, the committee recommended, and the Board approved, an amendment to Mr. Culp's employment agreement to extend the term of the agreement through August 2024, or such later date as mutually agreed by the parties up to and through August 17, 2025. In connection with the extension, the Board also approved a one-time equity performance grant to Mr. Culp, which was intended to provide Mr. Culp with the incentive to continue to provide services to GE during this extended employment term, and reward returns to investors through stock price appreciation. Mr. Culp voluntarily relinquished any rights to the inducement PSUs, which were granted when he became CEO in 2018.

BACKGROUND

As discussed in more detail in the Letter from the Management Development & Compensation Committee on page 27, as it became clear in 2020 that the GE transformation would take longer than previously contemplated, the Board determined that securing Mr. Culp's continued leadership was one of the most important steps it could take during a period of great uncertainty about GE's outlook. Led by the committee, the Board engaged in a process for developing an incentive award that it believed would be in the best interests of shareholders during this extended employment term, after considering the circumstances at the time such as:

- The additional time it would require to execute GE's transformation in light of the unprecedented challenges from the COVID-19 pandemic.

- Recognition of the progress in GE's transformation that Mr. Culp had led since his appointment as CEO. Under Mr. Culp's leadership, GE has demonstrated significant progress, with improved profitability and cash performance despite a still difficult macro-environment.

- The Board's conviction that Mr. Culp is an experienced and outstanding leader, with a proven track record and methodology to deliver transformational results for GE. The Board concluded that extending Mr. Culp's services was necessary for the turnaround.

- The Board heard concerns from shareholders that Mr. Culp's original inducement award did not provide enough retention value to be meaningful, given the extent to which the pandemic was adversely affecting both the timeline for GE's turnaround and the company's stock price compared to when Mr. Culp became CEO in 2018.

AWARD MECHANICS

The Leadership Performance Share Award granted to Mr. Culp uses the same relative performance thresholds (i.e., 50-150% increase above baseline price) as the 2018 inducement PSUs, but is intended to secure Mr. Culp's service for two more years (for a total of 6 years). The award will pay out as a number of GE shares, subject to his continued service to the company or termination under certain conditions, based upon the highest average closing price of GE's stock for any 30 consecutive trading days during the four-year performance period from August 18, 2020 to August 17, 2024, or such later date

Compensation

as mutually agreed by the parties up to and through August 17, 2025. Achievement of the performance goal is measured against a baseline price of $6.67 (the average of the closing prices of GE's stock over the period of 30 consecutive trading days up to and including August 18, 2020) as set forth in the table below.

	THRESHOLD	TARGET	MAXIMUM
Percentage increase above baseline price	50%	100%	150%
30 consecutive trading day average GE closing price	$10.01	$13.34	$16.68
Payout (number of GE shares)	4,647,676	9,295,352	13,943,028

If the 30 consecutive trading day average GE closing price is between the threshold, target and maximum levels, a proportionate number of shares between those levels will be earned, subject to vesting at the end of the performance period. Dividends are paid out only on shares actually received. In the event of a spin-off of a business to GE shareholders, achievement of the performance goal will also factor in the performance of those securities from the spin date, and Mr. Culp's Leadership Performance Share Award will also be adjusted to pay out in shares of the spun-off entity (or, where infeasible, the company may adjust the award or the performance targets to prevent the enlargement or diminution of the award) at the end of the performance period. The award will be adjusted for any extraordinary dividends. Mr. Culp is also entitled to payment of the award if (i) the company undergoes a change of control, (ii) he is terminated other than for cause, (iii) he dies or is disabled, or (iv) he leaves the company for good reason. For more information, see "Potential Termination Payments" on page 48.

Compensation for Our Other Named Executives

Carolina Dybeck Happe



Age: 48
Education: Uppsala University, Sweden
GE Tenure: <1 Year

CURRENT AND PRIOR ROLES Senior Vice President & CFO (since March 2020); former CFO and Executive committee member, A.P. Moller-Maersk A/S (2019-2020); former Executive Vice-president and CFO, Assa Abloy AB (2012-2018)

PERFORMANCE ASSESSMENT During her first year as the leader of our finance organization, Ms. Dybeck Happe was critical to our efforts to enhance liquidity, de-risk the balance sheet and reduce financial risk during a time of significant economic uncertainty. During 2020, Ms. Dybeck Happe led GE's actions that reduced debt by approximately $16 billion, reduced near-term liquidity needs by $10.5 billion, reduced our commercial paper use, continued to de-risk our pension liabilities and maintained a higher cash balance. The committee applied an individual performance factor of 105% in recognition of Ms. Dybeck Happe's contributions.



At-Risk
94%

2020 EARNED COMPENSATION
Base Salary **$1.25 million** paid in 2020 (for partial year service, based on $1.5 million annual salary)

Annual Bonus **$1.3 million** (equal to 80% funding for Corporate, with an individual performance rating of 105%, based on target at 125% of salary, prorated for partial year service)

2020 GRANTED COMPENSATION
New Hire Equity Grant **$8.0 million** grant date fair value stock option grant (reflecting value forfeited by leaving her prior employer)

Annual Equity Grant **$4.9 million** grant date fair value, approximately 50% as PSUs, 30% as stock options and 20% as RSUs

Leadership PSU Grant **$7 million** grant date fair value, delivered as PSUs

LEADERSHIP PSU GRANT. In September 2020, the committee granted Ms. Dybeck Happe a Leadership PSU award, recognizing the importance of her decisive actions to build better cost structures, and reduce debt and balance sheet risk, and the importance of ensuring her leadership over the long term. Her Leadership PSU award will pay out as a number of GE shares, subject to her continued service, if the company's stock price appreciates significantly during the five-year performance period between September 3, 2020 and September 2, 2025. Achievement of the performance goals will be measured against a baseline price of $6.67 (the average of the closing prices of the company's stock over the period of 30 consecutive trading days up to and including August 18, 2020) as set forth in the table below. In defining these performance and service requirements, the committee intended to set performance criteria that align her interests with shareholders over the long term. Ms. Dybeck Happe's Leadership PSUs were designed to secure long-term leadership of the finance organization with a longer vesting period than the CEO's Leadership Performance Share Award.

	THRESHOLD	TARGET	MAXIMUM
Percentage increase above baseline price	50%	100%	150%
30 consecutive trading day average GE closing price	$10.01	$13.34	$16.68
Payout (number of GE shares)	546,960	1,093,920	1,640,880

If the 30 consecutive trading day average GE closing price is between the threshold, target and maximum levels, a proportionate number of shares between those levels will be earned. Dividend equivalents are paid out only on shares actually received. Ms. Dybeck Happe's PSU award is subject to the same adjustment provisions as described above with respect to Mr. Culp's Performance Share Award. Ms. Dybeck Happe is also entitled to payment of the award if (i) the company undergoes a change of control, (ii) she is terminated other than for cause, (iii) she dies or is disabled, or (iv) she leaves the company for a good reason. For more information, see "Potential Termination Payments" on page 48.

Jamie Miller



Age: 52
Education: Miami University
GE Tenure: 15 Years

PRIOR ROLES Special Advisor to the CEO (March 2020-September 2020); former Senior Vice President, CFO (November 2017-March 2020); former President & CEO, GE Transportation (2015-2017); former Chief Information Officer, GE (2013-2015); former Controller, GE (2008-2013)

PERFORMANCE ASSESSMENT Ms. Miller strengthened the Finance organization, preparing and executing on a successful transition to GE's new CFO. She also played a key role in re-establishing investor credibility through significant action to de-lever and reduce financial risk. Based on her contributions and the terms of her separation agreement, the committee applied an individual performance factor of 100%.

SEVERANCE ARRANGEMENTS In determining the amount of Ms. Miller's severance and her ongoing eligibility for certain equity awards, the committee took into account her 14 years of service to GE in a number of significant leadership roles, including developing and supporting the company's strategic plan to reshape its portfolio structure and executing on the company's strategy of mitigating financial risk and reducing its leverage. The committee determined that these arrangements were fair to Ms. Miller and consistent with market practice.



At-Risk **54%**

2020 EARNED COMPENSATION
Base Salary $1.1 million (for partial year service, based on $1.45 million annual salary)

Annual Bonus $0.9 million (equal to 80% funding for Corporate, with an individual performance rating of 100% based on target at 100% of salary, prorated for partial year service)

2020 GRANTED COMPENSATION
Severance $688,889 (partial payment of $2.9 million severance pay pursuant to separation agreement) and $6.2 million for value associated with modification of certain equity awards pursuant to separation agreement

No Annual Equity Award

Kieran Murphy



Age: 58
Education: University College Dublin; MSc Marketing, University of Manchester
GE Tenure: 13 Years

CURRENT AND PRIOR ROLES Senior Vice President, GE and President & CEO, GE Healthcare (since 2017); former President and CEO, GE Life Sciences (2011-2017); former CEO and Executive Director, Whatman plc (2007-2008)

PERFORMANCE ASSESSMENT In his role as CEO of Healthcare, Mr. Murphy delivered a strong year in the face of unforeseen challenges. The committee recognized Mr. Murphy's contribution toward the Healthcare business meeting nearly all of its financial and strategic goals, including growing revenue organically and delivering strong margin and cash performance. Under Mr. Murphy's leadership, the Healthcare business oversaw the launch of 40 new products and expanded its photon-counting CT technology capabilities with the acquisition of Prismatic Sensors. The committee applied an individual performance factor of 115% in recognition of Mr. Murphy's contributions.



At-Risk **91%**

2020 EARNED COMPENSATION
Base Salary $1.2 million (£925,000) paid in 2020

Annual Bonus $1.7 million (£1.325 million) (equal to 125% funding for the Healthcare business, with an individual performance rating of 115%, based on target at 100% of salary)
2020 GRANTED COMPENSATION
Annual Equity Awards $4.9 million grant date fair value, approximately 50% as PSUs, 30% as stock options and 20% as RSUs

Leadership Equity Award $4.9 million grant date fair value, delivered as RSUs

John Slattery



Age: 52
Education: University of Glamorgan; MBA, University of Limerick
GE Tenure: <1 Year

CURRENT AND PRIOR ROLES Senior Vice President, GE and President & CEO, Aviation (since September 2020); former President & CEO of Commercial Aviation, Embraer S.A. (2016-2020); former Chief Commercial Officer, Embraer S.A. (2012-2016)

PERFORMANCE ASSESSMENT Since his appointment as CEO of Aviation, Mr. Slattery led the Aviation business to take significant actions in response to the pressures faced during 2020, including realizing more than $1 billion in operational cost reductions and $2 billion in cash preservation actions. The committee applied an individual performance factor of 100% in recognition of Mr. Slattery's contributions.



At-Risk
75%

2020 EARNED COMPENSATION
Base Salary $588,768 paid in 2020 (for partial year service based on $1.25 million annual salary)

Hiring Bonus $1 million (pursuant to offer letter agreement)

Annual Bonus $375,000 (equal to 65% funding for Aviation business, with an individual performance rating of 100% based on target at 100% of salary, prorated for partial year service)

2020 GRANTED COMPENSATION
New Hire Equity Grant $1.5 million grant date fair value stock option grant (reflecting value forfeited by leaving his prior employer)

Annual Equity Awards $3.0 million grant date fair value, approximately 50% as PSUs, 30% as stock options and 20% as RSUs

Scott Strazik



Age: 42
Education: Cornell University; M.A. Economics and Public Policy, Columbia University
GE Tenure: 20 Years

CURRENT AND PRIOR ROLES Senior Vice President, GE & President and CEO, Gas Power (since 2018); former President of Power Services (2017 – 2018); former CFO, Gas Power Systems, GE Power (2013-2017); Former CFO Commercial Engine Operations, GE Aviation (2011-2013)

PERFORMANCE ASSESSMENT In his role as CEO of Gas Power, Mr. Strazik led the business unit in building a lower-risk equipment backlog and delivering positive free cash flow one year ahead of its commitment as a result of efforts to reduce costs and improve working capital. In recognition of Mr. Strazik's efforts in strengthening the foundations of the Gas Power business to expand margins and generate cash in the years ahead, the committee applied an individual performance factor of 110%.



At-Risk
93%

2020 EARNED COMPENSATION
Base Salary $925,000 paid in 2020

Annual Bonus $0.8 million (equal to 80% funding for Gas Power, with an individual performance rating of 110%, based on target at 100% of salary)

Special Gas Power Incentive Bonus $2.85 million based on achievements of 2-year free cash flow objectives

2020 GRANTED COMPENSATION
Annual Equity Awards $3.3 million grant date fair value, approximately 50% as PSUs, 30% as stock options and 20% as RSUs

Leadership Equity Award $4.9 million grant date fair value, delivered as RSUs

Summary Compensation

Summary Compensation Table

NAME & PRINCIPAL POSITION	YEAR	SALARY	BONUS	STOCK AWARDS	STOCK OPTIONS	PENSION & DEFERRED COMP.	ALL OTHER COMP	SEC TOTAL
Larry Culp Chairman & CEO	2020	$ 653,409	$ 0	$72,054,874	$ 0	$ 463,799	$ 19,950	$73,192,032
	2019	$2,500,000	$5,600,000	$15,465,000	$ 0	$ 969,188	$ 19,600	$24,553,788
	2018	$ 625,000	$ 937,500	$13,740,000	$ 0	$ 86,662	$ 9,665	$15,398,827
Carolina Dybeck Happe* SVP & CFO	2020	$1,250,000	$1,325,000	$10,415,106	$9,500,003	$ 246,010	$1,032,906	$23,769,025
Jamie Miller Former SVP & CFO	2020	$1,087,500	$ 875,000	$ 4,940,432	$1,254,957	$ 0	$ 783,756	$ 8,941,645
	2019	$1,450,000	$2,000,000	$ 3,236,850	$1,350,030	$2,352,445	$ 80,835	$10,470,160
	2018	$1,450,000	$1,160,000	$ 4,334,060	$ 0	$ 0	$ 457,618	$ 7,401,678
Kieran Murphy** SVP, GE & CEO Healthcare	2020	$1,186,657	$1,699,805	$ 8,291,656	$1,500,002	$ 338,157	$ 64,175	$13,080,452
	2019	$1,125,210	$1,532,201	$ 2,517,550	$1,050,019	$ 266,876	$ 57,877	$ 6,549,733
	2018	$1,135,814	$1,703,721	$ 2,608,677	$1,670,000	$ 118,580	$ 53,373	$ 7,290,165
John Slattery* SVP, GE & CEO Aviation	2020	$ 588,768	$1,375,000***	$ 2,097,221	$2,399,998	$ 87,815	$4,685,336	$11,234,138
Scott Strazik* SVP, GE & CEO, Gas Power	2020	$ 925,000	$3,675,000****	$ 7,164,670	$1,005,000	$3,153,578	$ 28,654	$15,951,902

* Ms. Dybeck Happe and Mr. Slattery were first employed by the company in 2020. Under applicable SEC rules, we have excluded Mr. Strazik's compensation for 2018 and 2019 as he was not a named executive during those years.

** For Mr. Murphy, all cash amounts (including salary and bonus) were originally paid in British pounds and converted for purposes of this presentation at an exchange rate of $1.2829 per £1.00, the 2020 average noon buying rate certified for customs purposes by the U.S. Federal Reserve Bank of New York set forth in the H.10 statistical release of the Federal Reserve Board.

***Includes $1.0 million signing bonus for Mr. Slattery, pursuant to his offer letter agreement.

**** Includes $2.85 million bonus, pursuant to the Gas Power Free Cash Flow Incentive Program.

SALARY. Base salaries for our named executives depend on the scope of their responsibilities, their leadership skills and values, and their performance and length of service. Salary increases for senior executives are assessed on a case-by-case basis in light of these considerations. The amount of any increase is affected by current salary and amounts paid to peers within and outside the company. Each of the named executives, other than Mr. Murphy, contributed a portion of his or her salary to the GE Retirement Savings Plan (RSP), the company's 401(k) savings plan. As of April 2020, in light of the business challenges and economic uncertainty resulting from the COVID-19 pandemic, Mr. Culp voluntarily forfeited his salary for the remainder of 2020. The salary amount for Ms. Miller is through her departure on September 30, 2020.

BONUS. Amounts earned under our annual cash bonus program. For Mr. Slattery, who joined the company in July 2020, this amount includes a $1.0 million signing bonus. For Mr. Strazik, this amount includes a $2.85 million bonus earned in connection with the Gas Power Free Cash Flow Incentive Program. See "Overview of Our Incentive Compensation Plans" on page 30 for additional information on the bonus program.

STOCK AWARDS. Aggregate grant date fair value of stock awards in the form of PSUs and RSUs, and in the case of Mr. Culp, performance shares, granted in the years shown. Generally, the aggregate grant date fair value is the amount that the company expects to expense for accounting purposes over the award's vesting schedule and does not correspond to the actual value that the named executives will realize from the award. In particular, the actual value of PSUs and performance shares received are different from the accounting expense because it depends on performance. For example, as described under "2018 PSUs Cancelled" on page 34, the 2018 PSU grants were cancelled by the committee and as a result, none of our

named executives received a payout for these awards. Although the PSUs were cancelled, GE does not adjust the related amounts previously reported as compensation in the year of the PSU award to reflect the cancellation. For Ms. Miller, the reported amount for 2020 relates to the modification of certain awards under the terms of her separation agreement.

STOCK OPTIONS. Aggregate grant date fair value of option awards granted in the years shown. These amounts reflect the company's accounting expense and do not correspond to the actual value that the named executives will realize. For information on the assumptions used in valuing a particular year's grant, see the note on Share-Based Compensation in GE's financial statements in our annual report on Form 10-K. See the Long-Term Incentive Compensation Table on page 41 for additional information on 2020 grants. For Ms. Miller, the reported amount for 2020 relates to the modification of certain awards under the terms of her separation agreement.

PENSION & DEFERRED COMP. Sum of the change in pension value and above-market earnings on nonqualified deferred compensation, which break down as shown in the following table.

NAME	CHANGE IN PENSION VALUE	ABOVE MARKET EARNINGS
Culp	$ 463,799	$0
Dybeck Happe	$ 246,010	$0
Miller	$ 0*	$0
Murphy	$ 338,157	$0
Slattery	$ 87,815	$0
Strazik	$3,153,578	$0

* The change in pension value was a decrease of $6,624,103.

Year-over-year changes in pension value generally are driven by changes in actuarial pension assumptions as well as increases in service, age and compensation. See "Pension Benefits" on page 46 for additional information, including the present value assumptions used in this calculation. Above-market earnings represent the difference between market interest rates calculated under SEC rules and the 6% to 14% interest contingently credited by the company on salary that the named executives deferred under various executive deferred salary programs in effect between 1991 and 2020. See "Deferred Compensation" on page 44 for additional information.

ALL OTHER COMP. We provide our named executives with other benefits that we believe are reasonable, competitive and consistent with our overall executive compensation program. The costs of these benefits for 2020, minus any reimbursements by the named executives, are shown in the table below.

NAME	LIFE INSURANCE PREMIUMS	RETIREMENT SAVINGS PLAN	FINANCIAL AND TAX PLANNING	RELOCATION AND EXPATRIATE BENEFITS	RELOCATION AND EXPATRIATE TAX BENEFITS	OTHER	TOTAL
Culp	$ 0	$19,950	$ 0	$ 0	$ 0	$ 0	$ 19,950
Dybeck Happe	$ 0	$ 9,950	$ 0	$ 604,756	$ 402,931	$ 15,269	$1,032,906
Miller	$77,638	$ 9,975	$7,254	$ 0	$ 0	$688,889	$ 783,756
Murphy	$47,241	N/A	$ 0	$ 0	$ 0	$ 16,934	$ 64,175
Slattery	$ 0	$19,950	$ 0	$2,703,099	$1,951,782	$ 10,505	$4,685,336
Strazik	$13,646	$ 7,125	$7,883	$ 0	$ 0	$ 0	$ 28,654

LIFE INSURANCE PREMIUMS. Taxable payments to cover premiums for universal life insurance policies the named executives own. These policies include: (1) Executive Life, which provides universal life insurance policies for the indicated named executives totaling up to $3 million in coverage at the time of enrollment and increased 4% annually thereafter; and (2) Leadership Life, which provides universal life insurance policies for the indicated named executives with coverage of 2X their annual pay (salary plus most recent bonus). As of January 1, 2018, these plans were closed to new employees and employees who were not already employed at the relevant band level, including Messrs. Culp and Slattery and Ms. Dybeck Happe.

RETIREMENT SAVINGS PLAN. For Ms. Miller and Mr. Strazik, represents GE's matching contributions to the named executives' RSP accounts equaling up to 3.5% of eligible pay, up to the caps imposed under IRS rules, based on employee contributions (resulting match was 3.5% for Ms. Miller and 2.5% for Mr. Strazik). Messrs. Culp and Slattery and Ms. Dybeck Happe are eligible for matching contributions equaling 4% of eligible pay, and automatic contributions equaling 3% of eligible pay, up to the caps imposed under IRS rules. Mr. Murphy is based outside the United States and is ineligible for this program.

FINANCIAL AND TAX PLANNING. Expenses for the use of advisors for financial, estate and tax preparation and planning, and investment analysis and advice.

RELOCATION AND EXPATRIATE BENEFITS. Expenses for relocating the named executives and their families in connection with their hiring from outside GE. With respect to Ms. Dybeck Happe, this amount includes expenses for relocating her and her family from Sweden to GE's headquarters in Boston and continued residence outside her home country, which includes the following: (1) travel and shipment expenses to relocate her, her family and household goods ($186,548), (2) housing and utilities ($213,899), (3) educational support for her children ($145,044), and (4) other relocation benefits. With respect to Mr. Slattery, this column includes the following benefits provided to him in connection with his relocation from Ireland to GE Aviation's headquarters in Cincinnati: (1) travel and shipment expenses to relocate him, his family and household goods ($100,615), (2) temporary living expenses ($15,855), (3) home purchase closing costs ($20,155), and (4) other relocation benefits, including a one-time housing allowance payment ($2,500,000) and educational support for his children ($60,375). Relocation and international assignment benefits, such as those provided to Ms. Dybeck Happe and Mr. Slattery, allow us to recruit the best executives from all over the world, regardless of where they are based.

RELOCATION AND EXPATRIATE TAX BENEFITS. Tax gross-ups and equalization benefits provided in connection with new hire relocations and international assignments.

OTHER. Total amount of other benefits provided, none of which individually exceeded the greater of $25,000 or 10% of the total amount of personal benefits for the named executive (except as otherwise described in this section). These other benefits included items such as: (1) car service fees; (2) an annual physical examination; and (3) incremental costs associated with travel by guests accompanying the executive on business travel on company leased aircraft, such as for catering. Our named executives are permitted to use aircraft that is leased by the company for personal use, but, to the extent the named executives engaged in such use during 2020, all such use was reimbursed to the company at rates sufficient to cover the variable costs associated with those flights, other than certain incremental costs as noted above and reported under this item. For Ms. Miller, this amount includes $688,889 of her $2.9 million severance benefits that were paid or accrued to her under the terms of her separation agreement during 2020. For Mr. Murphy, this amount includes a monthly car allowance, totaling $16,934 in 2020.

SEC TOTAL. Total compensation, as determined under SEC rules.

Compensation

Long-Term Incentive Compensation

In recent years, we have used a mix of long-term incentive compensation awards: PSUs, Performance Shares, RSUs, and stock options. In 2020, we made Annual Equity Awards in March as well as Leadership Equity Awards in August and September.

Long-Term Incentive Compensation Table

The following table — also known as the Grants of Plan-Based Awards Table — shows Performance Shares, PSUs, RSUs and stock options granted to our named executives in 2020. Each of these awards was approved under the 2007 Long-Term Incentive Plan, a plan that shareholders approved in 2007, 2012 and 2017. For more information on each of the award types, see "Overview of Long-Term Incentive Compensation" on page 33.

NAME	GRANT DATE	AWARD TYPE	ESTIMATED FUTURE PAYOUTS UNDER PERFORMANCE SHARES / PSUs			RESTRICTED STOCK UNITS (#)	STOCK OPTIONS (#)	OPTION EXERCISE PRICE	GRANT DATE FAIR VALUE OF AWARDS
			THRESHOLD	TARGET	MAXIMUM				
Culp	3/2/2020	Annual Equity	331,132	1,324,527	2,317,922				$15,000,003
	8/18/2020	Leadership	4,647,676	9,295,352	13,943,028				$57,054,871
Dybeck Happe	3/2/2020	New Hire					2,061,856	$11.21	$ 8,000,001
	3/2/2020	Annual Equity	55,189	220,755	386,321				$ 2,500,006
	3/2/2020	Annual Equity				81,633			$ 915,106
	3/2/2020	Annual Equity					408,720	$11.21	$ 1,500,002
	9/3/2020	Leadership	546,960	1,093,920	1,640,880				$ 6,999,994
Miller	2/25/2020	Separation Modification*	108,269	433,076	757,883				$ 3,921,632
	2/25/2020	Separation Modification*				90,000			$ 1,018,800
	2/25/2020	Separation Modification*					380,290	$10.19	$ 1,254,957
Murphy	3/2/2020	Annual Equity	55,189	220,755	386,321				$ 2,500,006
	3/2/2020	Annual Equity				81,633			$ 915,106
	3/2/2020	Annual Equity					408,720	$11.21	$ 1,500,002
	9/3/2020	Leadership				771,605			$ 4,876,544
Slattery	7/13/2020	New Hire					539,568	$ 6.70	$ 1,499,999
	9/2/2020	Annual Equity	162,669	650,675	1,138,681				$ 1,500,001
	9/2/2020	Annual Equity				92,736			$ 597,220
	9/2/2020	Annual Equity					343,511	$ 6.44	$ 899,999
Strazik	3/2/2020	Annual Equity	36,977	147,906	258,836				$ 1,675,006
	3/2/2020	Annual Equity				54,694			$ 613,120
	3/2/2020	Annual Equity					273,842	$11.21	$ 1,005,000
	9/3/2020	Leadership				771,605			$ 4,876,544

* Amounts reported as PSUs, RSUs and stock options for Ms. Miller reflect awards previously granted that were modified pursuant to Ms. Miller's separation agreement ("Separation Agreement with Ms. Miller" on page 49).

Option Exercise Price
Stock option exercise prices reflect the closing price of GE stock on the grant date.

Grant Date Fair Value of Awards
Generally, the aggregate grant date fair value is the amount that the company expects to expense in its financial statements over the award's vesting schedule.

- **For stock options**, fair value is calculated using the Black-Scholes value of each option on the grant date (resulting in a $3.67 per unit value for the March 2020 stock option grants, and a $2.78 and $2.62 per unit value for the new hire and annual equity stock option grants to Mr. Slattery in July 2020 and September 2020, respectively).

- **For RSUs**, fair value is calculated based on the closing stock price on the date of grant, reduced by the present value of dividends expected to be paid on GE common stock before the RSUs vest

(resulting in a $11.21 per unit value for the March 2020 grants, $6.44 per unit value for the September 2, 2020 grant, and $6.32 per unit value for the September 3, 2020 grants) because dividend equivalents on unvested RSUs are accrued and paid out only if and when the award vests.

- **For Performance Shares and PSUs**, the actual value of units received will depend on the company's performance, as described above. Fair value is calculated by multiplying the per unit value of the award ($11.32 for the March 2020 grants, $6.14 for Mr. Culp's Leadership grant, $6.40 for Ms. Dybeck Happe's Leadership grant, and $2.31 for Mr. Slattery's annual equity award) by the number of units at target. The per unit value is based on the closing price of the company's stock on the grant date, adjusted to reflect the probability of achieving the performance conditions, using a Monte Carlo simulation that includes multiple inputs such as stock price, performance period, volatility and dividend yield.

Outstanding Equity Awards Table

The following table — also known as the Outstanding Equity Awards at Fiscal Year-End Table — shows the named executives' stock and option grants as of year-end. It includes unexercised stock options (vested and unvested), RSUs, Performance Shares and PSUs for which vesting conditions were not yet satisfied as of December 31, 2020.

OUTSTANDING EQUITY AWARDS TABLE

NAME OF EXECUTIVE	GRANT DATE	AWARD TYPE	NUMBER OUTSTANDING	PORTION EXERCISABLE	EXERCISE PRICE	EXPIRATION DATE	MARKET VALUE	VESTING SCHEDULE
Culp	3/19/2019	PSUs	375,000				$ 4,050,000	100% in 2022, subject to performance
	3/2/2020	PSUs	331,132				$ 3,576,226	100% in 2023, subject to performance
	8/18/2020	Performance Shares	9,295,352				$ 100,389,802	100% in 2024, subject to performance
Total			**10,001,484**				**$108,016,028**	
Dybeck Happe	3/2/2020	Options	2,061,856	0	$11.21	3/2/2030	$ 0	100% in 2024
	3/2/2020	Options	408,720	0	$11.21	3/2/2030	$ 0	50% in 2022 and 2023
	3/2/2020	PSUs	55,189				$ 596,041	100% in 2023, subject to performance
	3/2/2020	RSUs	81,633				$ 881,636	50% in 2022 and 2023
	9/3/2020	PSUs	1,093,920				$ 11,814,336	50% in 2024 and 2025, subject to performance
Total			**3,701,318**	**0**			**$ 13,292,013**	
Miller	9/7/2012	Options	338,123	338,123	$20.76	9/7/2022	$ 0	
	9/13/2013	Options	364,133	364,133	$22.86	12/31/2022	$ 0	
	9/5/2014	Options	416,152	416,152	$25.09	12/31/2022	$ 0	
	9/11/2015	Options	156,057	156,057	$23.99	12/31/2022	$ 0	
	9/9/2016	Options	156,057	156,057	$28.95	12/31/2022	$ 0	
	9/6/2017	Options	156,057	156,057	$23.96	12/31/2022	$ 0	
	2/26/2018	PSUs	52,019				$ 561,805	100% in 2021, subject to performance
	3/19/2019	Options	380,290	380,290	$10.19	12/31/2022	$ 231,977	
	3/19/2019	PSUs	56,250				$ 607,500	100% in 2022, subject to performance
Total			**2,075,138**	**1,966,869**			**$ 1,401,282**	
Murphy	9/7/2012	Options	104,038	104,038	$20.76	9/7/2022	$ 0	
	9/13/2013	Options	83,230	83,230	$22.86	9/13/2023	$ 0	
	9/5/2014	Options	102,089	102,089	$25.09	9/5/2024	$ 0	
	9/5/2014	Options	1,948	1,948	$25.09	9/5/2024	$ 0	
	9/11/2015	Options	130,047	130,047	$23.99	9/11/2025	$ 0	
	7/28/2016	RSUs	10,404				$ 112,363	100% in 2021
	9/30/2016	Options	156,057	124,845	$28.47	9/30/2026	$ 0	100% in 2021
	2/10/2017	RSUs	10,404				$ 112,363	50% in 2021 and 2022
	6/9/2017	RSUs	52,019				$ 561,805	100% in 2022
	9/6/2017	Options	156,057	93,634	$23.96	9/6/2027	$ 0	50% in 2021 and 2022
	9/6/2017	RSUs	8,739				$ 94,381	50% in 2021 and 2022
	1/29/2018	Options	520,190	0	$15.65	1/29/2028	$ 0	100% in 2021
	2/26/2018	RSUs	31,212				$ 337,090	100% in 2021
	2/26/2018	PSUs	23,408				$ 252,806	100% in 2021, subject to performance
	3/19/2019	Options	295,780	0	$10.19	3/19/2029	$ 180,426	50% in 2021 and 2022
	3/19/2019	RSUs	70,000				$ 756,000	50% in 2021 and 2022
	3/19/2019	PSUs	43,750				$ 472,500	100% in 2022, subject to performance
	3/2/2020	Options	408,720	0	$11.21	3/2/2030	$ 0	50% in 2022 and 2023
	3/2/2020	PSUs	55,189				$ 596,041	100% in 2023, subject to performance
	3/2/2020	RSUs	81,633				$ 881,636	50% in 2022 and 2023
	9/3/2020	RSUs	771,605				$ 8,333,334	50% in 2023 and 2024
Total			**3,116,519**	**639,831**			**$ 12,690,745**	
Slattery	7/13/2020	Options	539,568	0	$ 6.70	7/13/2030	$ 2,212,229	33% in 2021, 2022 and 2023
	9/2/2020	Options	343,511	0	$ 6.44	9/2/2030	$ 1,497,708	50% in 2022 and 2023
	9/2/2020	RSUs	92,736				$ 1,001,549	50% in 2022 and 2023
	9/2/2020	PSUs	162,669				$ 1,756,825	100% in 2023, subject to performance
Total			**1,138,484**	**0**			**$ 6,468,311**	

NAME OF EXECUTIVE	GRANT DATE	AWARD TYPE	NUMBER OUTSTANDING	PORTION EXERCISABLE	EXERCISE PRICE	EXPIRATION DATE	MARKET VALUE	VESTING SCHEDULE
Strazik	6/9/2011	Options	31,211	31,211	$17.86	6/9/2021	$ 0	
	9/7/2012	Options	41,615	41,615	$20.76	9/7/2022	$ 0	
	9/13/2013	Options	52,019	52,019	$22.86	9/13/2023	$ 0	
	9/5/2014	Options	78,028	78,028	$25.09	9/5/2024	$ 0	
	9/11/2015	Options	93,634	93,634	$23.99	9/11/2025	$ 0	
	7/28/2016	RSUs	10,404				$ 112,363	100% in 2021
	9/30/2016	Options	114,441	91,552	$28.47	9/30/2026	$ 0	100% in 2021
	2/10/2017	RSUs	10,404				$ 112,363	50% in 2021 and 2022
	11/17/2017	Options	119,643	71,785	$17.51	11/17/2027	$ 0	50% in 2021 and 2022
	1/29/2018	Options	130,047	0	$15.65	1/29/2028	$ 0	100% in 2021
	3/19/2018	Options	208,102	138,734	$13.53	3/19/2028	$ 0	100% in 2021
	3/19/2018	Options	130,047	86,698	$13.53	3/19/2028	$ 0	100% in 2021
	12/21/2018	Options	501,390	250,695	$ 7.13	12/21/2028	$ 1,840,101	100% in 2021
	3/19/2019	Options	194,370	0	$10.19	3/19/2029	$ 118,566	50% in 2021 and 2022
	3/19/2019	RSUs	46,000				$ 496,800	50% in 2021 and 2022
	3/19/2019	PSUs	28,750				$ 310,500	100% in 2022, subject to performance
	4/11/2019	Options	60,995	0	$ 9.12	4/11/2029	$ 102,472	50% in 2021 and 2022
	3/2/2020	Options	273,842	0	$11.21	3/2/2030	$ 0	50% in 2022 and 2023
	3/2/2020	PSUs	36,977				$ 399,352	100% in 2023, subject to performance
	3/2/2020	RSUs	54,694				$ 590,695	50% in 2022 and 2023
	9/3/2020	RSUs	771,605				$ 8,333,334	50% in 2023 and 2024
Total			**2,988,218**	**935,971**			**$ 12,416,546**	

MARKET VALUE. The market value of RSUs, Performance Shares and PSUs is calculated by multiplying the closing price of GE stock as of December 31, 2020 ($10.80) (the last trading day for the year) by the number of shares underlying each award. With respect to the Performance Shares granted to Mr. Culp on August 18, 2020 and the PSUs granted to Ms. Dybeck Happe on September 3, 2020, this value assumes satisfaction of the target-level payout for the awards. With respect to all other PSUs granted, this value assumes satisfaction of the threshold-level payout for the awards. For options, the market value is calculated by multiplying the number of shares underlying each award by the spread between the award's exercise price and the closing price of GE stock as of December 31, 2020.

Vesting Schedule

Options vest on the anniversary of the grant date in the years shown in the table. See "Potential Termination Payments" on page 48 regarding other vesting events.

RSUs vest on the anniversary of the grant date in the years shown in the table. See "Potential Termination Payments" on page 48 regarding other vesting events.

Leadership Performance Shares and Leadership PSUs vest on the anniversary of the grant date in the years shown in the table, to the extent that the performance conditions have been achieved. The Leadership Performance Shares and Leadership PSUs are also subject to accelerated vesting upon a change of control, termination other than for cause, or good leaver termination. See "Potential Termination Payments" on page 48 for additional details regarding this acceleration.

Other PSUs vest at the beginning of the year indicated when the committee certifies that the performance conditions have been achieved, unless otherwise stated. The 2018 PSU grants, the 2019 PSU grants and the 2020 PSU grants (other than the Leadership PSUs granted to Ms. Dybeck Happe) are also subject to a one-year holding requirement, regardless of whether the executive has met his or her stock ownership requirements. For further detail on the terms and conditions of the PSU awards, see "Annual Equity Incentive Awards" on page 33.

Option Exercises and Stock Vested Table

The following table shows the number of shares the named executives acquired and the values they realized upon the vesting of RSUs during 2020. During the year, none of the named executives exercised stock options and none of them had PSU or performance share awards that were earned. Values are shown before payment of any applicable withholding taxes or brokerage commissions. Executives that remain employed by GE are required to hold the stock that they receive following the exercise of stock options (less those shares that are withheld to satisfy the exercise price and pay taxes) for a year following exercise. Similarly, continuing executives cannot sell stock they receive as the result of the vesting of RSUs or PSUs until they have satisfied their stock ownership requirement. See "Share Ownership and Equity Grant Policies" on page 54. The 2019 PSU grants and the 2020 PSU grants (other than the Leadership PSUs granted to Ms. Dybeck Happe) are also subject to a one-year holding requirement, regardless of whether the executive has met his or her stock ownership requirements.

NAME	OPTION AWARDS		STOCK AWARDS*	
	NUMBER OF SHARES ACQUIRED ON EXERCISE	VALUE REALIZED ON EXERCISE	NUMBER OF SHARES ACQUIRED ON VESTING	VALUE REALIZED ON VESTING
Culp	0	$0	0	$ 0
Dybeck Happe	0	$0	0	$ 0
Miller	0	$0	259,860	$1,806,675
Murphy	0	$0	108,407	$ 964,910
Slattery	0	$0	0	$ 0
Strazik	0	$0	20,807	$ 169,117

* Subject to stock ownership requirement for continuing executives; dollar amount represents pre-tax value on vesting, not cash payment.

Equity Compensation Plan Information

The following table provides information regarding outstanding equity awards and shares available for future issuance under all of GE's equity plans. The number of shares available for future issuance decreased compared to the prior year, primarily due to the issuance of Leadership equity awards, offset by the expiration of unexercised stock options that had an exercise price above our stock price in recent years, and the forfeiture of unvested equity awards upon employee departures, each of which were returned to the pool.

(IN MILLIONS EXCEPT PER SHARE $ AMOUNTS, AS OF 12/31/2020)	SHARES TO BE ISSUED UPON EXERCISE OR SETTLEMENT	WEIGHTED AVERAGE EXERCISE PRICE	SHARES AVAILABLE FOR FUTURE ISSUANCE
Plans approved by shareholders (2007 LTIP)			
Options	400.3	$18.16	[a]
RSUs	60.5	[b]	[a]
PSUs	12.2	[b]	[a]
Performance Shares	9.3	[b]	[a]
Plans not approved by shareholders (Consultants' Plan)			
Options	0.1	$21.14	[c]
RSUs	0.0	[b]	[c]
Total	482.3	$18.16	286.0

[a] Total shares available for future issuance under the 2007 Long-Term Incentive Plan (the 2007 LTIP) amounted to 282.3 million shares as of December 31, 2020. Of the 1,075 million shares approved under the 2007 LTIP, no more than 230 million may be available for awards granted in any form other than options or stock appreciation rights.

[b] Not applicable.

[c] Total shares available for future issuance under the GE Stock-Based Compensation and Incentive Plan for Consultants, Advisors and Independent Contractors (the Consultants' Plan) amounted to 3.7 million shares at December 31, 2020.

Deferred Compensation

The company has offered both a deferred bonus program and, in prior years, a deferred salary program. These deferral programs are intended to promote retention by providing a long-term savings opportunity on a tax-efficient basis. Because the deferral programs are unfunded and deferred payments are satisfied from the company's general assets, they provide an incentive for the company's executives to minimize risks that could jeopardize the long-term financial health of the company.

Bonus Deferrals

ELIGIBILITY AND DEFERRAL OPTIONS. Employees in our executive band and above, including the named executives, can elect to defer all or a portion of their bonus payments into the earnings options shown below. Participants may change their earnings option four times per year.

TIME AND FORM OF PAYMENT. Participants can elect to receive their deferred amounts upon termination of employment either in a lump sum or in 10 to 20 annual installments.

EARNINGS OPTION	TYPE OF EARNINGS	ACCOUNT BALANCE FOR EARNINGS CALCULATION	EARNINGS AMOUNT*	WHEN EARNINGS CREDITED
GE Stock Units (based on GE stock value)	Dividend- equivalent income	Units in account on NYSE ex-dividend date	Quarterly dividend declared for GE stock or the S&P 500, as applicable	Quarterly
S&P 500 Index Units (based on S&P 500)				
Deferred Cash Units (cash units)	Interest income	Daily outstanding account balance	Prior calendar month's average yield for U.S. Treasury Notes and Bonds issued with maturities of 10 years and 20 years	Monthly

* None of the bonus deferral options provide for "above-market interest" as defined by the SEC.

Salary Deferrals

ELIGIBILITY. In prior years, we periodically offered eligible employees in our executive band and above the opportunity to defer their salary payments (the last such plan was offered in 2010 for 2011 salary). Individuals who were named executives at the time a deferred salary program was initiated were not eligible to participate. None of our named executives have participated in a salary deferral program or have balances outstanding.

INTEREST INCOME. These programs provide accrued interest on deferred amounts (including an above-market interest rate as defined by the SEC) ranging from 6% to 14% compounded annually.

TIME AND FORM OF PAYMENT. Our deferred salary programs have required participants to elect, before the salary was deferred, to receive deferred amounts either in a lump sum or in 10 to 20 annual installments.

The company makes all decisions regarding the measures for calculating interest or other earnings on deferred bonuses and salary. The named executives cannot withdraw any amounts from their deferred compensation balances until they either leave or retire from GE.

Restoration Plan

ELIGIBILITY. U.S. employees who become U.S. executives on or after January 1, 2021 will accrue benefits under the GE Restoration Plan, instead of any benefits under the GE Supplementary Pension Plan (including the Executive Retirement Benefit) (see "Pension Benefits" on page 46 for information regarding the GE Supplementary Pension Plan).

BENEFIT FORMULA. Restoration Plan participants are credited with 7% of their annual earnings, which include base salary and up to one-half of eligible bonus payments, that exceed the IRS-prescribed limit applicable to tax-qualified plans ($290,000 for 2021). These amounts are notionally invested in earnings options that mirror the investment options available under the broad-based, tax-qualified GE Retirement Savings Plan, and generally vest after 3 years of service.

TIME AND FORM OF PAYMENT. Vested amounts under the Restoration Plan are paid in a lump sum, generally in July of the year following when the participant either leaves or retires from GE.

Deferred Compensation Table

The table below — also known as the Nonqualified Deferred Compensation Table — shows amounts credited to the named executives' accounts under nonqualified deferred compensation plans and plan balances as of December 31, 2020. For 2020, the company did not make any matching contributions into these plans. In addition, no withdrawals or distributions were made in 2020.

| NAME | EXECUTIVE CONTRIBUTIONS IN 2020 | AGGREGATE EARNINGS IN LAST FISCAL YEAR | | AGGREGATE BALANCE AT LAST FISCAL YEAR-END | |
		DEFERRED BONUS PROGRAM	DEFERRED SALARY PROGRAM	DEFERRED BONUS PROGRAM	DEFERRED SALARY PROGRAM
Culp	$1,400,000	$ 209,172	$0	$1,609,172	$0
Dybeck Happe	$ 0	$ 0	$0	$ 0	$0
Miller	$ 0	$ 0	$0	$ 0	$0
Murphy	$ 0	$ 0	$0	$ 0	$0
Slattery	$ 0	$ 0	$0	$ 0	$0
Strazik	$ 0	$ 0	$0	$ 0	$0

EXECUTIVE CONTRIBUTIONS IN 2020. Amounts represent compensation deferred during 2020. This column may not reflect any 2020 compensation in the Summary Compensation Table on page 39 which was credited to the named executive's deferred account, if any, in 2021.

AGGREGATE EARNINGS IN 2020. Reflects earnings on each type of deferred compensation listed in this section that were deposited into the named executive's deferred compensation account during 2020. The earnings on deferred bonus payments may be positive or negative, depending on the named executive's investment choice, and are calculated based on: (1) the total number of deferred units in the account multiplied by the GE stock or S&P 500 Index price as of

December 31, 2020; minus (2) that amount as of December 31, 2019; minus (3) any named executive contributions during the year. The earnings on the deferred salary programs are calculated based on the total amount of interest earned. See the Summary Compensation Table on page 39 for the above-market portion of those interest earnings in 2020.

AGGREGATE BALANCE AT 12/31/20. The fiscal year-end balance reported in the table above includes $1.4 million for Mr. Culp that was previously reported in the Summary Compensation Table as 2019 compensation. The table above does not include any amounts that were previously reported in the Summary Compensation Table as 2018 compensation.

Pension Benefits

The company provides retirement benefits to the named executives based in the United States under the same GE Pension Plan and GE Supplementary Pension Plan in which other eligible U.S. employees participate. The GE Pension Plan is a funded, tax-qualified plan. The Supplementary Pension Plan is an unfunded, unsecured obligation of the company and is not qualified for tax purposes. Mr. Murphy participates in the UK Pension Plan on the same terms as other UK-based eligible employees.

GE Pension Plan

ELIGIBILITY AND VESTING. The GE Pension Plan is a broad-based retirement program for U.S.-based employees that has been closed to new participants since 2012 (2011 for salaried new hires). Employees who began working at GE after the plan was closed, including Messrs. Culp and Slattery and Ms. Dybeck Happe, are not eligible for this plan. Those employees who are eligible vest in the plan after five years of qualifying service. The plan also requires employee contributions, which vest immediately. Effective January 1, 2021, participants with salaried benefits stopped accruing benefits (and making contributions) under this plan and became eligible for the automatic contributions available to new hires under the GE Retirement Savings Plan equaling 3% of eligible pay (up to the caps imposed under IRS rules), plus two years of transition credits equaling 2% of eligible pay.

BENEFIT FORMULA. For Ms. Miller and Mr. Strazik, the plan provides benefits based primarily on a formula that takes into account their earnings for each fiscal year (through 2020). Since 1989, this formula has provided an annual benefit accrual equal to 1.45% of a named executive's earnings for the year up to covered compensation and 1.9% of his or her earnings for the year in excess of covered compensation. "Covered compensation" was $60,000 for 2020 and has varied over the years based in part on changes in the Social Security taxable wage base. For purposes of the formula, annual earnings include base salary and up to one-half of bonus payments, but may not exceed an IRS-prescribed limit applicable to tax-qualified plans ($285,000 for 2020). As a result, the maximum incremental annual benefit a named executive could have earned for service in 2020 was $5,145. Over the years, we have made special one-time adjustments to this plan that increased eligible participants' pensions, but no adjustment was made in 2020.

TIME AND FORM OF PAYMENT. The accumulated benefit an employee earns is payable after retirement on a monthly basis for life with a guaranteed minimum benefit of five years. The normal retirement age as defined in this plan is 65; however, employees who began working at GE prior to 2005, including Ms. Miller, and Mr. Strazik, may retire at age 60 without any reduction in benefits. In addition, the plan provides for Social Security supplements and spousal joint and survivor annuity options.

TAX CODE LIMITATIONS ON BENEFITS. The tax code limits the benefits payable under the GE Pension Plan. For 2020, the maximum single life annuity a named executive could have received under these limits was $230,000 per year. This ceiling is actuarially adjusted in accordance with IRS rules to reflect employee contributions, actual forms of distribution and actual retirement dates.

GE Supplementary Pension Plan

ELIGIBILITY. The GE Supplementary Pension Plan is an unfunded and non-tax-qualified retirement program that is offered to eligible U.S.-based employees in the executive band and above, including the named executives. Employees generally must remain employed until age 60 in order to vest in a benefit under the plan. For those who became U.S. executives prior to January 1, 2011, including Mr. Strazik, the plan provides an annuity benefit above amounts available under the GE Pension Plan (a "supplementary pension benefit"). For those who became U.S. executives on or after January 1, 2011 (and before January 1, 2021), including Messrs. Culp and Slattery and Ms. Dybeck Happe, the plan provides a retirement benefit paid in 10 annual installments (an "executive retirement benefit"). Effective January 1, 2021, participants eligible for the supplementary pension benefit, including Mr. Strazik, stopped accruing that benefit and began accruing an executive retirement benefit for their future credited service. The executive retirement benefit was also closed to new participants and, effective January 1, 2021, new U.S. executives are instead participating in the Restoration Plan (described above). Ms. Miller did not vest in or receive any benefits under the GE Supplementary Pension Plan.

Supplementary Pension Benefit

BENEFIT FORMULA. A named executive's annual supplementary pension, when combined with certain amounts payable under the company's other pension programs and Social Security, will equal 1.75% of his or her "earnings credited for retirement benefits" multiplied by the number of years of credited service (through 2020), up to a maximum of 60% of such earnings credited for retirement benefits. The "earnings credited for retirement benefits" are the named executive's average annual compensation (base salary and bonus) for the highest 36 consecutive months out of the last 120 months prior to retirement (or December 31, 2020, if earlier).

TIME AND FORM OF PAYMENT. The supplementary pension benefit would be provided to eligible employees, including Mr. Strazik, after retirement as monthly payments for life (with a guaranteed minimum benefit of five years), and could not be received in a lump sum. The plan also provides for spousal joint and survivor annuity options. The normal retirement age under the plan is 65; however, executives eligible for this benefit who began working at GE prior to 2005, including Mr. Strazik, may retire at age 60 without any reduction in benefits.

Executive Retirement Benefit

BENEFIT FORMULA. A named executive's executive retirement benefit will equal 18% of his or her earnings credited for retirement benefits for each year of credited service as a GE Officer, plus 14% of such earnings for each year of credited service as a Senior Executive and 10% of such earnings for each year of credited service as an Executive. The "earnings credited for retirement benefits" are the named executive's average annual compensation (base salary and bonus) for the highest 36 consecutive months out of the last 120 months prior to retirement.

TIME AND FORM OF PAYMENT. The executive retirement benefit would be provided to Messrs. Culp and Slattery and Ms. Dybeck Happe after retirement as 10 equal annual installment payments, and could not be received in a lump sum. Mr. Strazik also began accruing an executive retirement benefit beginning January 1, 2021, when he stopped accruing additional Supplementary Pension benefits. Executives eligible for this benefit may retire at age 60, but are subject to a reduction in benefits of up to 25% for commencement prior to age 65.

GE Excess Benefits Plan

ELIGIBILITY. The GE Excess Benefits Plan is an unfunded and non-tax-qualified retirement program that is offered to employees whose benefits under the GE Pension Plan are limited by certain tax code provisions. There were no accruals for named executives under this plan in 2020, and beginning January 1, 2021, no further benefit accruals are permitted for any participants under this plan.

BENEFIT FORMULA. Benefits payable under this plan are equal to the amount that would be payable under the terms of the GE Pension Plan disregarding the limitations imposed by certain tax code provisions minus the amount actually payable under the GE Pension Plan taking those limitations into account.

TIME AND FORM OF PAYMENT. Benefits for the named executives are generally payable at the same time and in the same manner as their GE Pension Plan benefits.

GE UK Pension Plan

ELIGIBILITY. The UK GE Pension Plan is broad-based, tax registered and qualified pension program for U.K.-based employees that has been closed to new participants since 2011. Those employees of GE who are eligible to participate in the plan vest after two years of pensionable service. The plan requires employee contributions (these are refunded if pensionable service does not meet vesting requirements). Mr. Murphy is the only named executive who participates in this plan.

BENEFIT FORMULA. The UK GE Pension Plan offers two accrual rates (1/60ths and 1/80ths) applied to final pensionable pay, which is defined as the annual average of the highest three complete years' base salary only, less an initial offset in respect of salary subject to social security

retirement benefits, and capped at a plan earnings cap. Both indices are updated and released by Her Majesty's Revenue and Customs (HMRC) each new tax year. Credit is awarded on this formula for every whole month earned under the plan as pensionable service. The accrual is monitored for tax purposes on an annual basis and an annual allowance is set according to earnings. Tax relief on the pension accrual is provided only up to an individual limit falling between £10,000 and £40,000.

Pension contributions in excess of this individual limit result in tax at applicable individual rates. All GE employees who were in the executive band and above and members of the UK GE Pension Plan when it was closed to new entrants, including Mr. Murphy, are entitled to accrue additional benefits on a special defined contribution basis. Under these additional benefit provisions, Mr. Murphy is entitled to an annual GE cash contribution of 25% of eligible earnings each year.

TIME AND FORM OF PAYMENT. The UK GE Pension Plan pays out the accumulated benefit after retirement on a monthly basis for life with a guaranteed minimum benefit of five years. The normal retirement age under the plan is 65; however, certain employees with special benefits, may, in accordance with a longstanding discretionary practice, retire at age 60 without any reduction in benefits. Mr. Murphy is not eligible for early retirement under this plan. In addition, the plan provides for social security supplements and a spousal annuity.

TAX CODE LIMITATIONS ON BENEFITS. Benefits from the UK GE Pension Plan are subject to the Lifetime Allowance which measures individual pension accruals/contributions against an overall limit that is updated and released by HMRC each new tax year. For 2020, this limit was £1,073,100.

Pension Benefits Table

The table below shows the present value of the accumulated benefit as of December 31, 2020 for the named executives under each plan, as calculated based upon the assumptions described below. Although SEC rules require us to show this present value, the named executives are not entitled to receive these amounts in a lump sum. None of the named executives received a payment under these plans in 2020.

NAME	NUMBER OF YEARS CREDITED SERVICE	PENSION PLAN	SUPPLEMENTARY PENSION	EXCESS BENEFITS PLAN	EXECUTIVE RETIREMENT BENEFIT	UK PENSION PLAN	PAYMENT DURING LAST FISCAL YEAR
		PRESENT VALUE OF ACCUMULATED BENEFIT					
Culp	2	N/A	N/A	N/A	$1,519,649	N/A	$0
Dybeck Happe	<1	N/A	N/A	N/A	$ 246,010	N/A	$0
Miller*	15	$1,200,903	$ 0	$ 0	N/A	N/A	$0
Murphy	12	N/A	N/A	N/A	N/A	$1,702,923	$0
Slattery	<1	N/A	N/A	N/A	$ 87,815	N/A	$0
Strazik	20	$ 992,176	$5,207,392	$ 0	N/A	N/A	$0

* On February 17, 2020, Ms. Miller and the company entered into a separation agreement and release in connection with her departure from the company. Upon her departure, Ms. Miller did not vest in or receive any benefits under the GE Supplementary Pension Plan, but she remains vested in her accrued benefit under the GE Pension Plan, with payments to begin in accordance with the terms of the plan.

PRESENT VALUE OF ACCUMULATED BENEFIT. The accumulated benefit is based on years of service and earnings (base salary and bonus) considered by the plans for the period through December 31, 2020. It also includes the value of contributions made by the named executives throughout their careers. For purposes of calculating the present value, we assume that the named executives will remain in service until the age at which they may retire without any reduction in benefits. For Messrs. Culp, Murphy and Slattery and Ms. Dybeck Happe this is age 65, and for Ms. Miller and Mr. Strazik this is age 60 (notwithstanding that Ms. Miller separated from the company in 2020, prior to reaching age 60). We also assume that benefits are payable under the available forms of annuity

consistent with the assumptions described in the Postretirement Benefit Plans notes in GE's financial statements in our 2020 annual report on Form 10-K, including the statutory discount rate assumption of 2.61% in the United States and the statutory discount rate of 2.41% in the U.K. The postretirement mortality assumption used for present value calculations for U.S. beneficiaries is the Pri-2012 Healthy Retiree mortality table projected to 2016, adjusted for GE's experience and factoring in projected generational improvements and for U.K. beneficiaries is based upon the SAPS S2 Normal tables with future generational improvements in line with the CMI 2017 projection model (with a 1.5% improvement trend) as at December 31, 2020.

Potential Termination Payments

In this section, we describe and quantify certain compensation that would have been payable under existing compensation plans and arrangements had a named executive's employment terminated on December 31, 2020. For this hypothetical calculation, we have used each executive's compensation and service levels as of this date (and, where applicable, GE's closing stock price on December 31, 2020). Since many factors (e.g., the time of year when the event occurs, GE's stock price and the executive's age) could affect the nature and amount of benefits a named executive could potentially receive, any amounts paid or distributed upon a future termination may be different from those shown in the tables below. The amounts shown are in addition to benefits generally available to salaried employees, such as distributions under the Retirement Savings Plan, and for salaried employees who joined the company before 2005, subsidized retiree medical benefits and disability benefits.

EMPLOYMENT AGREEMENTS FOR EMPLOYEES.
Historically we have not entered into employment agreements with our U.S.-based executives, and they served at the will of the Board. This practice preserved the committee's flexibility to set the terms of any employment termination based on the particular facts and circumstances. Ms. Miller and Mr. Strazik are not parties to employment agreements. However, Ms. Miller entered into a separation agreement and release with the company, dated February 17, 2020, in connection with her departure and transition. Mr. Murphy is party to an employment agreement, which is more typical of our practice for executives at his seniority in the U.K., but it does not entitle him to any particular benefits upon termination or a change of control.

As we have hired new executive talent from outside the company, we have entered into employment agreements with those individuals, generally at their request. Mr. Culp and Ms. Dybeck Happe each entered into employment agreements and Mr. Slattery entered into an offer letter agreement upon joining GE. The agreements for Messrs. Culp and Slattery and Ms. Dybeck Happe entitle them to certain post-termination benefits, in each case as further described below. Following the say-on-pay vote at the 2019 annual meeting, and based upon discussions with shareholders, the committee determined that it will no longer provide single-trigger change of control provisions for any new executives entering into employment agreements with the company.

EMPLOYMENT AGREEMENT WITH MR. CULP. We entered into an employment agreement with Mr. Culp upon his employment with GE, which was amended in August 2020 to extend the term to August 17, 2024, or such later date as mutually agreed by the parties up to and through August 17, 2025 (such date is referred to as the Expiration Date). His agreement provides for an annual base salary of $2.5 million, a bonus target at 150% of his salary, and annual PSU awards with a grant date fair value of $15 million beginning in 2019. His original employment agreement provided for a PSU inducement award with a target award of 5 million shares, which he voluntarily relinquished in August 2020. In connection with the amendment in August 2020, he received a one-time Leadership Performance Share Award, with a target of 9,295,352 shares. Under the employment agreement, Mr. Culp receives other benefits given to senior executives of the company. Mr. Culp is also subject to a non-compete agreement, which terminates 24 months after his termination if his employment is terminated on or before the Expiration Date, and which terminates 12 months after termination of his employment if his employment

terminates between the Expiration Date and 12 months thereafter. Mr. Culp is not subject to a non-compete agreement if his employment terminates after the date that is 12 months following the Expiration Date. He is also subject to a non-solicitation clause covering the same periods as his non-compete agreement.

Under the terms of this agreement, if Mr. Culp is terminated for any reason other than "cause" or due to a resignation without "good reason," he would be entitled to the balance of his prior year's annual bonus (to the extent earned, but not paid). Assuming a termination date of December 31, 2020, Mr. Culp would not have been entitled to any amount with respect to these benefits. Additionally, if Mr. Culp is terminated without "cause" or voluntarily leaves for "good reason," he would be entitled to cash severance equal to two times his annual salary plus target bonus, payable in bi-weekly installments over a two-year period, subject to any delay required by tax regulations. Assuming a termination date of December 31, 2020, Mr. Culp would have been entitled to a severance payment in the amount of $12,500,000. This severance would be subject to his providing a release to the company and his ongoing compliance with perpetual confidentiality and non-disparagement provisions and 24-month non-compete and non-solicitation provisions under his employment agreement.

Under the award agreement for Mr. Culp's one-time Leadership Performance Share Award, Mr. Culp is entitled to accelerated vesting of the performance shares as described below for such events that occur prior to the end of the performance period:

- Retirement on August 17, 2024 (coinciding with the end of his employment agreement): the performance shares for which performance was actually achieved during the portion of the performance period that has already elapsed as of August 17, 2024.

- Death or "Disability": following the end of the performance period, the greater of (i) the performance shares for which performance was actually achieved during the portion of the performance period that has already elapsed as of the date of such termination or (ii) the performance shares for which performance was actually achieved during the entire performance period, prorated based on length of service during the performance period.

- Termination without "Cause" or Resignation for "Good Reason": the greater of (i) the performance shares for which performance was actually achieved during the portion of the performance period that has already elapsed as of the date of such termination or (ii) the threshold number of performance shares, prorated based on length of service during the performance period.

- "Change in Control": the greatest of (i) the performance shares for which performance was actually achieved during the portion of the performance period that has elapsed prior to the date of such change in control; (ii) the performance shares for which performance was actually achieved during the portion of the performance period that has elapsed prior to the date of such change in control, with the relevant stock price based on the per-share consideration received by shareholders in connection with the change in control; or (iii) for a change in control prior to August 18, 2022, the target number of performance shares and for a change of control on or after August 18, 2022, the threshold number of performance shares.

See "Equity Awards" on page 50 regarding the value of the equity treatment.

Under Mr. Culp's employment agreement and Leadership Performance Share Award agreement, the following terms have the meanings set forth below:

- "Cause" generally means (i) the willful and continued failure of Mr. Culp to substantially perform his assigned duties for more than 30 days after the company notifies Mr. Culp of such failure, (ii) willfully engaging in conduct that is materially injurious to the company, including violating company policies, or (iii) the commission of a felony or crime involving dishonesty related to the company.

- "Change in control" generally means (i) the acquisition of more than 30% of the company's stock or voting power by any person, or (ii) the reorganization, merger, consolidation, sale or disposition of all or substantially all of the assets of the company, unless more than 50% of the surviving entity is controlled by the shareholders immediately prior to such event, in substantially the same proportions as their ownership immediately prior to the event.

- "Disability" generally means that, as a result of Mr. Culp's incapacity due to physical or mental illness, he is absent from his duties on a full-time basis for six consecutive months and does not return to the performance of his duties within 30 days after written notice is provided.

- "Good reason" generally means (i) a reduction in Mr. Culp's compensation rights, other than the agreed reduction in base salary, commencing April 2020, (ii) failure to renominate Mr. Culp to the board or removing him from the position of CEO, (iii) materially reducing Mr. Culp's duties and responsibilities, (iv) assigning Mr. Culp duties that are materially inconsistent with his position or duties that materially impair his ability to function as CEO, (v) relocation of the company's headquarters by more than 50 miles, or (vi) a material breach of Mr. Culp's employment agreement by the company.

EMPLOYMENT AGREEMENT WITH MS. DYBECK HAPPE. We entered into an employment agreement with Ms. Dybeck Happe upon her employment with GE. The agreement provides for an annual salary of $1.5 million, a bonus target at 125% of her salary, long-term equity incentive awards with a grant date fair value of $4.9 million for 2020 and with a target grant date fair value of not less than $5.0 million for subsequent years. Upon commencement of her employment, she also received an award of stock options with a grant date fair value of $8.0 million (2,061,856 options) to compensate Ms. Dybeck Happe for value forfeited by her for leaving her prior employer. Ms. Dybeck Happe is subject to a non-compete and non-solicitation agreement, which terminates 12 months after her termination (for whatever reason).

Under the terms of her employment agreement, if Ms. Dybeck Happe is terminated without "cause" or voluntarily leaves for "good reason" at any time, subject to her providing a release to the company, she would be entitled to accelerated vesting of her new hire stock options which would remain exercisable through the end of the second calendar year following the year in which termination occurs. In addition, if such termination or departure occurs on or before December 31, 2023, she would be entitled to: (i) accelerated vesting of all then-outstanding long-term incentive awards, with the options remaining exercisable through the end of the second calendar year following the year in which termination or departure occurs, (ii) a lump sum cash payment equal to 12 months of base salary and target bonus and (iii) if she relocates back to Sweden within six months, reimbursement for certain relocation expenses. If such termination or departure occurs after December 31, 2023, Ms. Dybeck Happe will be eligible to receive the standard severance package provided

to similarly situated officers of the company (which as of the signing date consisted of 12 months of base salary). Assuming a termination of employment as of December 31, 2020, the cash portion of this severance amount, excluding any relocation reimbursements, would be $3,375,000. See "Equity Awards" on page 50 regarding the value of the equity treatment.

Under the award agreement for Ms. Dybeck Happe's one-time award of Leadership PSUs, Ms. Dybeck Happe is entitled to accelerated vesting of the PSUs on the same terms as described above with respect to Mr. Culp's Leadership performance shares; provided, that for purposes of a change in control, the final prong is instead conditioned on a change in control occurring relative to September 3, 2022 (rather than August 18, 2022).

Under Ms. Dybeck Happe's employment agreement and Leadership PSU award agreement, the following terms have the meanings set forth below:

- "Cause" generally means (i) the willful failure of Ms. Dybeck Happe to perform her duties or to comply with a valid and legal directive of the company or the Board, (ii) engaging in dishonesty, illegal conduct or misconduct that materially harms or is reasonably likely to materially harm the company, (iii) conviction of, or nolo contendere plea to, a felony or of a misdemeanor involving moral turpitude, (iv) willful or grossly negligent unauthorized disclosure of confidential information, (v) material breach of any material obligation under the employment agreement or other agreement with the company, which harms or is reasonably likely to materially harm the company, or (vi) willful material failure to comply with company policies (and in the case of (i), (iv), (v) and (vi), the failure to cure such circumstances within 30 days of receiving notice).

- "Change in control" generally has the same meaning described above with respect to Mr. Culp's employment agreement and Leadership Performance Share Award agreement.

- "Good reason" generally means (i) a material reduction in Ms. Dybeck Happe's compensation, (ii) a material breach by the company of any material provision of the employment agreement or other agreement with the company, or (iii) a material, adverse change in Ms. Dybeck Happe's title, authority, duties, responsibilities or reporting relationship, provided Ms. Dybeck Happe provides notice to the company and Board of the circumstances giving rise to the "good reason" and the circumstances are not cured within 30 days.

OFFER LETTER AGREEMENT WITH MR. SLATTERY. We entered into an offer letter agreement with Mr. Slattery upon his employment with GE. The agreement provides for an annual salary of $1.25 million, a bonus target at 100% of his salary, long-term equity incentive awards with a grant date fair value of $3.0 million for 2020 and with a target grant date fair value of not less than $6.0 million for subsequent years. Upon commencement of his employment, he also received a new hire cash bonus of $1.0 million, and an award of stock options with a grant date fair value of $1.5 million (539,568 options) to compensate Mr. Slattery for value forfeited by him for leaving his prior employer. He is subject to a non-compete and non-solicitation agreement, which terminates 12 months after his termination (for whatever reason). Upon Mr. Slattery's termination of employment, he will be eligible to receive the standard severance package provided to similarly situated officers of the company (which as of the signing date consisted of 12 months of base salary).

SEPARATION AGREEMENT WITH MS. MILLER. Ms. Miller left the company on September 30, 2020, as part of a leadership transition to a new CFO. In connection with this, on February 17, 2020, Ms. Miller and the company entered into a Separation Agreement & Release. Pursuant to the terms of the agreement, upon the appointment of her successor on March 1, 2020, she remained employed in a special projects role to assist with the CFO transition and to work on such other matters and projects as directed by the CEO. Ms. Miller remained employed with the company until September 30, 2020 (the Separation Date), during which period she remained eligible to receive her regular salary and benefits.

Under the terms of the agreement, GE will provide certain compensation arrangements, including: (i) Ms. Miller is receiving severance pay in the amount of $2,900,000 (equal to one times her annual salary and target bonus), paid in equal bi-weekly installments for the twelve-month period following the Separation Date, during which time Ms. Miller must be available to provide reasonable transition assistance and answer questions related to her employment; (ii) Ms. Miller received a bonus for the 2020 plan year at no less than the Corporate pool funding level, which was pro-rated based on time employed with the company during the year, for a payment of $875,000; (iii) Ms. Miller's outstanding stock options and RSUs granted at least one year prior to the Separation Date and that would otherwise vest through December 31, 2022 vested as soon as practicable after the Separation Date, and such stock options have an exercise period up to the earlier of their existing expiration date and December 31, 2022; and (iv) Ms. Miller's outstanding PSUs that were granted at least one year prior to the Separation Date remain eligible to vest based upon the company's actual performance in accordance with GE's normal processes. Ms. Miller did not receive an annual equity award in 2020. Upon her departure, Ms. Miller did not vest in or receive any benefits under the GE Supplementary Pension Plan, but she remains vested in her accrued benefit under the GE Pension Plan, with payments to begin in accordance with the terms of the plan. Under the separation agreement, Ms. Miller granted a release to the company and agreed to certain cooperation, confidential information, non-competition, and non-solicitation covenants. See "Equity Awards" below for more information regarding the value of the equity treatment under Ms. Miller's separation agreement.

US EXECUTIVE SEVERANCE PLAN. In order to standardize the severance payments available to U.S. executives who are not otherwise subject to an employment agreement providing a different amount, we adopted the GE US Executive Severance Plan effective January 1, 2021. Eligible executives who experience an employer-initiated termination of employment that is not for "cause," and who are not offered a "suitable position," receive between 6 to 18 months of base salary (based on their career band), which is paid in a lump sum. Outplacement services are also provided for the same period. To receive a benefit under the plan, the executive must enter into a separation agreement and release in a form acceptable to GE, which may also include cooperation, confidential information, non-disparagement, non-competition,

non-solicitation and other covenants. With respect to our named executives, Messrs. Slattery and Strazik are eligible to participate under the plan at the 18-month level.

Under the Plan, the following terms have the meanings set forth below:

- "Cause" generally means: (i) breach of any confidentiality, non-solicitation, non-competition or other material provision of an agreement with the company, (ii) conduct that has the potential to cause material harm to the company, (iii) an act of dishonesty, fraud, embezzlement or theft, (iv) conviction of, or plea of guilty or no contest to, a felony or crime involving moral turpitude, or (v) failure to comply with the company's policies and procedures.
- "Suitable position" generally means a position providing at least 80% of the executive's base salary and annual incentive award opportunity. If the position is with the company, rather than a successor employer in a business disposition or other third-party in an outsourcing arrangement, the position must also be within 50 miles of the executive's job location and in the same career band.

SHAREHOLDER APPROVAL OF SEVERANCE AND DEATH BENEFITS.
If the Board were to agree to pay certain severance benefits or unearned death benefits to a named executive, we would seek shareholder approval. For severance benefits, this policy applies only when the executive's employment had been terminated before retirement for performance reasons and the value of the proposed severance benefits exceeded 2.99 times the sum of his or her base salary and bonus. For this purpose, severance benefits would not include: (1) any payments based on accrued pension benefits; (2) any payments of salary or bonus amounts that had accrued at the time of termination; (3) any RSUs paid to a named executive who was terminated within two years prior to age 60; (4) any stock-based incentive awards that had vested or would otherwise have vested within two years following the named executive's termination; and (5) any retiree health, life or other welfare benefits. See the Board's Governance Principles (see "Helpful Resources" on page 73) for the full policies.

Equity Awards

The following table shows the intrinsic value of equity awards that would have vested or become exercisable if the named executive had died, become disabled, retired or separated from the company as of December 31, 2020. Intrinsic value is based upon the company's stock price (minus the exercise price in the case of stock options). Amounts shown assume the achievement of all applicable performance objectives at the target level. Our named executives generally are not entitled to benefits if they leave voluntarily or are terminated for cause (other than benefits already accrued), unless they satisfy the conditions for retirement eligibility.

POTENTIAL TERMINATION PAYMENTS TABLE (EQUITY BENEFITS)

NAME	UPON DEATH STOCK OPTIONS	UPON DEATH RSUs/PSUs/ PERFORMANCE AWARDS	UPON DISABILITY STOCK OPTIONS	UPON DISABILITY RSUs/PSUs/ PERFORMANCE AWARDS	UPON RETIREMENT STOCK OPTIONS	UPON RETIREMENT RSUs/PSUs/ PERFORMANCE AWARDS	UPON INVOLUNTARY TERMINATION* STOCK OPTIONS	UPON INVOLUNTARY TERMINATION* RSUs/PSUs/ PERFORMANCE AWARDS	UPON CHANGE OF CONTROL** STOCK OPTIONS	UPON CHANGE OF CONTROL** RSUs/PSUs/ PERFORMANCE AWARDS
Culp	$ 0	$39,787,514	$ 0	$39,787,514	N/A	N/A	$0	$4,641,311	$0	$100,389,802
Dybeck Happe	$ 0	$ 4,036,154	$ 0	$ 4,036,154	N/A	N/A	$0	$ 385,182	$0	$ 11,814,336
Miller	N/A	N/A	N/A	N/A	N/A	N/A	$0	$3,718,310	N/A	N/A
Murphy	$ 180,426	$16,474,374	$ 180,426	$15,687,842	N/A	N/A	N/A	N/A	N/A	N/A
Slattery	$3,709,937	$ 8,028,839	$3,709,937	$ 8,028,839	N/A	N/A	N/A	N/A	N/A	N/A
Strazik	$ 118,566	$12,484,940	$ 118,566	$12,260,214	N/A	N/A	N/A	N/A	N/A	N/A

* Addresses separation "without cause" or where the executive leaves for "good reason," as defined under the applicable employment agreement. Benefits are not otherwise payable in the event of voluntary separation. Amounts disclosed reflect the terms of the separation agreement entered into between the company and Ms. Miller on February 17, 2020, in connection with her departure from the company. See "Separation Agreement with Ms. Miller" on page 49.

** In each case as defined under Mr. Culp's employment agreement and Ms. Dybeck Happe's Leadership PSU award agreement, as detailed above.

DEATH/DISABILITY. Unvested options, RSUs and PSUs/performance shares would generally vest, depending on the award terms. Vested options would generally remain exercisable until their expiration date, and PSUs and performance shares would remain subject to the achievement of the performance objectives. In the case of disability, the award must generally have been held for at least one year in order to be vested. For these purposes, "disability" generally means the executive being unable to perform his or her job.

RETIREMENT. Unvested options, RSUs and PSUs/performance shares held for at least one year would generally vest, depending on the award terms. Vested options would generally remain exercisable until their expiration date, and PSUs and performance shares would remain subject to the achievement of the performance objectives. For these purposes, "retirement" generally means reaching the applicable retirement age, typically age 60.

INVOLUNTARY TERMINATION. Under the terms of the Leadership Award Agreements with Mr. Culp and Ms. Dybeck Happe and Ms. Dybeck Happe's employment agreement, amounts shown reflect the value of their Leadership Awards if they had been terminated without cause or left for good reason. None of the other named executives were entitled to any potential payments upon separation from the company, except for vesting of certain equity awards in the event that the executive is laid off (and his or her position is not replaced) or the executive transfers to a successor employer in a business disposition.

CHANGE OF CONTROL. Under the terms of the Leadership Award Agreements with Mr. Culp and Ms. Dybeck Happe, they would have been eligible for the accelerated vesting of their Leadership Awards in the event of a change of control. For additional detail, see "Employment Agreement with Mr. Culp" on page 48 and "Employment Agreement with Ms. Dybeck Happe" on page 49. None of our other named executives are entitled to the acceleration or payment of benefits in the event of a change of control.

Pension Benefits

"Pension Benefits" on page 46 describes the general terms of each pension plan in which the named executives participate, the years of credited service and the present value of their accumulated pension benefit (assuming payment begins at age 60 or 65, as noted above). The table below shows the pension benefits that would have become payable if the named executives had died, become disabled, voluntarily terminated or retired as of December 31, 2020.

In the event of death before retirement, the named executive's surviving spouse (or beneficiary for the executive retirement benefit) may receive the following pension benefits:

- **GE Pension Plan and GE Excess Benefits Plan**. Either an annuity, as if the named executive had retired and elected the spousal 50% joint and survivor annuity option prior to death, or an immediate lump-sum payment based on five years of pension distributions, in each case based upon the accrued benefits under these plans.
- **Supplementary Pension Benefit**. For executives who have 15 years of service, a lump-sum payment based on whichever of the following has a higher value: (1) the 50% survivor annuity that the spouse would have received under this plan if the named executive had retired and elected the spousal 50% joint and survivor annuity option prior to death, or (2) five years of pension distributions under this plan.

The amounts payable depend on several factors, including employee contributions and the ages of the named executive and surviving spouse.

- **Executive Retirement Benefit**. For Messrs. Culp and Slattery and Ms. Dybeck Happe, 10 equal annual installments of his or her accrued benefit, reduced by 25% for commencement before attaining age 65.

In the event a disability occurs before retirement, executives with 15 years of service eligible for the Supplementary Pension Benefit may receive an annuity payment of accrued pension benefits, payable immediately. Executives with 15 years of service eligible for the executive retirement benefit may receive 10 equal annual installments of the executive's accrued benefit, reduced by up to 25% for commencement before attaining age 65.

POTENTIAL TERMINATION PAYMENTS TABLE (PENSION BENEFITS)

NAME	LUMP SUM UPON DEATH	ANNUAL BENEFIT* UPON DEATH	ANNUAL BENEFIT* UPON DISABILITY	ANNUAL BENEFIT* UPON VOLUNTARY TERMINATION	ANNUAL BENEFIT* UPON RETIREMENT
Culp	N/A	$154,839	N/A	$ 0	N/A
Dybeck Happe	N/A	$ 31,883	N/A	$ 0	N/A
Miller**	N/A	N/A	N/A	N/A	N/A
Murphy	$ 29,410	$ 45,119	$ 87,908	N/A	$38,114
Slattery	N/A	$ 10,311	N/A	$ 0	N/A
Strazik	$2,093,056	$ 38,808	$501,930	$73,744	N/A

* Annual amounts shown for Mr. Strazik are annuity payments applicable to GE Pension and Supplementary Pension participants. Annual amounts shown for Messrs. Culp and Slattery and Ms. Dybeck Happe are for 10 installments as applicable to Executive Retirement Benefit participants.

** Ms. Miller left the company on September 30, 2020. Under the GE Pension Plan, the annual annuity payable as a 50% joint and survivor annuity following her 60th birthday would be $72,453.

LUMP SUM UPON DEATH. Lump sum payable to the surviving spouse. A lump sum is not available to the surviving spouse of Ms. Miller because she did not qualify for a Supplementary Pension. A lump sum is not available to the surviving spouse of Messrs. Culp and Slattery and Ms. Dybeck Happe under the terms of the executive retirement benefit.

ANNUAL BENEFITS UPON DEATH. 50% joint and survivor annuity payable for the life of the surviving spouse, commencing after his 60th birthday in the case of Mr. Strazik. For Messrs. Culp and Slattery and Ms. Dybeck Happe, 10 annual installment payments commencing after death.

ANNUAL BENEFITS UPON DISABILITY. 50% joint and survivor annuity payable to Mr. Strazik, or 10 annual installment payments commencing after disability under the executive retirement benefit. Messrs. Culp and Slattery and Ms. Dybeck Happe would not be eligible for disability benefits because they do not yet have 15 years of service.

ANNUAL BENEFITS UPON VOLUNTARY TERMINATION. 50% joint and survivor annuity payable to the executive at age 60; this does not include any payments under the GE Supplementary Pension Plan (either the supplementary pension benefit or the executive retirement benefit) because they are forfeited upon voluntary termination before age 60. Because he is retirement-eligible, the benefits for Mr. Murphy are shown under Annual Benefit Upon Retirement.

ANNUAL BENEFITS UPON RETIREMENT. Represents partial pension eligibility for Mr. Murphy. The other named executives are not eligible to retire.

Deferred Compensation

The named executives are entitled to receive the amount in their deferred compensation accounts if their employment terminates. Between the termination event and the date that distributions are made, these accounts would continue to increase or decrease in value based on changes in the value of GE Stock Units or S&P 500 Index Units, and to accrue interest income or dividend payments, as applicable. Therefore, amounts received by the named executives would differ from those shown in the Deferred Compensation Table on page 45. See "Deferred Compensation" on page 44 for information on the available distribution types under each deferral plan.

Life Insurance Benefits

For a description of the supplemental life insurance plans that provide coverage to the named executives, see "Life Insurance Premiums" on page 40. Messrs. Culp and Slattery and Ms. Dybeck Happe do not qualify for these supplemental life insurance plans, as they were discontinued for executives joining the company (or being promoted to the relevant band of seniority) on or after January 1, 2018. Ms. Miller surrendered her policies in November 2020. If the named executives had died on December 31, 2020, the survivors of the named executives would have received the following under these arrangements.

NAME	DEATH BENEFIT
Culp	$ 0
Dybeck Happe	$ 0
Miller	$ 0
Murphy	$ 3,618,346
Slattery	$ 0
Strazik	$ 5,069,859

The company would continue to pay the premiums in the event of a disability for Executive Life, until the later of age 60 or 15 years in the plan, and under Leadership Life, until the later of age 65 or 10 years in the plan.

Other Executive Compensation Practices & Policies

Roles and Responsibilities in Succession Planning and Compensation

MANAGEMENT DEVELOPMENT & COMPENSATION COMMITTEE. The committee has primary responsibility for helping the Board develop and evaluate potential candidates for executive positions and for overseeing the development of executive succession plans. As part of this responsibility, the committee oversees the compensation program for the CEO and the other named executives.

MANAGEMENT. Our CEO and our chief human resources officer help the committee administer our executive compensation program. The chief human resources officer also advises the committee on matters such as past compensation, total annual compensation, potential accrued benefits, GE compensation practices and guidelines, company performance, industry compensation practices and competitive market information.

Our Policies on Compensation Consultants

STRATEGIC USE OF COMPENSATION CONSULTANTS. From time to time, the committee and the company's human resources function have sought the views of Semler Brossy Consulting Group LLC (Semler Brossy) about market intelligence on compensation trends and on particular compensation programs designed by our human resources function. For 2020, the Management Development & Compensation Committee and the company's human resources function consulted with Semler Brossy on market practices relating

to senior executive compensation. In addition, the Governance Committee and the company's legal function consulted with Semler Brossy on market practices relating to compensation and benefits for non-employee directors. All of these services were obtained under hourly fee arrangements with Semler Brossy rather than through a standing engagement.

COMPENSATION CONSULTANT INDEPENDENCE POLICY. Any compensation consultant that advises the Board on executive or director compensation will not at the same time advise the company on any other human resources matter, and the committee has determined that Semler Brossy's work with the committee, the Governance Committee and the company's human resources and legal functions does not raise any conflict of interest.

Clawbacks and Other Remedies for Potential Misconduct

CLAWBACKS. The Board may seek reimbursement from an executive officer if it determines that the officer engaged in conduct that was detrimental to the company and resulted in a material inaccuracy in either our financial statements or in performance metrics that affected the officer's compensation. If the Board determines that the officer engaged in fraudulent misconduct, it must seek such reimbursement. For more information, see our Governance Principles (see "Helpful Resources" on page 73).

OTHER REMEDIES. In cases of detrimental misconduct by an executive officer, the Board may also take a range of other actions to remedy the misconduct, prevent its recurrence, and discipline the individual as appropriate, including terminating the individual's employment. These remedies would be in addition to, and not in lieu of, any actions imposed by law enforcement agencies, regulators or other authorities.

Peer Group and Benchmarking

DETERMINING OUR PEER GROUP. In 2019, the committee adopted a peer group for compensation benchmarking purposes. Based on the criteria set forth below, the committee reviewed the peer group and retained the 2019 peer group for 2020.

In determining the peer group, the committee considered the following factors:

- Industry – companies operating in similar or comparable industry spaces and with comparable operational scope
- Size – companies that are comparable to GE in terms of revenues, market capitalization and number of employees (GE was in the top quartile in terms of revenues and third quartile in terms of market capitalization as of the reference date when the peer group was determined)
- Investment Peers – U.S. public companies whose performance is monitored regularly by the same market analysts who monitor GE

HOW WE USE THE PEER GROUP. The committee uses the peer group to assess the pay level of our executives, pay mix, compensation program design and pay practices. The peer group is also used as a reference point when assessing individual pay, though pay decisions are also impacted by internal equity, retention considerations, succession planning and internal GE dynamics.

PEER COMPANIES

3M	Honeywell
Abbott Laboratories	HP
Boeing	IBM
Caterpillar	Intel
Chevron	Johnson Controls
Cisco	Johnson & Johnson
Deere	Lockheed Martin
DuPont	Medtronic
Exxon Mobil	Northrup Grumman
Ford	Raytheon Technologies
General Dynamics	United Parcel Service
General Motors	

Stock Ownership and Equity Grant Policies

STOCK OWNERSHIP REQUIREMENTS. We require our named executives to own significant amounts of GE stock as shown below. The required amounts are set at multiples of base salary. Executives have five years from the time they are first hired or promoted into a position at the senior vice president level or above to meet the requirement. All named executives are in compliance with our stock ownership requirements. For details on these requirements, see our Governance Principles (see "Helpful Resources" on page 73). The named executives' ownership is shown in the Common Stock & Total Stock-Based Holdings Table on page 25.

STOCK OWNERSHIP REQUIREMENTS (MULTIPLES OF BASE SALARY)

10X
for CEO

5X
for vice chairs

4X
for senior
vice presidents

HOLDING PERIOD REQUIREMENTS. Our executive officers must also hold for at least one year any net shares of GE stock they receive through stock option exercises, in addition to any holding periods that may be assigned to PSUs, such as the annual grant of PSUs in 2019 and 2020. In addition, net shares received from the vesting of PSUs or RSUs must be held until the stock ownership requirement is met.

NO HEDGING. We believe our executive officers and directors should not speculate or hedge their interests in our stock. We therefore prohibit them from entering into any derivative transactions in GE stock, including any short sale, forward, equity swap, option or collar that is based on GE's stock price. These restrictions are contained in our Governance Principles (see "Helpful Resources" on page 73). This rule is not applicable to other GE employees.

NO PLEDGING. We prohibit executive officers and directors from pledging GE stock. These restrictions are contained in our Governance Principles (see "Helpful Resources" on page 73).

NO OPTION BACKDATING OR SPRING-LOADING. The exercise price of each stock option is based on the closing price of GE stock on the grant date.

NO OPTION REPRICING. We prohibit the repricing of stock options. This includes amending outstanding options to lower their exercise price, substituting new awards with a lower exercise price or executing a cash buyout.

NO UNEARNED DIVIDEND EQUIVALENTS. Performance Shares, PSUs and RSUs granted to our named executives do not pay dividends or dividend equivalents on shares that are not yet owned. Instead, dividends and dividend equivalents are accrued during the vesting or performance period and paid out only on shares actually received. For more information, see our Governance Principles (see "Helpful Resources" on page 73).

Tax Deductibility of Compensation

The Internal Revenue Code generally imposes a $1 million limit on the amount that a public company may deduct for compensation paid to the company's applicable named executives. Prior to the Tax Cuts and Jobs Act of 2017 this limitation generally did not apply to compensation that met the tax code requirements for "qualifying performance-based" compensation. Following enactment of the Tax Act, we generally expect that compensation paid to our applicable named executives in excess of $1 million will not be deductible, subject to an exception for compensation provided pursuant to a binding written contract in effect as of November 2, 2017.

Explanation of Non-GAAP Financial Measures and Performance Metrics

Information on how GE calculates the following metrics (presented on pages 31-32) is presented either in the Management's Discussion and Analysis within our Form 10-K for 2020 on the pages of the 10-K indicated after each metric (see "Helpful Resources" on page 73), or below in the case of free cash flow for Healthcare excluding BioPharma:

- Free cash flow (for GE Industrial and Aviation) (page 28)
- Free cash flow for Healthcare excluding BioPharma
- Adjusted GE Industrial organic profit margin (page 41)
- Organic profit margin (for Aviation and Healthcare excluding BioPharma) (page 40)
- Organic revenues (for GE Industrial, Aviation and Healthcare excluding BioPharma) (page 40)

The organic profit margin expansion amounts for 2020 presented on pages 31-32 reflect the change in presentation of GE Industrial restructuring program costs described in our Form 10-K for 2020, and that change had no impact on the AEIP determinations described on pages 31-32.

We use the non-GAAP financial measure free cash flow for Healthcare excluding BioPharma, so that investors can evaluate cash flow performance that includes investments in property, plant and equipment and additions to internal-use software, without the effects of the BioPharma business that we sold in 2020. A reconciliation to the most directly comparable GAAP measure is set forth below.

HEALTHCARE FREE CASH FLOW (FCF) (NON-GAAP)

(DOLLARS IN MILLIONS)	2020
Healthcare CFOA (GAAP)	$ 3,143
Add: gross additions to property, plant and equipment	(256)
Add: gross additions to internal-use software	(24)
Healthcare free cash flow (Non-GAAP)	**$2,863**
Less: BioPharma CFOA	315
Less: BioPharma gross additions to property, plant and equipment	(17)
Less: BioPharma gross additions to internal-use software	(2)
Healthcare excluding BioPharma free cash flow (Non-GAAP)	**$2,568**

Caution Concerning Forward-Looking Statements

This document contains "forward-looking statements" — that is, statements related to future events that by their nature address matters that are, to different degrees, uncertain. For details on the uncertainties that may cause our actual future results to be materially different than those expressed in our forward-looking statements, see the Forward-Looking Statements Information page on our Investor Relations website (see "Helpful Resources" on page 73) as well as our annual reports on Form 10-K and quarterly reports on Form 10-Q. We do not undertake to update our forward-looking statements. This document also includes certain forward-looking projected financial information that is based on current estimates and forecasts. Actual results could differ materially.

Management Development & Compensation Committee Report

The Management Development & Compensation Committee has reviewed the compensation discussion and analysis (pages 27 through 55, which, pursuant to SEC rules, does not include the "CEO Pay Ratio" discussion below) and discussed that analysis with management. Based on its review and discussions with management, the committee recommended to the Board that the compensation discussion and analysis be included in the company's annual report on Form 10-K for 2020 and this proxy statement. This report is provided by the following independent directors, who comprise the committee:

Thomas Horton (Chairman)
Sébastien Bazin
Francisco D'Souza
Edward Garden
Paula Rosput Reynolds

CEO Pay Ratio

RATIO OF CEO PAY TO MEDIAN EMPLOYEE PAY. Our median employee earned $53,928 in total compensation for 2020. The total 2020 compensation reported for Mr. Culp as reported under "SEC Total" in the Summary Compensation Table on page 39 was $73,192,032. This includes the full grant date fair value of his Leadership Performance Share Award, which does not vest until performance and service requirements are met. Based upon total compensation for 2020, we calculated that our ratio of CEO to median employee pay was 1,357 to 1. Our median employee is employed in the United States in our Aviation business. Year-over-year changes in our median employee pay are partially attributable to changes in our employee mix, including disposition and restructuring activities.

HOW WE IDENTIFIED THE MEDIAN EMPLOYEE. To identify the median GE employee, we identified our total employee population as of December 31, 2020, and, in accordance with SEC rules, excluded the CEO and employees from certain countries representing in aggregate less than 5% of our employee base,* to arrive at the median employee consideration pool. We then used annualized salary data converted to U.S. dollars to identify a group of 28 employees with similar annualized salary. Once we identified this narrowed pool, we used actual salary and bonus compensation paid for the 2020 year, and re-ranked the middle 28 employees to find the median employee. We then calculated the median employee's total compensation in accordance with SEC rules to use as the basis for the pay ratio. Foreign exchange rates were translated to the U.S. dollar equivalent based on rates as of December 31, 2020.

* These 80 countries and their headcounts as of the calculation date were: Albania (4), Algeria (327), Angola (26), Argentina (322), Austria (412), Azerbaijan (4), Bahrain (45), Bangladesh (52), Belgium (246), Benin (8), Bermuda (2), Bulgaria (15), Cambodia (3), Cameroon (4), Chad (1), Chile (189), Colombia (253), Côte d'Ivoire (51), Croatia (494), Czechia (576), Denmark (447), Dominican Republic (1), Ecuador (3), Egypt (440), Estonia (16), Ethiopia (9), Georgia (2), Ghana (36), Greece (168), Hong Kong (143), Iraq (108), Jordan (27), Kazakhstan (56), Kenya (100), Kosovo (3), Kuwait (87), Kyrgyzstan (5), Laos (1), Latvia (7), Lebanon (37), Libya (14), Lithuania (9), Luxembourg (6), Mali (1), Mauritius (3), Mongolia (2), Montenegro (5), Morocco (86), Mozambique (3), Myanmar (11), Nepal (5), Netherlands (645), New Zealand (53), Nigeria (186), Oman (16), Pakistan (165), Panama (20), Peru (89), Philippines (109), Portugal (107), Qatar (121), Romania (578), Senegal (2), Serbia (34), Slovakia (42), Slovenia (1), South Africa (472), Sri Lanka (9), Sweden (670), Tajikistan (8), Tanzania (1), Thailand (277), Trinidad and Tobago (3), Tunisia (74), Turkmenistan (10), Ukraine (36), Uruguay (1), Uzbekistan (2), Venezuela (3), Zambia (4), for a total of 8,613 employees. As of December 31, 2020, using the methodology required by the rule governing this disclosure, GE had approximately 57,000 U.S. employees and approximately 124,000 employees in other countries, for a total of approximately 181,000 employees globally factored into the sample before the country exclusions listed above.

Compensation

Director Compensation

The compensation program for independent directors is designed to achieve the following goals:

- **Fairly pay directors** for the work required at a company of GE's size and scope, as benchmarked against our peer group;
- **Align directors' interests** with the long-term interests of GE shareholders; and
- **Be simple**, **transparent and easy** for shareholders to understand.

Annual Compensation

OVERVIEW. Our independent directors receive annual compensation as shown in the table below. There are no additional meeting fees. The lead director and members of our Board committees receive additional compensation due to the workload and broad responsibilities of these positions.

All independent directors	$275,000
Lead director	$ 50,000
Audit Committee members	$ 35,000
Management Development & Compensation Committee members	$ 25,000
Governance & Public Affairs Committee members	$ 10,000
Special Litigation Committee members;*	$ 20,000

* This committee was dissolved in December 2020

- **Form of payment.** 40% in cash & 60% in deferred stock units (DSUs); directors can elect to defer some or all of the cash portion in additional DSUs
- **Time of payment.** Quarterly installments
- **Multiple committees.** If a director serves on more than one committee, the additional compensation applies separately for each committee
- **Limit on director compensation.** $1,500,000 annually, including cash & equity, but excluding amounts awarded under the Charitable Award Program (which has been closed to new directors)

HOW DEFERRED STOCK UNITS WORK. Each DSU is equal in value to a share of GE stock and is fully vested upon grant, but does not have voting rights. To calculate the number of DSUs to be granted, we divide the target value of the DSUs by the average closing price of GE stock for the 20 days preceding and including the grant date. DSUs accumulate quarterly dividend-equivalent payments, which are reinvested into additional DSUs. The DSUs are paid out in cash beginning one year after the director leaves the Board. Directors may elect to take their DSU payments as a lump sum or in payments spread out for up to 10 years. In the event of a spin-off transaction, the DSUs are credited with a phantom stock unit in the spun-off entity, similar to the distribution paid to GE shareholders, which would be payable in cash upon retirement on the same terms as the DSUs.

OTHER COMPENSATION. Our independent directors may also receive the following benefits:

- **Matching Gifts Program.** Independent directors may participate in the GE Foundation's Matching Gifts Program on the same terms as GE employees. Under this program, the GE Foundation matches for each participant up to $5,000 for annual contributions to approved charitable organizations.
- **Charitable Award Program.** Each director who joined the Board before 2016 may, upon leaving the Board, designate up to five charitable organizations to share in a $1 million GE contribution. Directors may not choose a private foundation with which they are affiliated. The Board terminated this program for new directors in 2015.
- **Incidental Board Meeting Expenses.** The company occasionally provides travel and sponsors activities for spouses or other guests of the directors in connection with Board meetings. No such expenses were incurred during 2020.

No Additional Director Compensation

Independent directors do not receive any cash incentive compensation, hold deferred compensation balances or receive pension benefits. Since 2003, DSUs have been the only equity incentive compensation awarded to the independent directors;

we ceased granting stock options to directors in 2002, and no independent director had stock options outstanding as of the most recent fiscal year-end. Directors who are company employees do not receive any compensation for their services as directors.

Share Ownership Requirements for Independent Directors

All independent directors are required to hold at least $550,000 (5 times the cash portion of their annual retainer) worth of GE stock and/or DSUs while serving as GE directors. They have five years to meet this ownership threshold. All directors are in compliance with this requirement.

Director and Officer (D&O) Insurance

GE provides liability insurance for its directors and officers. The annual cost of this coverage is approximately $9 million.

Director Compensation Table

This table shows the compensation that each independent director earned for his or her 2020 Board and committee service. Amounts reflect partial-year Board service for Mr. Carter, who joined the Board in May 2020. Mr. Garden has advised us that, pursuant to his arrangement with Trian, he transfers to Trian, or holds for the benefit of Trian and/or Trian Entities, all director compensation paid to him.

NAME OF DIRECTOR	CASH FEES	STOCK AWARDS	TOTAL
Sébastien Bazin	$ 0	$305,487	$305,487
Ashton Carter	$ 75,750	$111,704	$187,454
Francisco D'Souza	$ 0	$330,123	$330,123
Edward Garden	$120,000	$177,380	$297,380
Thomas Horton	$144,000	$212,856	$356,856
Risa Lavizzo-Mourey	$122,000	$180,336	$302,336
Catherine Lesjak	$128,000	$189,205	$317,205
Paula Rosput Reynolds	$142,000	$209,899	$351,899
Leslie Seidman	$ 99,000	$228,624	$327,624
James Tisch	$ 0	$280,851	$280,851

CASH FEES. Amount of cash compensation earned in 2020 for Board and committee service.

STOCK AWARDS. Aggregate grant date fair value of DSUs granted in 2020, as calculated in accordance with SEC rules, including amounts that the directors deferred into DSUs in lieu of all or a part of their cash compensation. Grant date fair value is calculated by multiplying

the number of DSUs granted by the closing price of GE stock on the grant date (or the last trading day prior to the grant date), which was $7.94 for March 31, 2020 grants, $6.83 for June 30, 2020 grants, $6.23 for September 30, 2020 grants, and $10.80 for December 31, 2020 grants. The table below shows the cash amounts that the directors deferred into DSUs in 2020 and the number of DSUs accrued as of 2020 fiscal year-end.

DIRECTOR	CASH DEFERRED INTO DSUs IN 2020	# DSUs OUTSTANDING AT 2020 FISCAL YEAR-END
Sébastien Bazin	$124,000	120,773
Ashton Carter	$ 0	14,521
Francisco D'Souza	$134,000	161,448
Edward Garden	$ 0	63,283
Thomas Horton	$ 0	65,584
Risa Lavizzo-Mourey	$ 0	74,239
Catherine Lesjak	$ 0	41,231
Paula Rosput Reynolds	$ 0	50,750
Leslie Seidman	$ 33,000	89,953
James Tisch	$114,000	190,563

Audit

MANAGEMENT PROPOSAL NO. 2

Ratification of Deloitte as Independent Auditor for 2021

We are asking shareholders to ratify the selection of Deloitte & Touche LLP (Deloitte) as the independent auditor of our consolidated financial statements and our internal control over financial reporting for 2021.

Why are we asking you to vote? Although ratification is not required by our by-laws or otherwise, the Board is submitting this proposal as a matter of good corporate practice. If the selection is not ratified, the committee will consider whether it is appropriate to select another independent auditor.



✔ Your Board Recommends a Vote for Ratification of the Audit Committee's Selection of Deloitte as our Independent Auditor for 2021

Independent Auditor Rotation

Selected New Auditor for 2021

The Audit Committee is directly responsible for the appointment, compensation (including advance approval of the audit fee), retention and oversight of the independent registered public accounting firm that audits our financial statements and our internal control over financial reporting.

Concluded Audit Tender Process. The Audit Committee commenced an audit tender in 2019, with a thorough and competitive process to select GE's independent auditor for the year ending December 31, 2021. The committee invited several audit firms to participate in this process, and the firms that submitted responses to the request for proposal undertook an extensive process of reviewing information about GE and its businesses. The tender process also included a variety of meetings with members of the Audit Committee and GE management as part of the evaluation of each firm's capabilities and global reach, audit quality, industry knowledge and expertise, independence, proposed engagement team, approach to audit innovation and technology and other factors.

Selected Deloitte as New Independent Auditor. Following review of the proposals received in the tender process, the Audit Committee in June 2020 selected Deloitte as GE's independent auditor for the year ending December 31, 2021. Since June 2020, the Audit Committee and Deloitte have confirmed Deloitte's independence and commenced the engagement for 2021. The Audit Committee believes that the engagement of Deloitte as independent auditor for 2021 is in the best interest of GE and its shareholders, and the Board recommends that shareholders ratify the Audit Committee's selection of Deloitte as independent auditor for 2021.

Responds to Shareholder Feedback. The Audit Committee's decisions to launch the audit tender process and, ultimately, to select a new independent auditor were made following significant engagement with GE shareholders since 2018. Shareholders' positive response to the commencement of the audit tender process resulted in a significant increase in our auditor ratification vote to 89% of the votes cast in favor of ratifying the appointment of KPMG LLP (KPMG) as GE's independent auditor for 2019 versus 65% support in 2018. In selecting a new independent auditor at the conclusion of the tender process, the Committee also considered GE's engagement with shareholders over the past several years, including feedback regarding GE's financial performance, accounting and disclosure matters, the SEC's investigation of GE that concluded with a settlement in December 2020, KPMG's tenure since 1909 and performance as independent auditor, personnel changes across the leadership of GE and the costs, complexity and timeline for an audit firm rotation.

Deloitte will have representatives in attendance at the annual meeting. They will have an opportunity to make a statement if they wish and be available to respond to appropriate shareholder questions.

Independent Auditor Information

Additional Information Regarding Change of Independent Auditor

As reported on GE's Current Report on Form 8-K, dated June 22, 2020, and amended on February 12, 2021, the Audit Committee approved the engagement of Deloitte as GE's independent registered public accounting firm for the fiscal year ending December 31, 2021. KPMG continued as GE's independent registered public accounting firm for the year ending December 31, 2020. On February 12, 2021, when GE filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2020, with the SEC, KPMG completed its audit of GE's consolidated financial statements for such fiscal year, and GE's retention of KPMG as our independent registered public accounting firm with respect to the audit of GE's consolidated U.S. GAAP financial statements ended as of that date.

- KPMG's reports on our consolidated financial statements as of and for the fiscal years ended December 31, 2019 and 2020 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.
- During the fiscal years ended December 31, 2019 and 2020, and the subsequent interim period through February 12, 2021, there were: (i) no disagreements within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions between GE and KPMG on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to KPMG's satisfaction, would have caused KPMG to make reference thereto in their reports; and (ii) no "reportable events" within the meaning of Item 304(a)(1)(v) of Regulation S-K.

- During the fiscal years ended December 31, 2019 and 2020 and the subsequent interim period through February 12, 2021, neither GE nor anyone on its behalf has consulted with Deloitte regarding: (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on GE's financial statements, and neither a written report nor oral advice was provided to GE that Deloitte concluded was an important factor considered by GE in reaching a decision as to any accounting, auditing, or financial reporting issue; (ii) any matter that was the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions; or (iii) any reportable event within the meaning of Item 304(a)(1)(v) of Regulation S-K.

Fees for 2020 and 2019

The committee oversees the audit and non-audit services provided by the independent auditor, participates in the pre-approval of fees with the independent auditor, reviews and approves the audit plan and associated fees, and receives periodic reports on the fees paid.

With our audit firm rotation, we will begin reporting fees paid to Deloitte in next year's proxy statement for our 2022 annual meeting. The aggregate fees billed by KPMG, our former independent auditor, in 2020 and 2019 for its services were:

TYPES OF FEES (IN MILLIONS)	AUDIT	AUDIT-RELATED	TAX	ALL OTHER	TOTAL
2020	$61.6	$14.6	$0.4	$0.0	$76.6
2019	$61.1	$13.9	$4.1	$0.0	$79.1

These amounts do not include fees billed by KPMG for services to Baker Hughes Company, which GE consolidated until September 16, 2019. Previously, when Baker Hughes Company was consolidated as part of GE's financial statements and covered by the GE audit, we had reported fees billed by KPMG for services to Baker Hughes Company.

AUDIT. Fees for the audit of GE's annual financial statements included in our annual report on Form 10-K; the review of financial statements included in our quarterly reports on Form 10-Q; the audit of our internal control over financial reporting, with the objective of obtaining reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects; and services routinely provided by the auditor in connection with statutory and regulatory filings or engagements. A majority of these audit fees related to KPMG's conduct of approximately 1,000 statutory audits in more than 100 countries.

AUDIT-RELATED. Fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and internal control over financial reporting. The year-over-year fee increase was primarily attributable to higher costs for carve-out audits in 2020, including the BioPharma business within GE Healthcare.

TAX. Fees related to tax compliance and tax advice/planning, including in 2019 in connection with U.S. tax reform and transactions.

ALL OTHER. GE did not engage KPMG in 2019 or 2020 for any services other than those described above.

TOTAL. Total fees paid to KPMG decreased from 2019 to 2020 primarily due to lower fees related to tax compliance and planning in 2020.

How We Control and Monitor the Non-Audit Services Provided by Deloitte

The Audit Committee in some cases authorizes Deloitte (along with other accounting firms) to provide non-audit services. We understand the need for Deloitte to maintain objectivity and independence as the auditor of our financial statements and our internal control over financial reporting. Accordingly, the committee has established the following policies and processes related to non-audit services.

WE LIMIT THE NON-AUDIT SERVICES THAT DELOITTE CAN PROVIDE.
To minimize relationships that could appear to impair Deloitte's objectivity, the Audit Committee will only pre-approve permissible, selected types of non-audit services that Deloitte may provide to us (and that otherwise would be permissible under SEC rules) and requires that the company engage Deloitte only when it is best suited for the job. For more detail, see the Audit Committee Charter (see "Helpful Resources" on page 73).

WE HAVE A PRE-APPROVAL PROCESS FOR NON-AUDIT SERVICES.
The Audit Committee has adopted policies and procedures for pre- approving all non-audit work that Deloitte performs for us. Specifically, the committee has pre-approved the use of Deloitte for specific types of services related to: tax compliance, planning and consultations; acquisition/disposition services; consultations regarding accounting and reporting matters; and reviews and consultations on internal control and other related services. The committee has set a specific annual limit on the amount of non-audit services (audit-related and tax services) that the company can obtain from Deloitte. It has also required management to obtain specific pre-approval from the committee for any single engagement over $2 million or any types of services that have not been pre-approved. The committee chair is authorized to pre-approve any audit or non-audit service on behalf of the committee, provided these decisions are presented to the full committee at its next regularly scheduled meeting.

We Have Hiring Restrictions for Deloitte Employees

To avoid potential conflicts of interest, the Audit Committee has adopted restrictions on our hiring of any Deloitte partner, director, manager, staff member, advising member of the department of professional practice, reviewing actuary, reviewing tax professional and any other individuals responsible for providing audit assurance on any aspect of Deloitte's audit and review of our financial statements. These restrictions are contained in our Governance Principles (see "Helpful Resources" on page 73).

Audit Committee Report

ROLES AND RESPONSIBILITIES. The Audit Committee reviews GE's financial reporting process on behalf of the Board. Management has the primary responsibility for establishing and maintaining adequate internal financial controls, for preparing the financial statements and for the public reporting process. Our company's independent auditor (KPMG for 2020 and prior years, and Deloitte beginning in 2021) is responsible for expressing opinions on the conformity of the company's audited financial statements, in all material respects, with generally accepted accounting principles and on the company's internal control over financial reporting.

REQUIRED DISCLOSURES AND DISCUSSIONS. The committee has reviewed and discussed with management and KPMG the audited financial statements for the year ended December 31, 2020 and KPMG's evaluation of the company's internal control over financial reporting. The committee has also discussed with KPMG the matters that are required to be discussed under PCAOB standards. KPMG has provided to the committee the written disclosures and the PCAOB- required letter regarding its communications with the Audit Committee concerning independence, and the committee has discussed with KPMG that firm's independence. The committee has concluded that KPMG's provision of audit and non-audit services to GE and its affiliates during 2020 was compatible with KPMG's independence.

COMMITTEE RECOMMENDS INCLUDING THE FINANCIAL STATEMENTS IN THE ANNUAL REPORT. Based on the review and discussions referred to above, the committee recommended to the Board that the audited financial statements for the year ended December 31, 2020 be included in our annual report on Form 10-K for 2020 for filing with the SEC. This report is provided by the following independent directors, who comprise the committee:



LESLIE SEIDMAN
(Chairman)



ASHTON CARTER



FRANCISCO D'SOUZA



CATHERINE LESJAK



PAULA ROSPUT REYNOLDS

Audit

Reverse Stock Split

Approval of a Reverse Stock Split and Reduction in our Authorized Stock and Par Value

—

MANAGEMENT PROPOSAL NO. 3

Why the Board recommends a vote FOR the Reverse Stock Split. The purposes of the reverse stock split are to:

- **Decrease** the number of shares outstanding to a number more typical of companies with comparable market capitalization;

- **Increase** the per share trading price of our Common Stock to a price range more typical of companies with comparable market capitalization;

Failure to obtain shareholder approval of the reverse stock split and corresponding reduction in our authorized stock may limit our ability to achieve these objectives.



Your Board recommends a vote **FOR** approval of a reverse stock split, a corresponding reduction in our authorized stock and a reduction in par value

Reverse Stock Split and Reduction in Authorized Stock and Par Value

The Board of Directors has approved, subject to approval by GE shareholders, an amendment of our certificate of incorporation to effect, at the discretion of the Board, at any time prior to the one-year anniversary of the 2021 Annual Meeting, a reverse stock split at a ratio of 1-for-8 (referred to as the Reverse Stock Split), and contemporaneously with the Reverse Stock Split, a corresponding proportionate reduction in the number of shares of Common Stock authorized for issuance under our certificate of incorporation and a reduction in the par value of our Common Stock to $0.01 per share. The Reverse Stock Split, the corresponding reduction in the number of authorized shares, and the reduction in par value are collectively referred to as the Reverse Stock Split Amendment, the form of which is set forth in Appendix A.

Background and Rationale

The purpose of the Reverse Stock Split is to reduce the number of our outstanding shares of Common Stock to a number that is more typical for a company with GE's market capitalization, and to increase the per share trading price of our stock to levels more typical for a company with GE's market capitalization. GE has approximately 8.8 billion shares of Common Stock outstanding. Of companies in the S&P 500 with a market capitalization between $50 million and $250 billion as of December 31, 2020, GE is the only company with more than 7.5 billion shares outstanding, only two companies have 5 to 7.5 billion shares outstanding, and 66% of companies have less than 1 billion shares outstanding. The proposed amendment, if effected, will effect a reverse stock split of the issued and outstanding shares of common stock of the company, at a ratio of 1-for-8, and reduce the number of shares of Common Stock outstanding to approximately 1.1 billion shares, with a par value of $0.01 per share.

Over the past several years, GE has undergone a significant transformation, divesting most of GE Capital, as well as GE Appliances, GE Water, GE Transportation, Industrial Solutions, Distributed Power, GE Lighting and Current, the BioPharma business in GE Healthcare and other non-core assets. GE also plans to combine its GE Capital Aviation Services business with AerCap Holdings N.V. and continues to monetize its equity interest in Baker Hughes Company, as previously announced. Carrying out the Reverse Stock Split will adjust our shares outstanding to more closely reflect the scale

of GE's operations following these transactions. Refer to the Forward-Looking Statements Information page on our Investor Relations website (see "Helpful Resources" on page 73) as well as the Risk Factors described in our 2020 Annual Report on Form 10-K for the risks and uncertainties in connection with future transactions.

In addition, in connection with the Reverse Stock Split, we believe that the number of authorized shares of our Common Stock should be decreased proportionately from 13.2 billion authorized shares to 1.65 billion authorized shares. If the Reverse Stock Split is effectuated, we do not anticipate needing 13.2 billion authorized shares of Common Stock in the foreseeable future.

Implementation of the Reverse Stock Split

OTHER CONSIDERATIONS. Shareholders should recognize that, if the Reverse Stock Split is effected, they will own a lower number of shares than they currently own. Except for minor adjustments that may result from the treatment of fractional shares as described below, the Reverse Stock Split will not have any dilutive effect on our shareholders since each shareholder will hold the same percentage of our Common Stock outstanding immediately following the Reverse Stock Split as such shareholder held immediately prior to the Reverse Stock Split. While we expect that the Reverse Stock Split will result in an increase in the per share price of our Common Stock, the Reverse Stock Split may not increase the per share price of our Common Stock in proportion to the reduction in the number of shares of our Common Stock outstanding or result in a permanent increase in the per share price (which depends on many factors, including our performance, prospects, market conditions and other factors that may be unrelated to the number of shares outstanding).

If a Reverse Stock Split is effected and the per share price of our Common Stock declines, the percentage decline as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of a Reverse Stock Split. In addition, the Reverse Stock Split will likely increase the number of shareholders who own odd lots (less than 100 shares). Shareholders who hold odd lots typically will experience an increase in the cost of selling their shares, as well as possible greater difficulty in effecting such sales. Accordingly, a Reverse Stock Split may not achieve all of the desired results that have been outlined above.

The Board considered all of the foregoing factors and determined that seeking shareholder approval for the Reverse Stock Split Amendment is in the best interests of the company and its shareholders.

As noted below, even if shareholders approve the Reverse Stock Split Amendment, the Board reserves the right not to effect the Reverse Stock Split Amendment if the Board does not deem it to be in the best interests of the company or its shareholders at the time.

ANTICIPATED IMPACT ON DIVIDEND. The Board does not currently anticipate that the Reverse Stock Split will result in a change to the total value of the quarterly dividend that shareholders receive. Although the Board reserves the right to change the company's dividend policy in the future, we currently anticipate that the per share dividend paid will be proportionately adjusted to reflect the Reverse Stock Split.

EFFECTS OF THE REVERSE STOCK SPLIT. If the Reverse Stock Split Amendment is approved, there will be no impact on shareholders until the Board (or an authorized committee of the Board) determines to implement the Reverse Stock Split. The Reverse Stock Split, once implemented, would affect all the company's shareholders uniformly and would not affect any shareholder's percentage ownership interest or proportionate voting power, except for the cash out of fractional shares of Common Stock.

The principal effects of the Reverse Stock Split Amendment, which is set forth in Appendix A, would be that:

- the shares of Common Stock owned by a shareholder will be combined into one share of Common Stock for every 8 shares owned immediately before the Reverse Stock Split, with any fractional shares being treated as addressed below;
- the total number of outstanding shares of Common Stock would be decreased based on the Reverse Stock Split ratio;
- the number of authorized shares of our Common Stock will contemporaneously and correspondingly be reduced based upon the Reverse Stock Split ratio; and
- the par value of our Common Stock would be reduced to $0.01 per share.

EFFECT ON EQUITY COMPENSATION ARRANGEMENTS
- The per share exercise price of any outstanding stock options would be increased proportionately, and the number of shares issuable under outstanding stock options, restricted stock units, performance share units and all other outstanding equity-based awards would be reduced proportionately;
- the number of shares of Common Stock authorized for future issuance under our equity plans would be proportionately reduced and other similar adjustments would be made under the equity plans to reflect the Reverse Stock Split; and
- the exercise, exchange or conversion price of all other outstanding securities that are exercisable or exchangeable for or convertible into shares of our Common Stock would be proportionately adjusted and the number of shares of Common Stock issuable upon such exercise, exchange or conversion would be proportionately adjusted.

Additional effects of the Reverse Stock Split Amendment are discussed below.

FRACTIONAL SHARES. We do not plan to issue fractional shares in connection with the Reverse Stock Split. Shareholders who would otherwise hold fractional shares because the number of shares of Common Stock they hold before the Reverse Stock Split is not evenly divisible by the reverse split ratio will be entitled to receive cash (without interest, and subject to any required tax withholding applicable to a holder) in lieu of such fractional shares. The cash amount payable (without interest) would be equal to, as the Board (or a committee thereof) shall determine, either (i) such shareholder's proportionate interest in the proceeds, net of selling costs not paid

and satisfied by the company, from the aggregation and sale of the fractional shares by the transfer agent of the company, or (ii) the closing price of our Common Stock as reported on the NYSE on the trading day immediately preceding the date that the Reverse Stock Split Amendment becomes effective, as adjusted by the Reverse Stock Split ratio, multiplied by the applicable fraction of a share. Shareholders will not be entitled to receive interest for the period of time between the Effective Time (as defined below) and the date payment is received.

In the event we elect to aggregate and sell fractional shares, the transfer agent will aggregate such fractional shares into whole shares and sell the whole shares in the open market at prevailing trading prices. The transfer agent will then distribute the cash proceeds of the sale pro rata to the shareholders otherwise entitled to receive a fractional share. The transfer agent will in its sole discretion, without any influence by the company, determine when, how, through which broker-dealers and at what price to sell the aggregated fractional shares.

CONTINUED SEC REPORTING REQUIREMENTS AND STOCK LISTING. After the Effective Time, the company would continue to be subject to periodic reporting and other requirements of the Exchange Act, and the Common Stock would continue to be listed on the NYSE under the symbol "GE."

NEW CUSIP NUMBER. After the Effective Time (as defined below), the post-Reverse Stock Split shares of the company's Common Stock would have a new CUSIP number, which is a number used to identify the company's equity securities. Stock certificates issued before the Reverse Stock Split will reflect the older CUSIP number and should be returned to the company's transfer agent by following the procedures described below under "Holders of Certificated Shares of Common Stock".

HOLDERS OF CERTIFICATED SHARES OF COMMON STOCK. If any of a shareholder's shares of Common Stock are held in certificate form, that shareholder will receive a transmittal letter from the company's transfer agent as soon as practicable after the Effective Time of the Reverse Stock Split. The transmittal letter will be accompanied by instructions specifying how the shareholder may exchange their certificates representing the pre-Reverse Stock Split shares of Common Stock for a statement of holding. When that shareholder submits their certificates representing the pre-Reverse Stock Split shares of Common Stock, the post-Reverse Stock Split shares of Common Stock will be held electronically in book-entry form. This means that, instead of receiving a new stock certificate, that shareholder will receive a statement of holding that indicates the number of post-Reverse Stock Split shares of Common Stock held in book-entry form. The company will no longer issue physical stock certificates. If a shareholder is entitled to a payment in lieu of any fractional share interest, the payment will be made as described above under "Fractional Shares." Beginning at the Effective Time, each certificate representing pre-Reverse Stock Split shares will be deemed to evidence ownership of post-Reverse Stock Split shares. Shareholders will need to exchange their old certificates in order to effect transfers of shares. If an old certificate bears a restrictive legend, the registered shares in book-entry form will bear the same restrictive legend. The company may seek a waiver from the SEC permitting us to automate the conversion of physical certificates to a statement of holding in book-entry form for shareholders with certificates representing shares below a specified amount. Such a waiver would alleviate the need for certain shareholders to submit their stock certificates with the transmittal letter. If such a waiver is granted, we will communicate that to shareholders.

Shareholders should not destroy any stock certificate(s) and should not submit any stock certificate(s) until requested to do so.

EFFECT ON REGISTERED AND BENEFICIAL HOLDERS OF COMMON STOCK. After the Effective Time, shares of our Common Stock held by shareholders that hold their shares through a broker or other nominee will be treated in the same manner as shares held by registered shareholders that hold their shares in their names. Brokers and other nominees that hold shares of our Common Stock will be instructed to effect the Reverse Stock Split for the beneficial owners of such shares. However, those brokers or other nominees may implement different procedures than those to be followed by registered shareholders for processing the Reverse Stock Split, particularly with respect to the treatment of fractional shares. Shareholders whose shares of our Common Stock are held in the name of a broker or other nominee are encouraged to contact their broker or other nominee with any questions regarding the procedure of implementing the Reverse Stock Split with respect to their shares.

EFFECT ON REGISTERED "BOOK-ENTRY" HOLDERS OF OUR COMMON STOCK. Registered holders of shares of our Common Stock may hold some or all of their shares electronically in book-entry form under the direct registration system for the securities. Those shareholders will not have stock certificates evidencing their ownership of shares of our Common Stock, but generally have a statement reflecting the number of shares registered in their accounts.

Shareholders that hold registered shares of our Common Stock in book-entry form do not need to take any action to receive post-Reverse Stock Split shares. Any such shareholder that is entitled to post-Reverse Stock Split shares will automatically receive, at the shareholder's address of record, a transaction statement indicating the number of post-Reverse Stock Split shares held following the implementation of the Reverse Stock Split.

NO IMPACT ON PREFERRED STOCK. The Reverse Stock Split does not change the number of authorized shares of our Preferred Stock, $1.00 par value.

PAR VALUE AND ACCOUNTING CONSEQUENCES. Pursuant to the Reverse Stock Split Amendment, the par value of our Common Stock will be reduced from $0.06 per share to $0.01 per share. As a result of the Reverse Stock Split, at the Effective Time, the stated capital on our balance sheet attributable to our Common Stock will be reduced to $0.01 per share, and the additional paid-in capital account will be credited with the amount by which the stated capital is reduced. Our shareholders' equity, in the aggregate, will remain unchanged. Reported per share net earnings or loss and other per share of Common Stock amounts will increase because there will be fewer shares of Common Stock outstanding. In future financial statements, per share net earnings or loss and other per share of Common Stock amounts for periods ending before the Effective Time will be adjusted to give retroactive effect to the Reverse Stock Split. The purpose of the reduction in par value is to simplify our administrative procedures and to bring our par value in line with that of many other companies (including several other large industrial companies such as 3M, Danaher, ITW and Johnson Controls). The reduction in par value will have no impact on the market value of our stock or the rights of our shareholders.

HOW LONG THE AUTHORIZATION TO EFFECTUATE A REVERSE STOCK SPLIT WILL LAST. Upon receiving shareholder approval of the Reverse Stock Split Amendment, the Board (or an authorized committee of the Board) will have the authority, but not the obligation, at any time prior to the one-year anniversary of the 2021 Annual Meeting, to elect whether to effect the Reverse Stock Split Amendment.

The Board (or an authorized committee thereof) reserves the right to elect to abandon the Reverse Stock Split Amendment, even if shareholder approval has been obtained, if it determines in its discretion that the Reverse Stock Split is no longer in the best interest of the company and its shareholders. By voting in favor of the approval of the Reverse Stock Split Amendment, each shareholder is expressly also authorizing the Board (or an authorized committee of the Board) to determine not to proceed with and to abandon the Reverse Stock Split Amendment if it should so decide.

IMPLEMENTATION OF THE REVERSE STOCK SPLIT AMENDMENT. Assuming that shareholder approval of the Reverse Stock Split Amendment is obtained, the Board retains the discretion to effect the Reverse Stock Split at any other time prior to the one-year anniversary of the 2021 Annual Meeting or not at all. The Reverse Stock Split Amendment would be implemented by filing with the New York State Department of State an amendment to our restated certificate of incorporation, as amended, setting forth the Reverse Stock Split Amendment, which would be effective immediately or at such time as the company may specify at the time of filing (the "Effective Time"). If a certificate of amendment effecting the Reverse Stock Split Amendment has not been filed with the New York State Department of State prior to the one-year anniversary of the 2021 Annual Meeting, then the Reverse Stock Split Amendment will be automatically abandoned.

The Reverse Stock Split is not intended to be a first step in a series of steps leading to a "going private transaction" pursuant to Rule 13e-3 under the Exchange Act. Implementing the Reverse Stock Split would not reasonably likely result in, and would not have a purpose to, produce a "going private" effect.

NO APPRAISAL OR DISSENTERS' RIGHTS. Under New York law, holders of our Common Stock will not be entitled to dissenter's rights or appraisal rights with respect to the Reverse Stock Split Amendment.

INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS. Certain of our officers and directors have an interest in this proposal as a result of their ownership of shares of our Common Stock. However, we do not believe that our officers or directors have interests in this proposal that are different than or greater than those of any of our other shareholders.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT.
The following is a summary of material U.S. federal income tax consequences of the Reverse Stock Split to holders of our Common Stock. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect. Any such change or differing interpretation could affect the tax consequences described below.

We have not sought and will not seek an opinion of counsel or ruling from the Internal Revenue Service (the "IRS") with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary is limited to holders of our Common Stock that are U.S. holders, as defined below, and that hold our Common Stock as a capital asset (generally, property held for investment).

This summary is for general information only and does not address all U.S. federal income tax considerations that may be applicable to a holder's particular circumstances or to holders that may be subject to special tax rules, such as, for example, brokers and dealers in securities, currencies or commodities, banks and financial institutions, regulated investment companies, real estate investment trusts, expatriates, tax-exempt entities, governmental organizations, traders in securities that elect to use a mark-to-market method of accounting for their securities, certain former citizens or long-term residents of the United States, insurance companies, persons holding shares of our Common Stock as part of a hedging, integrated, or conversion transaction or a straddle or persons deemed to sell shares of our Common Stock under the constructive sale provisions of the Code, persons that hold more than 5% of our Common Stock, persons that hold our Common Stock in an individual retirement account, 401(k) plan or similar tax-favored account, or partnerships or other pass-through entities for U.S. federal income tax purposes and investors in such entities. This summary does not address any U.S. federal tax consequences other than U.S. federal income tax consequences (such as estate or gift tax consequences), the Medicare tax on net investment income, the alternative minimum tax or any U.S. state, local or foreign tax consequences.

For purposes of this summary, a "U.S. holder" means a beneficial owner of our Common Stock that is, for U.S. federal income tax purposes:

- an individual who is a citizen or resident of the United States;

- a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

- an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

- a trust if (1) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity (or arrangement) classified as a partnership for U.S. federal income tax purposes holds shares of our Common Stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If a holder of our Common Stock is a partner of a partnership holding shares of our Common Stock, such holder should consult his or her own tax advisor.

This summary of certain U.S. federal income tax consequences is for general information only and is not tax advice. Holders of our Common Stock are urged to consult their own tax advisor with respect to the application of United States federal income tax laws to their particular situation as well as any tax considerations arising under other United States federal tax laws (such as the estate or gift tax laws) or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

The Reverse Stock Split is intended to be treated as a recapitalization for U.S. federal income tax purposes. Assuming the Reverse Stock Split qualifies as a recapitalization, except as described below with respect to cash received in lieu of a fractional share, a U.S. holder will not recognize any gain or loss for U.S. federal income tax purposes upon the Reverse Stock Split. In the aggregate, a U.S. holder's tax basis in the Common Stock received pursuant to the Reverse Stock Split (excluding the portion of the tax basis that is allocable to any fractional share) will equal the U.S. holder's tax basis in its Common Stock surrendered in the Reverse Stock Split in exchange therefor, and the holding period of the U.S. holder's Common Stock received pursuant to the Reverse Stock Split will include the holding period of the Common Stock surrendered in the Reverse Stock Split in exchange therefor.

In general, a U.S. holder who receives a cash payment in lieu of a fractional share will recognize capital gain or loss equal to the difference between the amount of cash received in lieu of the fractional share and the portion of the U.S. holder's tax basis of the Common Stock surrendered in the Reverse Stock Split that is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the U.S. holder's holding period in its Common Stock surrendered in the Reverse Stock Split is more than one year as of the date of the Reverse Stock Split. The deductibility of net capital losses by individuals and corporations is subject to limitations.

U.S. holders that have acquired different blocks of our Common Stock at different times or at different prices are urged to consult their own tax advisors regarding the allocation of their aggregated adjusted basis among, and the holding period of, our Common Stock.

Information returns generally will be required to be filed with the IRS with respect to the payment of cash in lieu of a fractional share made pursuant to the Reverse Stock Split unless such U.S. holder is an exempt recipient and timely and properly establishes the exemption. In addition, payments of cash in lieu of a fractional share made pursuant to the Reverse Stock Split may, under certain circumstances, be subject to backup withholding, unless a U.S. holder timely provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not additional tax and may be refunded or credited against the U.S. holder's U.S. federal income tax liability, provided that the U.S. holder timely furnishes the required information to the IRS. U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Shareholder Proposals

What are you voting on?
The following shareholder proposals will be voted on at the annual meeting only if properly presented by or on behalf of the shareholder proponent. In accordance with the applicable proxy regulations, the text of the shareholder proposals and supporting statements and any graphics, for which we accept no responsibility, are set forth below.

How to find more information about the proponents
To obtain the addresses of any of the shareholder proponents, or their GE stock holdings, email shareowner.proposals@ge.com or write to Corporate Secretary, GE, at the address listed on the inside front cover of this proxy statement, and you will receive this information promptly.

Your Board recommends a vote **AGAINST** proposals 1 and 2, and **FOR** proposal 3, for the reasons that we provide following each proposal

Shareholder Proposal No. 1 — Multiple Candidate Elections

Martin Harangozo has notified us that he intends to submit the following proposal at this year's meeting:

Whereas: General Electric had lost nearly all its valuation in the last two decades, during a time when the stock market popular S and P 500 performance nearly tripled in valuation. The dividend is all but gone and less than when Mr. Jack Welch became CEO in 1981. Promised benefits to retirees have been broken. Rolling heads around as Mr. John Flannery replacing Mr. Jeffrey Immelt, or Mr. Lawrence Culp Jr. replacing Flannery has had no substantial positive effect in restoring the company valuation, or growing it to the broader market.

It is clear that a new approach is needed to drive the General Electric Company so that it performs for the shareholders consistent with general stock market performance. Electing board directors where each board seat has only one option, is a laughable circus and has no performance merit as demonstrated by the General Electric stock price. A presidential election for example, with only one candidate, would be unimaginable, laughable, and void of any election merit where voters have a legitimate voice.

Resolved: This proposal recommends the proxy features at minimum two candidates for each available board seat.

Your Board recommends a vote **AGAINST** this proposal.

The Governance Committee of the Board currently employs a rigorous and thorough process for selecting the candidates that it nominates to serve on the Board, as described in this proxy statement under "Election of Directors" on page 6. It carefully evaluates all individuals recommended as candidates to the Board, including individuals suggested by shareholders, in light of multiple factors including each such individual's industry and operations experience, finance and accounting experience, investor experience, technology experience, risk management experience, government and regulatory experience, global business experience and experience in the industries in which we participate. The Governance Committee and Board endeavor to have an experienced, qualified Board with high personal integrity and character, diversity of thought and expertise in areas relevant to GE. The Governance Committee selects candidates that it believes will complement each other, with each candidate bringing his or her own strengths and areas of expertise to the Board. In contrast, the unique approach suggested in this proposal of requiring that our company present two candidates for each open seat, which approach is not utilized by any company in the S&P 500, may result in individual nominees being considered in isolation and, thus may produce a board of directors that fails to represent a diversity of experiences and viewpoints.

For the foregoing reasons, the Board recommends a vote AGAINST this proposal.

Shareholder Proposal No. 2 — Independent Board Chairman

Kenneth Steiner has notified us that he intends to submit the following proposal at this year's meeting:

PROPOSAL 2 – INDEPENDENT BOARD CHAIRMAN

Shareholders request that our Board of Directors adopt a policy, and amend our governing documents as necessary to require that the Chairman of the Board of Directors to be an independent member of the Board whenever possible including the next Chairman of the Board transition.



If the Board determines that a Chairman who was independent when selected is no longer independent, the Board shall select a new Chairman who satisfies the requirements of the policy within a reasonable amount of time. This policy is not intended to violate any employment contract but recognizes that the Board has broad power to renegotiate an employment contract.

This proposal topic won impressive 41%-support at the 2018 General Electric annual meeting even though it was not a fair election. GE management put is hand on the scale and spent shareholder money on advertisements to oppose this proposal topic.

Support for proposals to appoint an independent board chair received 17% higher support at U.S. companies in 2020. Two such proposals received majority support due to management oversight failings. These two companies were Boeing, which fired its CEO after two 100% fatality crashes of factory fresh Boeing 737 MAX airliners which in turn grounded the entire worldwide fleet of 737 MAX airliners for more than 18-months and Baxter International, which had to restate its financial results in 2019.

Since management performance setbacks often result in higher support for this proposal topic, the mere submission of this proposal will be an incentive for the Chairman of the Board to perform better leading up to the 2021 annual meeting.

It is also important to have an independent board chairman to help make up for the 2020 the widespread use of online shareholder meetings which can easily be a transparency wasteland.

With tightly controlled online meetings everything is optional. For instance company status reporting is optional. Also answers to questions are optional even if management misleadingly asks for questions.

Goodyear management even hit the mute button right in the middle of the Securities and Exchange Commission mandated shareholder proposal presentation at its 2020 online shareholder meeting to bar constructive criticism.

Plus AT&T management would not even allow any sponsors of shareholder proposals to read their proposals by telephone at the 2020 AT&T online shareholder meeting during the pandemic. Please see:
AT&T investors denied a dial-in as annual meeting goes online https://whbl.com/2020/04/17/att-investors-denied-a-dial-in-as-annual-meeting-goes-online/1007928/

Online meetings also give management a blank check to make false statements. For instance management at scores of 2020 online annual meetings falsely stated that there were no more shareholder questions. Online shareholders were powerless to point out that their questions were not answered.
Please see:
Schwartz-Ziv, Miriam, How Shifting from In-Person to Virtual Shareholder Meetings Affects Shareholders' Voice (August 16, 2020). Available at SSRN: https://ssrn.com/abstract=3674998 or http://dx.doi.org/10.2139/ssrn.3674998

Please vote yes:
Independent Board Chairman – Proposal 2

Your Board recommends a vote **AGAINST** this proposal.

THE INTERESTS OF GE AND ITS SHAREHOLDERS ARE BEST SERVED WHEN LEADERSHIP CHOICES ARE MADE ON A CASE-BY-CASE BASIS. Our Board believes that providing strong, independent and objective oversight of the company is central to its role and to good governance. But by dictating a policy on the structure of company leadership, regardless of the circumstances or the individuals involved, this proposal could limit the Board's ability to pursue the governance strategy that is in the best interests of the company and its shareholders at a particular point in time. Because circumstances may change over time, we believe it is important for our directors to maintain flexibility to select the most appropriate Board leadership structure. For example, according to the 2020 Spencer Stuart Board Index, only 34% of companies in the S&P 500 currently have an independent board chairman. The Board will continue to monitor the appropriateness of its leadership structure, and adapt from time to time, as it does with all governance issues.

THE BOARD DECIDED DURING ITS RECENT CEO TRANSITION TO MAINTAIN ITS CURRENT LEADERSHIP STRUCTURE. At the time of the most recent CEO transition in September 2018, the Board considered appointing a director from among its members as independent Chairman and promoting an internal candidate or hiring an outside candidate as CEO. After deliberation, the independent directors determined that appointing Mr. Culp, one of our existing directors, to serve as CEO, and simultaneously appointing him as Chairman, was in the best interests of the company and its shareholders. The independent directors determined that Mr. Culp was the best candidate to drive the strategy for the company and the Board's agenda as Chairman, while also leading the execution of that strategy as CEO. The independent directors concluded that combining these roles was important to provide clarity on decision-making and accountability, particularly at a time of considerable change for the company, and that they could effectively mitigate any potential conflicts that might result from combining the roles primarily through the duties of the lead director, as described

below. We believe that the successful and swift execution on our strategic plan since Mr. Culp's appointment has been assisted considerably by his holding the roles of both CEO and Chairman.

INDEPENDENT LEADERSHIP IS PROVIDED BY OUR LEAD DIRECTOR. Our Board is committed to exercising independent oversight of management, regardless of our leadership structure. The lead director role at GE is designed to empower the independent directors to serve as a check on management, and we believe that the effectiveness of this structure is consistently demonstrated, including at the time of our most recent CEO transition. Our lead director, Tom Horton, the former Chairman and CEO of American Airlines, leads meetings of the independent directors and regularly meets with the Chairman for discussion of matters arising from these meetings. He also calls additional meetings of the independent directors or the entire Board as deemed appropriate, serves as a liaison on Board-related issues between the Chairman and the independent directors, and performs such other functions as the Board may direct. As described in the Board's Governance Principles, these other functions include (1) advising the Governance Committee on the selection of committee chairs, (2) approving the agenda, schedule and information sent to the directors for Board meetings, (3) working with the Chairman to propose an annual schedule of major discussion items for the Board's approval, (4) guiding the Board's governance processes, including the annual Board self-evaluation, succession planning and other governance-related matters, (5) leading the annual Chairman evaluation, and (6) providing leadership to the Board if circumstances arise in which the role of the Chairman may be, or may be perceived to be, in conflict, and otherwise act as chairman of Board meetings when the Chairman is not in attendance. The lead director oversees the Board's periodic review of its leadership structure to evaluate whether it remains appropriate for the company. The lead director also frequently meets with our largest shareholders.

For the foregoing reasons, the Board recommends a vote AGAINST this proposal.

Shareholder Proposal No. 3 — Report on Net Zero Indicator

As You Sow has notified us that it intends to submit the following proposal at this year's meeting on behalf of Long View Funds and Putney School Inc Endowment Inv Mgr (S), with co-filer School Sisters of Notre Dame Cooperative Investment Fund:

Whereas: The increasing rate and number of climate-related disasters affecting society is causing alarms to be raised within the executive, legislative[1] and judicial[2] branches of government, making the corporate sector's contribution to climate mitigation a significant policy issue;

The Commodity Futures Trading Commission's Climate Related Risk Subcommittee recently issued a report[3] finding that climate change poses a significant risk to, and could impair the productive capacity of, the U.S. economy;

Shareholders are increasingly concerned about material climate risk to both their companies and their portfolios and seek clear and consistent disclosures from the companies in which they invest;

In response to material climate risk, the steering committee of the Climate Action 100+ initiative (CA100+), a coalition of more than 500 investors with over $47 trillion in assets, issued a Net Zero Company Benchmark (Benchmark) calling on the largest carbon emitting companies – including our Company – to work toward reducing greenhouse gas (GHG) emissions to net zero, improving climate governance, and providing specific climate related financial disclosures;[4]

A failure to comply with Benchmark goals and disclosures is likely to pose a material risk to our Company and its shareholders, in particular the failure to clearly disclose whether the Company has adopted net zero greenhouse gas reduction goals across its full range of emissions;

Failure to address such a critical climate issue may have a negative effect on our Company's cost of capital and shareholders' financial returns. BlackRock notes that investment flows into "sustainable" and climate aligned assets will drive long term outperformance relative to companies perceived as having weaker sustainability characteristics;[5,6]

A core indicator of company alignment with the Paris Agreement is Indicator 1, titled "Net Zero GHG emissions by 2050 (or sooner) ambition," which seeks disclosure on whether the company has set an ambition to achieve net zero GHG emissions by 2050 or sooner and whether any such emissions ambition statement explicitly includes scope 1, 2, and, when applicable, the most relevant scope 3 emissions (**Net Zero Indicator**);

While GE has committed to achieve carbon neutrality for its facilities and operations by 2030 (Scope 1 & 2),[7] it has not reported an ambition to reduce the largest component of its GHG emissions -- its scope 3 product emissions – an important gauge of whether and how it is reducing climate risk and capitalizing on low carbon opportunities.

Resolved: Shareholders request the Board of Directors issue a report, at reasonable expense and excluding confidential information, evaluating and disclosing if and how the company has met the criteria of the Net Zero Indicator, or whether it intends to revise its policies to be fully responsive to such Indicator.

Supporting Statement: Proponents suggest, at Company discretion, the report also include any rationale for a decision not to set and disclose goals in line with the Net Zero Indicator.

(1) https://www.govtrack.us/congress/bills/subjects/climate_change_and_greenhouse_gases/6040#sort=-introduced_date

(2) https://www.nature.com/articles/d41586-020-00175-5

(3) https://www.cftc.gov/sites/default/files/2020-09/9-9-20%20Report%20of%20the%20Subcommittee%20on%20Climate-Related%20Market%20Risk%20-%20Managing%20Climate%20Risk%20in%20the%20U.S.%20Financial%20System%20for%20posting.pdf

(4) Climate Action 100+ Net Zero Company Benchmark, Addressed to the CEO and Chair of each CA100+ Company, https://climateaction100.wpcomstaging.com/wp-content/uploads/2020/11/FINAL-CA100-Master-Indicators.pdf

(5) https://www.blackrock.com/corporate/literature/whitepaper/bii-portfolio-perspectives-february-2020.pdf

(6) https://www.morningstar.com/articles/994219/sustainable-funds-continue-to-rake-in-assets-during-the-secondquarter

(7) https://www.ge.com/sites/default/files/GE_2030_Carbon_Neutral_Infographic_r1.pdf

Your Board recommends a vote **FOR** this proposal.

GE SUPPORTS THE GOALS OF THE PARIS AGREEMENT, AND WE ARE TAKING SIGNIFICANT ACTIONS TO HELP ACHIEVE THOSE GOALS. We believe that climate change is an urgent priority, and GE is actively engaged in helping solve the challenges of the global energy transition with technology that can decarbonize key sectors of the economy. This is a primary strategic focus for the company, with governance oversight by the Board and an Energy Transition Steering Committee that includes our CEO, our energy business CEOs and other GE leaders. We have also taken significant actions over the last year. For example, we announced a new goal of achieving carbon neutrality for our own operations by 2030. With over 1,000 facilities across the globe, including factories, test sites, warehouses and offices, the scale of our industrial manufacturing footprint means that achieving our new goal will represent a significant reduction of greenhouse gas emissions. We also announced that we are planning an exit from the new build coal power market—another important shift given the share of greenhouse gas emissions attributable to coal power globally, and the opportunities to reduce those emissions with increased deployment of renewables, natural gas or other power generation sources.

SOLVING THE CHALLENGES OF THE ENERGY TRANSITION WILL REQUIRE SIGNIFICANT TECHNOLOGICAL INNOVATION, AND GE'S TECHNOLOGY WILL CONTINUE TO PLAY A CENTRAL ROLE. The world needs to make rapid progress toward a net zero greenhouse gas emissions future, while at the same time addressing the growing needs for reliable, affordable power. Almost a billion people lack access to reliable electricity today, and the International Energy Agency (IEA) projects that electricity demand will rise globally by nearly 50% through 2040. Addressing these needs simultaneously will require a broad array of technologies, and significant advances in technology. This is where we see GE's most important contribution to addressing the challenges of the energy transition over the near term and longer term. GE through its products, engineering expertise and global reach will continue to help the world meet its decarbonization goals. That includes both providing diverse, efficient solutions that have meaningful impact today, and innovating to help solve tomorrow's challenges as the energy transition advances further. Over the years, we have designed a diverse portfolio of some of the most advanced products to enable emissions reductions, including:

- our Haliade-X, the world's most powerful offshore wind turbine in operation;
- our suite of GE onshore wind turbines, with more than 49,000 turbines installed globally and an industry leading 53% of new wind turbines installed in the U.S. in 2020;
- our highly efficient gas turbines, which have been a force multiplier for reducing power sector emissions and growing renewable energy, and we have more than 70 gas turbines worldwide with experience using hydrogen and associated fuels that show how gas power generation can be more deeply decarbonized over time;

- our digital grid solutions to enable electrical grid hardening and resiliency, particularly with rapid renewables growth;
- our small modular nuclear reactors (BWRX-300 and Natrium), which could be deployed to fully decarbonize the grid as a zero emissions solution; and
- our GE9X engine, the world's largest and most powerful aircraft engine that is also the most efficient engine we have ever built and is designed to deliver 10% greater fuel efficiency than its predecessor.

WE RECOGNIZE SHAREHOLDERS' INTEREST IN COMPANIES' ACTIONS AND REPORTING RELATED TO CLIMATE CHANGE. In our ongoing shareholder engagements, we see how many of our shareholders are keenly interested in the ways GE and other companies are addressing climate change. This shareholder proposal requests a report on whether GE has set a particular type of greenhouse gas emissions goal—namely, one that sets an ambition for GE to achieve net zero greenhouse gas emissions by 2050 or sooner, including Scope 1, 2 and, when applicable, the most relevant Scope 3 emissions—or whether the company intends to revise its policies to address that goal. As noted above, GE recently announced a goal of carbon neutrality by 2030 for greenhouse gas emissions from GE's own operations, which are known as Scope 1 and 2 emissions. Scope 3 is a more expansive category of other indirect emissions associated with a company's operations. The concept encompasses emissions across a company's entire value chain, including emissions from customers' use of products that the company sells. We evaluate our greenhouse gas emissions reporting and goals on an ongoing basis, and GE has not to date set a goal that encompasses Scope 3 greenhouse gas emissions or that meets the criteria of the "Net Zero Indicator" as defined in this proposal. GE has been working toward the publication of a sustainability report later this year that will include discussion of GE's approach to greenhouse gas emissions reductions, and in response to this proposal will include the requested reporting about whether the company intends to set the specific type of goal that this proposal defines and the company's rationale. The reason why we have not set this type of goal to date is that we would want any specific goals that GE sets to be credible and well-founded. While, as discussed above, GE's technology and innovation are helping to enable decarbonization globally, an exercise of setting specific greenhouse gas emissions reduction goals that include activities outside of GE's operations depends on the range of potential pathways for decarbonization, the timelines for deployment of technologies over a long time horizon, the speed of research and innovation efforts, the impacts of government policies and other factors that could significantly affect GE's approach and are not yet known. As a technology provider to the power and aviation sectors, we are particularly aware of the engineering challenges still to be solved to make the ambition of net zero a reality, and those challenges are key strategic opportunities for the solutions and ongoing innovation that GE can provide.

For the foregoing reasons, the Board recommends a vote FOR this proposal.

Submitting 2022 Proposals

The table below summarizes the requirements for shareholders who wish to submit proposals, including director nominations, for next year's annual meeting. Shareholders are encouraged to consult SEC Rule 14a-8 or our by-laws, as applicable, to see all applicable requirements.

	PROPOSALS FOR INCLUSION IN 2022 PROXY	DIRECTOR NOMINEES FOR INCLUSION IN 2022 PROXY (PROXY ACCESS)	OTHER PROPOSALS/NOMINEES TO BE PRESENTED AT 2022 MEETING**
Type of proposal	SEC rules permit shareholders to submit proposals for inclusion in our proxy statement by satisfying the requirements specified in SEC Rule 14a-8	A shareholder (or a group of up to 20 shareholders) owning at least 3% of GE stock for at least 3 years may submit director nominees (up to 20% of the Board) for inclusion in our proxy statement by satisfying the requirement specified in Article VII, Section F of our by-laws	Shareholders may present proposals or director nominations directly at the annual meeting (and not for inclusion in our proxy statement) by satisfying the requirements specified in Article VII, Section D of our by-laws
When proposal must be received by GE	No later than close of business (6 p.m. ET) on November 23, 2021	No earlier than October 24, 2021 and no later than close of business (6 p.m. ET) on November 23, 2021	
Where to send	**By mail:** Corporate Secretary, at the address set forth on the inside front cover of this proxy statement **By email:** shareowner.proposals@ge.com		
What to include	The information required by SEC Rule 14a-8	The information required by our by-laws*	

* Our by-laws are available on GE's website (see "Helpful Resources" on page 73).

** With respect to proposals not submitted pursuant to SEC Rule 14a-8 and nominees presented directly at the 2022 annual meeting, SEC rules permit management to vote proxies in its discretion in certain cases if the shareholder does not comply with this deadline or, if this deadline does not apply, a deadline of the close of business (6 p.m. ET) on February 6, 2022, and in certain other cases notwithstanding the shareholder's compliance with these deadlines.

Shareholder Proposals

Voting and Meeting Information

Proxy Solicitation & Document Request Information

How We Will Solicit Proxies

Proxies will be solicited on behalf of the Board by mail, telephone, other electronic means or in person, and we will pay the solicitation costs. Copies of proxy materials will be supplied to brokers, dealers, banks and voting trustees, or their nominees, to solicit proxies from beneficial owners, and we will reimburse these institutions for their reasonable expenses. Morrow Sodali, LLC has been retained to assist in soliciting proxies for a fee of $45,000 plus distribution costs and other expenses.

How We Use the Internet to Distribute Proxy Materials

Since 2014, we have distributed proxy materials to some of our shareholders over the Internet by sending them a Notice of Internet Availability of Proxy Materials ("Notice of Internet Availability") that explains how to access our proxy materials and vote online.

HOW GE SHAREHOLDERS BENEFIT FROM E-PROXY. This "e-proxy" process, which was approved by the SEC in 2007, expedites our shareholders' receipt of these materials, lowers the costs of proxy solicitation and reduces the environmental impact of our annual meeting.

HOW TO OBTAIN A PRINTED COPY OF OUR PROXY MATERIALS. If you received a Notice of Internet Availability and would like us to send you a printed copy of our proxy materials, please follow the instructions on the notice.

How Documents Will Be Delivered to Beneficial Owners Who Share an Address

If you are the beneficial owner, but not the record holder, of shares of GE stock, and you share an address with other beneficial owners, your broker, bank or other institution is permitted to deliver a single copy of this proxy statement and our annual report for all shareholders at your address (unless one of them has already asked for separate copies).

TO RECEIVE SEPARATE COPIES. To request an individual copy of this proxy statement and our annual report, or the materials for future meetings, write to sendmaterial@proxyvote.com with the control number from your Notice of Internet Availability in the subject line, or call 800-579-1639. We will promptly deliver them to you.

TO STOP RECEIVING SEPARATE COPIES. If you currently receive separate copies of these materials and wish to receive a single copy in the future, you will need to contact your broker, bank or other institution where you hold your shares.

Voting Information

Who Is Entitled to Vote

Shareholders of record at the close of business on March 8, 2021 are eligible to vote at the meeting. Our voting securities consist of our $0.06 par value common stock (our preferred stock is not entitled to vote at the annual meeting), and there were 8,784,651,293 shares outstanding on the record date. Each share outstanding on the record date is entitled to one vote for each director nominee and one vote for each of the other proposals to be voted on. Treasury shares are not voted.

HOW YOU CAN ACCESS THE PROXY MATERIALS ELECTRONICALLY OR SIGN UP FOR ELECTRONIC DELIVERY … AND DONATE TO AMERICAN FORESTS

Important Notice Regarding the Availability of GE's Proxy Materials for the 2021 Annual Meeting: This proxy statement and our annual report may be viewed online at GE's annual report website (see "Helpful Resources" on page 73). Shareholders can also sign up to receive proxy materials electronically by following the instructions below. GE will make a $1.00 donation to American Forests to help restore national forests throughout the United States for every shareholder who signs up for electronic delivery.

If you hold your GE shares directly with the company and you would like to receive future proxy materials electronically, please visit our annual report website or the Shareholder Services page of our Investor Relations website (see "Helpful Resources" on page 73) and follow the instructions there. If you choose this option, you will receive an email with links to access the materials and vote your shares, and your choice will remain in effect until you notify us that you wish to resume mail delivery of these documents.

If you hold your GE shares through a bank, broker or other holder of record and you would like to receive future proxy materials electronically, please refer to the information provided by that entity for instructions on how to elect this option.

HOW RECORD SHAREHOLDERS AND RSP PARTICIPANTS CAN REQUEST COPIES OF OUR ANNUAL REPORT

If you hold your shares directly with us and previously elected not to receive an annual report for a specific account, you may request a copy by:

- **Calling** 800-579-1639
- **Going online** to www.proxyvote.com
- **Emailing** sendmaterial@proxyvote.com with the control number from your Notice of Internet Availability in the subject line

In addition, participants in the RSP may request copies of our annual report by calling the RSP Service Center at 877.554.3777.

How You Can Vote Before the Meeting

We encourage shareholders to submit their votes in advance of the meeting. To submit your votes by Internet, follow the instructions on your proxy card, voting instruction form or Notice of Internet Availability of Proxy Materials. If you received your materials by mail, you can also vote by telephone or simply complete and return the proxy or voting instruction form in the envelope provided. If you vote in advance using one of these methods, you are still welcome to attend the live webcast of the annual meeting.

How You Can Vote During the Meeting

Shareholders of record may vote during the virtual meeting by logging into the meeting website and following the instructions provided on the website. Shareholders who hold shares through a brokerage firm, bank, trust or other similar organization (in street name) should refer to the voting instructions provided with these proxy materials.

How You Can Change Your Vote

You may change your vote by revoking your proxy at any time before it is exercised, which can be done by voting electronically during the meeting, by delivering a new proxy or by notifying the inspector of election in writing. If your GE shares are held for you in a brokerage, bank or other institutional account, you must contact that institution to revoke a previously authorized proxy. The address for the inspector of election is First Coast Results, Inc., 200 Business Park Circle, Suite 112, Saint Augustine, FL 32095.

We Have a Confidential Voting Policy

Individual votes of shareholders are kept private, except as necessary to meet legal requirements. Only the independent inspector and certain employees of GE and its agents have access to proxies and other individual shareholder voting records, and they must acknowledge in writing their responsibility to comply with this confidentiality policy.

Voting Standards and Board Recommendations

VOTING ITEM	BOARD RECOMMENDATION	VOTING STANDARDS	TREATMENT OF ABSTENTIONS & BROKER NON-VOTES
Election of Directors	FOR		
Say-on-pay	FOR	Majority of Votes Cast	Not counted as votes cast and therefore no effect
Auditor Ratification	FOR		
Reverse Stock Split	FOR	Majority of Shares Outstanding	Same effect as a vote AGAINST
Shareholder Proposal No.1	AGAINST		
Shareholder Proposal No.2	AGAINST	Majority of Votes Cast	Not counted as votes cast and therefore no effect
Shareholder Proposal No.3	FOR		

WE HAVE A MAJORITY VOTING STANDARD FOR DIRECTOR ELECTIONS. Each director nominee who receives a majority of the votes cast will be elected. Any current director who does not meet this standard is subject to the Board's policy regarding resignations by directors who do not receive a majority of "For" votes, which is described in the Board's Governance Principles (see "Helpful Resources" on page 73). All other matters are approved if supported by a majority of votes cast.

How Proxies Will Be Voted

PROXIES WILL BE VOTED AS YOU SPECIFY OR, IF YOU DON'T SPECIFY, AS RECOMMENDED BY THE BOARD. The shares represented by all valid proxies that are received on time will be voted as specified. When a valid proxy form is received and it does not indicate specific choices, the shares represented by that proxy will be voted in accordance with the Board's recommendations.

WHAT HAPPENS IF OTHER MATTERS ARE PROPERLY PRESENTED AT THE MEETING. If any matter not described in this proxy statement is properly presented for a vote at the meeting, the persons named on the proxy will vote in accordance with their judgment.

WHAT HAPPENS IF A DIRECTOR NOMINEE IS UNABLE TO SERVE. We do not know of any reason why any nominee would be unable to serve as a director. If any nominee is unable to serve, the Board can either nominate a different individual or reduce the Board's size. If it nominates a different individual, the shares represented by all valid proxies will be voted for that nominee.

Important Voting Information for Beneficial Owners

If your GE shares are held for you in a brokerage firm, bank, trust or other similar organization, you are considered the beneficial owner of those shares, but not the record holder. This means that you vote by providing instructions to your broker rather than directly to the company. Unless you provide specific voting instructions, your broker is not permitted to vote your shares on your behalf, except on the proposal to ratify Deloitte. For your vote on any other matters to

be counted, you will need to communicate your voting decisions to your broker, bank or other institution before the date of the annual meeting using the voting instruction form that the institution provides to you. If you would like to vote your shares during the meeting, you must obtain a proxy from your financial institution.

Important Voting Information for GE Retirement Savings Plan Participants

If you are a RSP participant, the trustee of the RSP trust will vote the shares allocable to your RSP account as of March 5, 2021 as you instruct (you should consider this date the "record date" for purposes of the shares allocable to your RSP account). You may give instructions via telephone or the Internet or by mailing the proxy form. If your valid proxy form is received by April 30, 2021 and it does not specify a choice, the trustee will vote the shares as the Board recommends. If your proxy form is not received by April 30, 2021 and you did not submit a vote via telephone or the Internet by that date, shares allocable to your RSP account will not be voted. You may revoke a previously delivered proxy by either notifying the inspector of election in writing that you wish to revoke or by delivering a subsequent proxy by April 30, 2021. The address for the inspector of election is First Coast Results, Inc., 200 Business Park Circle, Suite 112, Saint Augustine, FL 32095. For more information about the voting process, you can call the GE RSP Service Center at 1-877-55-GERSP (1-877-554-3777).

How You Can Obtain More Information

If you have any questions about the proxy voting process, please contact the broker, bank or other institution where you hold your shares. The SEC also has a website (see "Helpful Resources" on page 73) with more information about your rights as a shareholder. Additionally, you may contact our Investor Relations team by following the instructions on our Investor Relations website (see "Helpful Resources" on page 73).

Meeting Information

VIRTUAL MEETING FORMAT. The Governor of the State of New York has issued several temporary executive orders permitting New York corporations to hold virtual only shareholder meetings in light of the COVID-19 pandemic. In addition, the New York State Legislature has approved amendments to New York law, which, if signed by the Governor, would permit New York corporations to hold virtual-only shareholder meetings this year. If permitted by New York law or executive order as of the date of the Annual Meeting, we intend to hold the Annual Meeting solely by means of remote communications with no in-person location.

In the event a solely virtual meeting is not permitted as of such date, we may provide a venue for an in-person annual meeting, in addition to virtual participation. In that case, we would notify our shareholders in advance on our website and by issuing a press release and filing it as additional proxy materials with the SEC. Attendance at an in-person meeting would include additional safety precautions in light of the COVID-19 pandemic.

We have designed the format of the 2021 Annual Meeting so that shareholders have the same rights and opportunities as they would have at a physical meeting. Shareholders will be able to submit questions during the meeting using online tools, providing our shareholders with the opportunity for meaningful engagement with the company.

Shareholders of record as of the close of business on March 8, 2021, the record date, are entitled to participate in and vote at the 2021 Annual Meeting. To participate in the Annual Meeting, including to vote, ask questions, and view the list of registered shareholders as of the record date during the meeting, shareholders of record should go to the meeting website at www.virtualshareholdermeeting.com/GE2021, enter the 16-digit control number found on your proxy card or Notice of Internet Availability, and follow the instructions on the website. If your shares are held in street name and your voting instruction form or Notice of Internet Availability indicates that you may vote those shares through the http://www.proxyvote.com website, then you may access, participate in, and vote at the annual meeting with the 16-digit access code indicated on that voting instruction form or Notice of Internet

Availability. Otherwise, shareholders who hold their shares in street name should contact their bank, broker or other holder of record (preferably at least 5 days before the Annual Meeting) and obtain a "legal proxy" in order to be able to attend, participate in or vote at the annual meeting.

Additional information regarding the rules and procedures for participating in the Annual Meeting will be set forth in our meeting rules of conduct, which shareholders can view during the meeting or prior to the meeting at www.proxyvote.com and at www.ge.com/proxy.

As with our past in-person annual meetings, we are making the virtual meeting available to the public to listen live. Anyone wishing to do so may go to www.virtualshareholdermeeting.com/GE2021 and enter as a guest.

You may log into the 2021 Annual Meeting beginning at 9:45 a.m. Eastern Time on May 4, 2021 and the Annual Meeting will begin promptly at 10:00 a.m. Eastern Time.

SUBMITTING QUESTIONS DURING THE MEETING. Shareholders of record will be able to submit questions either before (by going to www.proxyvote.com) or during the virtual meeting (by going to the Annual Meeting Website) by typing the question into the "Ask a Question" field and clicking "Submit." We will answer questions that comply with the meeting rules of conduct during the Annual Meeting, subject to time constraints. If we receive substantially similar questions, we may group such questions together. Questions related to personal matters, that are not pertinent to Annual Meeting matters, or that contain derogatory references to individuals, use offensive language, or are otherwise out of order or not suitable for the conduct of the Annual Meeting will not be addressed during the meeting. If there are questions pertinent to Annual Meeting matters that cannot be answered during the Annual Meeting due to time constraints, management will post answers to such questions at www.ge.com/investor-relations.

TECHNICAL ASSISTANCE DURING THE MEETING. If you encounter any difficulties accessing the meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual shareholder meeting log-in page.

Appendix A

Reverse Stock Split Form of Charter Amendment

The subject of this amendment by General Electric Company is to effect a combination of its Common Stock, $0.06 par value (the "Common Stock") which is to be effected by means of a one-share-for-eight-shares combination of its Common Stock issued and outstanding or held in treasury, by reducing in the same proportion its authorized Common Stock from 13,200,000,000 authorized shares of Common Stock to 1,650,000,000 authorized shares of Common Stock, and by reducing the par value from $0.06 to $0.01. There is no impact on the number of the 50,000,000 authorized shares of preferred stock of the par value of $1.00 each.

In order to give effect to the foregoing combination of the Common Stock, as of the time that this Certificate of Amendment to the Certificate of Incorporation becomes effective pursuant to the New York Business Corporation Law, clause A. of Section 3 of the Certificate of Incorporation is hereby replaced in its entirety with the following:

"The aggregate number of shares which the corporation is authorized to issue is 1,700,000,000 shares, consisting of:

1. 1,650,000,000 shares of common stock having a par value of $0.01 per share; and

2. 50,000,000 shares of preferred stock having a par value of $1 per share."

Every eight shares of Common Stock issued and outstanding or held by the Corporation in treasury immediately prior to the time that this Certificate of Amendment of the Certificate of Incorporation becomes effective pursuant to the New York Business Corporation Law shall be, effective as of the effectiveness of this Certificate of Amendment, automatically and without any action on the part of the Corporation or the respective holders thereof, combined and changed into one issued, fully paid and nonassessable share of Common Stock, subject to the treatment of fractional share interests described below. No fractional shares will be issued in connection with the combination of shares of Common Stock. In lieu of any fractional share which a shareholder would otherwise be entitled to receive as a result of the combination of shares of Common Stock, such shareholder will be entitled to receive a cash amount (without interest) equal to, as the Corporation shall determine, either (i) each such shareholder's proportionate interest in the proceeds, net of selling costs not paid and satisfied by the Corporation, from the aggregation and sale of the fractional shares by the transfer agent of the Corporation or (ii) the closing price of our Common Stock as reported on the New York Stock Exchange on the trading day immediately preceding the date that this Certificate of Amendment of the Certificate of Incorporation becomes effective, as adjusted by the ratio of one share of Common Stock for every eight shares of Common Stock, multiplied by the applicable fraction of a share.

Immediately prior to the effectiveness of this Certificate of Amendment, the Corporation had issued [ ] shares of Common Stock, $0.06 par value, including [ ] treasury shares. Immediately prior to effectiveness of this Certificate of Amendment, the number of unissued shares of Common Stock, $0.06 par value, was [ ].

At the effectiveness of this Certificate of Amendment, and disregarding the elimination of fractional shares, there will be [ ] issued shares of Common Stock, $0.01 par value, including [ ] treasury shares. At the effectiveness of this Certificate of Amendment, subject to the elimination of fractional shares, there will be [ ] unissued shares of Common Stock, $0.01 par value.

As a result of the combination of shares of Common Stock, the stated capital of the Corporation will be reduced in proportion to the ratio of one share of Common Stock for every eight shares of Common Stock, and the Corporation's additional paid-in capital will be credited with the amount by which stated capital is reduced. The stated capital of the Corporation pursuant to the New York Business Corporation Law immediately prior to the effectiveness of this Certificate of Amendment is $[ ] and the stated capital of the Corporation pursuant to the New York Business Corporation Law at the effectiveness of this Certificate of Amendment will be $[ ].

Helpful Resources

ANNUAL MEETING

Proxy & supplemental materials	www.ge.com/proxy
Online voting for registered holders & RSP participants	www.proxyvote.com
Online voting for beneficial owners	www.proxyvote.com
Questions regarding admission	www.ge.com/proxy
Webcast	www.virtualshareholdermeeting.com/GE2021
SEC website on proxy matters	www.sec.gov/spotlight/proxymatters.shtml
Electronic delivery of future proxy materials	www.ge.com/investor-relations/shareholder-services
Information for GE RSP Participants	www.oneHR.ge.com

BOARD OF DIRECTORS

GE Board	www.ge.com/investor-relations/governance
Board committees	
Audit Committee Charter	
Compensation Committee Charter	
Governance Committee Charter	
Communicating concerns to directors	
Director independence	

FINANCIAL REPORTING

Annual report	www.ge.com/investor-relations/annual-report
Events & financial reports	www.ge.com/investor-relations/events-reports
Forward-looking statements	www.ge.com/investor-relations/important-forward-looking-statement-information

GE

Corporate website	www.ge.com
Leadership	www.ge.com/about-us/leadership/executives
Investor Relations	www.ge.com/investor-relations
Ombudsperson process	https://www.ge.com/sites/default/files/16-0020_GE_SPIRIT_LETTER-2_r10v3_11x8.5_PRINT_ENGLISH.pdf
ESG/Sustainability Information	www.ge.com/sustainability

GOVERNANCE DOCUMENTS

By-laws	www.ge.com/investor-relations/governance
Certificate of Incorporation	
Code of conduct set forth in The Spirit & The Letter	
Governance Principles	

FRONT COVER

Pictured: Gas Power's Tammy Franklin in Greenville, South Carolina, U.S.A., and Aviation's Jon Ohman in Victorville, California, U.S.A., rise to the challenge of building a world that works.

BACK COVER

The back cover of this report features GE employees, including:

Logan Toynbee, Renewable Energy
Ashley Meaux, GE Digital
Lauren Duncan, Aviation
Donovan Buckley, GE Research
Tammy Franklin, Power
Jon Ohman, Aviation
Yanmang Zhang, Healthcare
Charles McKinney, Power

ACRONYMS USED

DSUs	Deferred Stock Units
GAAP	Generally Accepted Accounting Principles
NYSE	New York Stock Exchange
PCAOB	Public Company Accounting Oversight Board
PSUs	Performance Share Units
R&D	Research & Development
RSUs	Restricted Stock Units
S&P	Standard & Poor's
SEC	Securities and Exchange Commission
TSR	Total Shareholder Return

Web links throughout this document are inactive textual references provided for convenience only, and the content on the referenced websites is not incorporated herein by reference and does not constitute a part of this proxy statement.

GE and the GE logo are trademarks and service marks of General Electric Company. Other marks used throughout are trademarks and service marks of their respective owners.

WHERE CAN YOU FIND MORE INFORMATION



2021
Sustainability Report
2020
Diversity Annual Report
2020
Annual Report
2021
Notice of Annual Meeting
and Proxy Statement

2020 Annual Report
https://www.ge.com/investor-relations/annual-report

2020 Diversity Annual Report
https://www.ge.com/about-us/diversity

2021 Proxy Statement
https://www.ge.com/proxy

2021 Sustainability Report
To be published later this year
https://www.ge.com/sustainability



MIX
Paper from responsible sources
FSC www.fsc.org FSC® C013980

The manufacturing facility that produced this report is an EPA GreenPower Partner that is powered by renewable energy generated by GE wind turbines.







Building a world that works

General Electric Company
5 Necco Street
Boston, MA 02210
www.ge.com